
13001729

W. R. Berkley Corporation | 2012 Annual Report

# 2012 Financial Highlights

Optimizing risk-adjusted return over the long run has allowed us to deliver exceptional benefits to our shareholders. We believe we can continue to do so in the foreseeable future.

**12.9%**

Return on stockholders' equity averaged 18.4% over the past 10 years.

**$3.56**

Net income per share increased 32% in 2012.

**$5.8 billion**

Total revenues increased 13% in 2012.

**97.2%**

Combined ratio averaged 95.6% over the past 5 years.

# Table of Contents



**Cover:** "The Altar and Shrine (Celia Thaxter's Sitting Room, Isles of Shoals)" by Childe Hassam, 1892

# Relative Stock Price Performance



W. R. Berkley Corporation
S&P 500®
Cumulative Growth:
4,288%
753%
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09
10
11
12


In thousands, except per share data

| Years ended December 31, | **2012** | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Total revenues | **$ 5,823,554** | $ 5,155,984 | $ 4,724,069 | $ 4,431,178 | $ 4,708,808 |
| Net premiums written | **4,898,539** | 4,357,368 | 3,850,926 | 3,730,095 | 4,033,899 |
| Net investment income | **586,763** | 526,351 | 530,525 | 379,008 | 533,480 |
| Insurance service fees | **103,133** | 92,843 | 85,405 | 93,245 | 102,856 |
| Net income to common stockholders | **510,592** | 391,211 | 446,405 | 307,506 | 279,795 |
| Net income per common share: | | | | | |
| Basic | **3.72** | 2.80 | 3.00 | 1.92 | 1.68 |
| Diluted | **3.56** | 2.69 | 2.88 | 1.85 | 1.61 |
| Return on common stockholders' equity | **12.9%** | 10.7% | 12.6% | 10.3% | 7.9% |
| At Year End | | | | | |
| Total assets | **$20,155,896** | $18,403,873 | $17,477,070 | $17,280,001 | $16,074,113 |
| Total investments | **14,467,440** | 13,439,518 | 12,995,393 | 13,050,238 | 11,143,281 |
| Reserves for losses and loss expenses | **9,751,086** | 9,337,134 | 9,016,549 | 9,071,671 | 8,999,596 |
| Common stockholders' equity | **4,306,217** | 3,953,356 | 3,651,399 | 3,547,472 | 2,999,274 |
| Common shares outstanding | **136,018** | 137,520 | 141,010 | 156,552 | 161,467 |
| Common stockholders' equity per share | **31.66** | 28.75 | 25.89 | 22.66 | 18.58 |

# At A Glance



Total Revenues
(Dollars in billions)
4.7
4.4
4.7
5.2
5.8
08 09 10 11 12
Investments
(Market Value – Dollars in billions)
11.1
13.1
13.0
13.4
14.5
08 09 10 11 12
Reserves for Losses and Loss Expenses
(Dollars in billions)
9.0
9.1
9.0
9.3
9.8
08 09 10 11 12
Common Stockholders' Equity*
(Dollars in billions)
3.0
3.5
3.7
4.0
4.3
08 09 10 11 12


*Net of $1.4 billion in shares repurchased from 2008-2012

W. R. Berkley Corporation, founded in 1967, is one of the nation's premier commercial lines property casualty insurance providers. Each of the operating units in the Berkley group participates in a niche market requiring specialized knowledge about a territory or product. Our competitive advantage lies in our long-term strategy of decentralized operations, allowing each of our units to identify and respond quickly and effectively to changing market conditions and local customer needs. This decentralized structure provides financial accountability and incentives to local management and enables us to attract and retain the highest caliber professionals. We have the expertise and resources to utilize our strengths in the present environment, and the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

How we are different: **Accountability** The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders. **People-oriented strategy** New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 48 operating units, 41 were developed internally and seven were acquired. **Responsible financial practices** Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, ensures ample resources to grow the business profitably whenever there are opportunities to do so. **Risk-adjusted returns** Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle. **Transparency** Consistent and objective standards are used to measure performance — and, the same standards are used regardless of the environment.

# Our Business

Since 1967, W. R. Berkley Corporation has consistently met or exceeded the expectations of its customers and shareholders.

## Specialty

The Specialty units underwrite complex and sophisticated risks, with each unit focusing on a particular type of coverage or customer. Business is written on both an excess and surplus lines and admitted basis.

**2012 Results:** Total revenues were $1.8 billion. Pre-tax income was $262 million.

## Regional

The Regional units, which are leaders in their local markets, write commercial lines coverages that are tailored to the specific needs of their regionally differentiated customers.

**2012 Results:** Total revenues were $1.2 billion. Pre-tax income was $122 million.

## Alternative Markets

The Alternative Markets units offer insurance products and develop and administer self-insurance programs. Products include excess workers' compensation, monoline workers' compensation, accident and health and insurance services.

**2012 Results:** Total revenues were $931 million. Pre-tax income was $194 million.

## Reinsurance

The Reinsurance units write reinsurance on both a facultative and treaty basis. In addition, the Company participates in business written through Lloyd's of London.

**2012 Results:** Total revenues were $543 million. Pre-tax income was $93 million.

## International

The Company's International business operates in selected regions throughout the world, including Europe, South America, Australia, Asia, Canada, and through Lloyd's of London.

**2012 Results:** Total revenues were $866 million. Pre-tax income was $62 million.

# W. R. Berkley Corporation's Performance vs. the S&P 500®

| | ANNUAL PERCENTAGE CHANGE | | |
|---|---|---|---|
| | in Per-Share Book Value of W. R. Berkley with Dividends Included | in S&P 500® with Dividends Included | Relative Results |
| Year | (1) | (2) | (1)-(2) |
| 1974 | 50.0% | -26.4% | 76.4% |
| 1975 | 12.5% | 37.2% | -24.7% |
| 1976 | 29.6% | 23.6% | 6.0% |
| 1977 | 28.6% | -7.4% | 36.0% |
| 1978 | 24.4% | 6.4% | 18.0% |
| 1979 | 18.2% | 18.2% | 0.0% |
| 1980 | 9.4% | 32.3% | -22.9% |
| 1981 | 14.5% | -5.0% | 19.5% |
| 1982 | -9.0% | 21.4% | -30.4% |
| 1983 | -11.6% | 22.4% | -34.0% |
| 1984 | -16.9% | 6.1% | -23.0% |
| 1985 | 59.6% | 31.6% | 28.0% |
| 1986 | 106.8% | 18.6% | 88.2% |
| 1987 | 23.5% | 5.1% | 18.4% |
| 1988 | 22.5% | 16.6% | 5.9% |
| 1989 | 13.2% | 31.7% | -18.5% |
| 1990 | 7.8% | -3.1% | 10.9% |
| 1991 | 20.8% | 30.5% | -9.7% |
| 1992 | 13.5% | 7.6% | 5.9% |
| 1993 | 16.7% | 10.1% | 6.6% |
| 1994 | -10.8% | 1.3% | -12.1% |
| 1995 | 34.5% | 37.6% | -3.1% |
| 1996 | 7.9% | 23.0% | -15.1% |
| 1997 | 15.9% | 33.4% | -17.5% |
| 1998 | 1.9% | 28.6% | -26.7% |
| 1999 | -18.1% | 21.0% | -39.1% |
| 2000 | 17.1% | -9.1% | 26.2% |
| 2001 | 7.6% | -11.9% | 19.5% |
| 2002 | 31.2% | -22.1% | 53.3% |
| 2003 | 26.7% | 28.7% | -2.0% |
| 2004 | 25.6% | 10.9% | 14.7% |
| 2005 | 21.9% | 4.9% | 17.0% |
| 2006 | 30.1% | 15.8% | 14.3% |
| 2007 | 16.3% | 5.5% | 10.8% |
| 2008 | -4.1% | -37.0% | 32.9% |
| 2009 | 23.3% | 26.5% | -3.2% |
| 2010 | 15.4% | 15.1% | 0.3% |
| 2011 | 12.2% | 2.1% | 10.1% |
| 2012 | 14.8% | 16.0% | -1.2% |
| Average Annual Gain - 1974–2012 | 18.0% | 10.4% | 7.6% |
| Overall Gain - 1973–2012 | 35,997% | 4,695% | |
| (Compound annual gain 1974-2012 = 16.8%) | | | |

Overall gain 1973-2012 with dividends compounded = 42,317%



W. R. Berkley Corporation
S&P 500®
45,000%
30,000%
15,000%
0
42,317%
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012


Notes: W. R. Berkley Corporation's book value per share has been adjusted for stock dividends paid from 1975 to 1983. Stock dividends were 6% in each year from 1975 to 1978, 14% in 1979, and 7% in each year from 1980 to 1983. The Company has paid cash dividends each year since 1978.


W. R. Berkley Corporation

**Left to Right: W. Robert Berkley, Jr.,** President and Chief Operating Officer,
**William R. Berkley,** Chairman of the Board and Chief Executive Officer

# Chairman's Letter

## To Our Shareholders:

We are pleased with our 2012 results. The Company's return on equity reached 12.9% and our pre-tax earnings exceeded $700 million. Our insurance business benefitted from both higher rates, up approximately 6.5%, and an increase in premium volume. We continue to anticipate improving financial results for the next several years. It is our view that rate increases in most lines of business will substantially exceed increases in loss costs. The further development of our many recently started operating units should generate substantial premium growth and the hardening market environment should allow our core businesses to regain customers from more aggressive competitors.

Our investment strategy has evolved over the last several years from investing almost entirely in fixed income marketable securities to a slightly more diverse portfolio. Today our high-quality, fixed-income portfolio, with an average rating of AA-, represents

## We have been a public company for 40 years. In each of those years our enterprise has changed and evolved to better focus on our goal of optimizing risk-adjusted return.

approximately 85% of our investable assets. Approximately 25 years ago, we slowly started down this diversification path by investing part of our portfolio in a merger-arbitrage strategy. During the past five years, we have expanded our array of investable assets to include direct mortgage lending, real estate owned for investment purposes, and a series of other asset classes which offer us better yields on high-quality assets. While we have given up the short-term liquidity of marketable securities, there is more than adequate liquidity in the overall portfolio. This has proved to be a good strategy and has benefitted our investment returns. We have also increased our common stock portfolio to obtain attractive dividend yields along with the additional potential for capital gains.

Our business continues its focus on optimizing risk-adjusted return. The complexity of this goal in an environment with as much volatility as we currently face creates challenges which are particularly difficult given the economic model we operate within. The property casualty business has always faced the uncertainty of not knowing true loss costs until months or years after the product has been priced. Today, with so much economic and social uncertainty and political turmoil, the assumptions we make are more difficult to estimate. That being said, risk and uncertainty create opportunities for our business. If our customers did not face such situations, they would have little necessity to buy our product. While, for all these reasons, the economic model of our industry has become somewhat more challenging, the product we sell is becoming more essential to our customers. The current difficult economic environment has in fact enhanced the need for the type of safety net provided by insurance.

The biggest challenge to current industry earnings is the low level of interest rates. With interest rates at all-time lows, one of the key sources of profitability is under pressure. Prices must be raised not just to offset prior year price reductions, but to ameliorate the lost income from lower interest rates. To offset the past several years' investment income declines alone requires price increases of between 7% - 14% depending on the line of business.

2012 was the second year in a row of significant price increases. Some of our lines of business are now back to or above the rate levels they were at before price erosion began. Others have significant distances to go to regain their past pricing levels. But even when

# 14.2%

## Total Return

Stock price plus dividends

those are attained, we still must compensate for the modest deterioration in loss costs and the adverse impact of lower returns on our investment portfolio in order to achieve our targeted returns.

We expect price increases in 2013 to further improve our profitability. Our Company focuses on underwriting profits. We continue to believe these will be achieved and will substantially increase over the next several years.

Last year we continued to add new specialty units as we developed expertise in particular lines of business or focused our distribution on products in particular regions. The business continued to develop its global reach, expanding its footprint in Europe, Asia and Latin America. When people ask about our business, we talk in terms of combining capital with outstanding people and wrapping it all in a culture that is focused on optimizing returns, but returns always measured in terms of risk. We constantly search on a strategic basis for areas that we believe offer opportunities due to changes in the environment or market dislocations. Simultaneously, we are always searching for great people - people who bring expertise, leadership and relationships. This strategic outlook positions us to seize opportunities since we always strive to be prepared. Approximately one-third of our business today is derived from businesses we started within the past six years.

We have been a public company for 40 years. In each of those years our enterprise has changed and evolved to better focus on our goal of optimizing risk-adjusted return. In spite of 40 years of change, each year we find new things to do, create different approaches to our business, and learn how to better serve our customers. We believe change is not a process but rather a way of managing an enterprise, and in today's world, this has proved to be a valuable competitive strength for our Company. The insurance business is grounded in a promise based upon a contract. The contract defines the terms of agreement between the customer and the company assuming the risk. How each party behaves used to be defined in terms of the utmost good faith. Our Company and some others continue to behave this way. We are proud that we continue to believe that treating our customers fairly and appropriately is one of our competitive advantages. As Mark Twain said, "Always do right. This will gratify some people, and astonish the rest."
The insurance business is an extremely competitive industry. We believe that people

ultimately purchase insurance to have their claims paid appropriately, in accordance with the policy terms, and in the long run this greatly enhances our business. It creates a permanent competitive advantage that can only be acquired over many years with consistent discipline. It is the starting point of building our culture. Treat your customer fairly.

We require outstanding employees to maintain our culture – people with expertise and knowledge of not just the industry but their product and territory; not generalists, but people who focus and who have the ability to answer customers' questions and meet customer needs, no matter how complex. Having the best people who are committed, not just to their profession but to meeting the needs of our clients, is a key building block of our enterprise.

## We must have the capacity from a financial point of view to meet even the unforeseen event and continue on to meet all of our obligations.

The third building block requires outstanding distribution partners. On a global basis we need agents and brokers who want to meet the needs of their customers. Often times the customers may not know exactly what coverage they need. It is our job and the distribution partners' job, working together as partners, to provide the ultimate customer with the solutions that are required. The partnership between the company and its distribution is an ongoing relationship. At times, when the insurance marketplace is especially competitive, the role of the brokers and agents becomes more critical. In other environments, when there is a lack of industry capacity for a specific line of business or many lines of business, the company tends to assume the role of lead partner. In either case, success for both only happens when the customers' needs are met and in the event of a claim, the risk being protected is in fact ameliorated by the policy that was issued.

The final piece that is required for our success is financial strength. We must have the capacity from a financial point of view to meet even the unforeseen event and continue on to meet all of our obligations. For the nonbusiness-related unforeseen events within the economy, the financial capacity of an insurance company is the final backstop. It is important that in managing our enterprise day-to-day we recognize that we will be tested in the worst of times, not in the best of times. And in managing our Company we must ensure that our own risk management evaluation is built around fulfilling all of our obligations, in even the unforeseen environment.

We sell insurance in order to make returns for our shareholders and we do this by building a competitive advantage so people benefit from doing business with us. Investors entrust their capital to our Company. They do this because they expect an outstanding return. We achieve that return by doing all of the above and by constantly adjusting to the ever-changing environment.

In 2012 we continued with this process of ongoing change. We established three new enterprises and many people have joined us to help further expand our existing companies. We started a new excess and surplus lines enterprise called Berkley Custom Insurance Managers. In addition, we established Berkley Public Entity Managers, which specializes in insuring municipalities and other public entities; and finally, Berkley Latin America Caribbean Managers. We continued our strategies into 2013 with the establishment of

18.0%

Average Annual Gain 1974-2012
in per share book value with dividends included

Berkley Southeast Insurance Group and Berkley Fire & Marine. We are excited about these new ventures and particularly about the ongoing opportunities for all of our recent start-ups.

The investment part of our business continues to be challenging. The inevitable risks of inflation are just around the corner. We expect interest rates to continue at this low level for at least the balance of the year and in all likelihood into next year. The U.S. and the rest of the world are stressed by a lack of robust economic activity and a population that expects a better life in the future. In the recent past, the world's governments have borrowed from the future to fund this shortfall. It is impossible that this situation can continue. At some point a better future requires that the pie get bigger because you only can delay paying for the future for a limited amount of time. Up until now, the central banks have forced interest rates to stay low and thus inflation has not reared its ugly head. It is likely, however, to do so.

In spite of what most people think, during inflationary periods, property casualty companies have delivered satisfactory financial results. So, an inflationary period in and of itself is not of great concern. The risk we face, however, is how it may affect the value of our bond portfolio, and consequently our reported capital. If the duration of our investments is long and the investments have interest rates that are below the then-current market, it may

No enterprise can be a success, no matter what its philosophy or how good its industry, without the commitment and dedication of its team.

create a substantial portfolio loss. This is a serious potential exposure; however, if we manage our duration, it is unlikely to have a consequential effect.

We have consciously managed our duration in anticipation of increased inflation and the effects on the portfolio. Thus, we have shortened the duration of our portfolio and sought out investments that offer us more attractive returns, while giving up short-term marketability. Our cash position has also increased as has our common stock portfolio. Overall, we have been able to maintain our total return and believe we will be able to do so in spite of the current uncertain environment.

No enterprise can be a success, no matter what its philosophy or how good its industry, without the commitment and dedication of its team. We have over 7,000 people around the world who are committed to our success. Each and every one of them is an important participant in the successful outcome that we are able to deliver to our customers, our agents and brokers and our shareholders. They each warrant a thank you. We would have no business without our agents and brokers who choose to do business with our companies. Every day they have a choice and we appreciate the fact that they have elected to bring their customers' business to us. And while we work hard, it is a choice they make every day. We want to be sure to thank them, and ultimately, our shareholders who provide us with capital.

We have a long-term view. We work hard to acknowledge our errors and to be as transparent as possible. Optimizing risk-adjusted return over the long run has allowed us to deliver exceptional benefits to our shareholders. We believe we can continue to do so in the foreseeable future.



**William R. Berkley**
Chairman of the Board and Chief Executive Officer

# Investments

**$15.4 Billion Cash and Invested Assets**

We have been able to maintain our total return and believe we will be able to do so in spite of the current environment.

## Breakdown of Fixed Maturity Securities

(Including cash) (By percentage)


U.S. Government and Government Agency Bonds
Cash and Cash Equivalents
Foreign Bonds
Mortgage-backed Securities
7%
7%
9%
14%
26%
37%
State and Municipal Bonds
Corporate Bonds

Duration: 3.4 years
Average rating: AA-

## Investment Data

(Dollars in millions)

| | 2012 | 2011 |
|---|---|---|
| Cash and invested assets: | | |
| Invested assets | $14,467 | $13,439 |
| Cash and cash equivalents | $ 906 | $ 912 |
| Total | $15,373 | $14,351 |
| Net investment income | $ 587 | $ 526 |
| Net investment gains | $ 210 | $ 125 |

"With every passing quarter, it is becoming more apparent that the property casualty commercial lines market is going through a time of positive transition. It has been many years since we, as an organization, have been so encouraged by the market."

**W. Robert Berkley, Jr.**
President and Chief Operating Officer

# Segment Overview

Each of our five business segments – Specialty, Regional, Alternative Markets, Reinsurance, and International – comprises individual operating units that serve a market defined by geography, products, services, or types of customers. Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet, and allocating capital to our best opportunities.

We combine capital with outstanding people and wrap it all in a culture that is focused on optimizing risk-adjusted returns. It creates a permanent competitive advantage that can only be acquired over many years with consistent discipline.

## 2012 Segment Revenues and Pre-tax Income

■ Specialty ■ Regional ■ Alternative Markets ■ International ■ Reinsurance

### 2012 Revenues
(Dollars in millions)



$1,836
$1,178
$931
$866
$543


### 2012 Pre-tax Income
(Dollars in millions)



$262
$122
$194
$62
$93


### 2012 Revenues
(By percentage)



10%
34%
16%
18%
22%


### 2012 Pre-tax Income
(By percentage)



8%
13%
36%
17%
26%

# Comparison of Cumulative Total Returns

Assumes initial investment of $100 on January 01, 2011, 2008, and 2003, respectively, with dividends reinvested

W. R. Berkley Corporation | S&P 500®Index Total Returns | S&P 500® Property & Casualty Insurance Index

**2 Year**



$150
$135
$120
$105
$90
2010
2011
2012


| | Dec 10 | Dec 11 | Dec 12 |
|---|---|---|---|
| W. R. Berkley Corporation | $100.00 | $126.85 | $144.09 |
| S&P 500® Total Returns | $100.00 | $102.11 | $118.46 |
| S&P 500® Property & Casualty Insurance Index | $100.00 | $ 99.74 | $119.80 |

**5 Year**



$160
$120
$80
$40
$0
2007
2008
2009
2010
2011
2012


| | Dec 07 | Dec 08 | Dec 09 | Dec 10 | Dec 11 | Dec 12 |
|---|---|---|---|---|---|---|
| W. R. Berkley Corporation | $100.00 | $104.91 | $84.24 | $94.56 | $119.95 | $136.25 |
| S&P 500® Total Returns | $100.00 | $ 63.00 | $79.68 | $91.68 | $ 93.61 | $108.60 |
| S&P 500® Property & Casualty Insurance Index | $100.00 | $ 70.57 | $79.18 | $86.48 | $ 86.26 | $103.60 |

**10 Year**



$400
$320
$240
$160
$80
$0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012


| | Dec 02 | Dec 03 | Dec 04 | Dec 05 | Dec 06 | Dec 07 | Dec 08 | Dec 09 | Dec 10 | Dec 11 | Dec 12 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| W. R. Berkley Corporation | $100.00 | $133.48 | $181.34 | $276.06 | $301.48 | $262.10 | $274.98 | $220.79 | $247.84 | $314.39 | $357.11 |
| S&P 500® Total Returns | $100.00 | $128.68 | $142.69 | $149.70 | $173.34 | $182.86 | $115.21 | $145.70 | $167.64 | $171.18 | $198.59 |
| S&P 500® Property & Casualty Insurance Index | $100.00 | $126.39 | $139.59 | $160.68 | $181.30 | $157.37 | $111.05 | $124.61 | $136.10 | $135.74 | $163.04 |

The S&P 500® Property and Casualty Insurance Index consists of ACE Ltd., Allstate Corporation, Berkshire Hathaway, Inc., The Chubb Corporation, Cincinnati Financial Corporation, Progressive Corporation, The Travelers Companies, Inc., and XL Group, plc.

# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## Form 10-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______.

Commission file number 1-15202

## W. R. BERKLEY CORPORATION
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **22-1867895** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification Number)* |
| **475 Steamboat Road, Greenwich, CT** | **06830** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**Registrant's telephone number, including area code: (203) 629-3000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, par value $.20 per share | New York Stock Exchange |
| 6.75% Trust Originated Preferred Securities | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Annual Report on Form 10-K or any amendment to this Annual Report on Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates (computed by reference to the price at which the common stock was last sold) as of the last business day of the registrant's most recently completed second fiscal quarter was $4,336,925,500.

Number of shares of common stock, $.20 par value, outstanding as of February 14, 2013: 136,023,412

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012, are incorporated herein by reference in Part III.

## SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "potential," "continued," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained in this report including statements related to our outlook for the industry and for our performance for the year 2013 and beyond, are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to:

- the cyclical nature of the property casualty industry;
- the impact of significant competition;
- the long-tail and potentially volatile nature of the insurance and reinsurance business;
- product demand and pricing;
- claims development and the process of estimating reserves;
- investment risks, including those of our portfolio of fixed maturity securities and investments in equity securities, including investments in financial institutions, municipal bonds, mortgage-backed securities, loans receivable, investment funds, real estate, merger arbitrage and private equity investments;
- the effects of emerging claim and coverage issues;
- the uncertain nature of damage theories and loss amounts;
- natural and man-made catastrophic losses, including as a result of terrorist activities;
- general economic and market activities, including inflation, interest rates and volatility in the credit and capital markets;
- the impact of conditions in the financial markets and the global economy, and the potential effect of legislative, regulatory, accounting or other initiatives taken in response to it, on our results and financial condition;
- foreign currency and political risks relating to our international operations;
- our ability to attract and retain key personnel and qualified employees;
- continued availability of capital and financing;
- the success of our new ventures or acquisitions and the availability of other opportunities;
- the availability of reinsurance;
- our retention under the Terrorism Risk Insurance Act of 2002, as amended;
- the ability of our reinsurers to pay reinsurance recoverables owed to us;
- other legislative and regulatory developments, including those related to business practices in the insurance industry;
- credit risk relating to our policyholders, independent agents and brokers;
- changes in the ratings assigned to us or our insurance company subsidiaries by rating agencies;
- the availability of dividends from our insurance company subsidiaries;
- potential difficulties with technology and/or data security;
- the effectiveness of our controls to ensure compliance with guidelines, policies and legal and regulatory standards; and
- other risks detailed in this Form 10-K and from time to time in our other filings with the Securities and Exchange Commission ("SEC").

We describe these risks and uncertainties in greater detail in Item 1A, Risk Factors. These risks and uncertainties could cause our actual results for the year 2013 and beyond to differ materially from those expressed in any forward-looking statement we make. Any projections of growth in our revenues would not necessarily result in commensurate levels of earnings. Our future financial performance is dependent upon factors discussed elsewhere in this Form 10-K and our other SEC filings. Forward-looking statements speak only as of the date on which they are made.

**PART I**
ITEM 1. BUSINESS

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States. It operates in the following segments of the property casualty insurance business:

- *Specialty,* including excess and surplus lines and admitted specialty lines;
- *Regional* commercial lines property casualty;
- *Alternative Markets,* including excess workers' compensation, monoline workers' compensation, accident and health, and insurance services;
- *Reinsurance,* on both a facultative and treaty basis and participating in business written through Lloyd's of London; and
- *International* business in selected regions throughout the world.

Each of our five business segments is composed of individual operating units that serve a market defined by geography, products, services or types of customers. Each of our operating units is positioned close to its customer base and participates in a niche market requiring specialized knowledge about a territory or product. This strategy of decentralized operations allows each of our units to identify and respond quickly and effectively to changing market conditions and local customer needs, while capitalizing on the benefits of centralized capital, investment and reinsurance management, and corporate actuarial, financial, enterprise risk management and legal staff support.

Our business approach is focused on meeting the needs of our customers, maintaining a high quality balance sheet, and allocating capital to our best opportunities. New businesses are started when opportunities are identified and when the right talent and expertise are found to lead a business. Of our 48 operating units, 41 have been organized and developed internally and seven have been added through acquisition. Of these units, 23 have been formed since 2006.

Our Specialty insurance and Reinsurance operations are conducted throughout the United States, and, on a limited basis, outside the United States. Regional insurance operations are conducted across the continental United States in six regions: the Midwest, Northeast, Southwestern, Southeastern (excluding Florida and Louisiana), Mid Atlantic, and North Pacific regions. Alternative Markets operations are conducted throughout the United States. Our International operations are conducted primarily in the United Kingdom, Continental Europe, South America, Australia, the Asia Pacific region, Scandinavia and Canada.

Net premiums written, as reported based on United States generally accepted accounting principles ("GAAP"), for each of our operating segments for each of the past five years were as follows:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| **(In thousands)** | **2012** | **2011** | **2010** | **2009** | **2008** |
| Net premiums written: | | | | | |
| Specialty | $ 1,747,687 | $ 1,554,516 | $ 1,311,831 | $ 1,260,451 | $ 1,453,778 |
| Regional | 1,119,274 | 1,064,507 | 1,044,347 | 1,081,100 | 1,211,096 |
| Alternative Markets | 702,922 | 619,097 | 582,045 | 589,637 | 622,185 |
| Reinsurance | 477,252 | 430,329 | 401,239 | 423,425 | 435,108 |
| International | 851,404 | 688,919 | 511,464 | 375,482 | 311,732 |
| Total | $ 4,898,539 | $ 4,357,368 | $ 3,850,926 | $ 3,730,095 | $ 4,033,899 |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Percentage of net premiums written: | | | | | |
| Specialty | 35.7% | 35.7% | 34.1% | 33.7% | 36.1% |
| Regional | 22.9 | 24.4 | 27.1 | 29.0 | 30.0 |
| Alternative Markets | 14.3 | 14.2 | 15.1 | 15.8 | 15.4 |
| Reinsurance | 9.7 | 9.9 | 10.4 | 11.4 | 10.8 |
| International | 17.4 | 15.8 | 13.3 | 10.1 | 7.7 |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

Twenty-six of our twenty-seven insurance company subsidiaries rated by A.M. Best Company, Inc. ("A.M. Best") have ratings of A+ (Superior) (the second highest rating out of 15 possible ratings), and one is rated A (Excellent) (the third highest rating). A.M. Best's ratings are based upon factors of concern to policyholders, insurance agents and brokers and are not directed toward the protection of investors. A.M. Best states: "The Financial Strength Rating opinion addresses the relative ability of an insurer to meet its ongoing insurance obligations. The ratings are not assigned to specific insurance policies or contracts and do not address any other risk." A.M. Best reviews its ratings on a periodic basis, and its ratings of the Company's subsidiaries are therefore subject to change.

The twenty-three insurance company subsidiaries rated by Standard & Poor's ("S&P") have financial strength ratings of A+ (the seventh highest rating out of twenty-seven possible ratings).

Our Moody's ratings are A2 for Berkley Insurance Company, Berkley Regional Insurance Company and Admiral Insurance Company (the sixth highest rating out of twenty-one possible ratings).

The following sections describe our reporting segments and their operating units in greater detail. These operating units underwrite on behalf of one or more affiliated insurance companies within the group. Certain operating units are identified by us herein for descriptive purposes only and are not legal entities. Unless otherwise indicated, all references in this Form 10-K to "W. R. Berkley," "we," "us," "our," the "Company" or similar terms refer to W. R. Berkley Corporation together with its subsidiaries. W. R. Berkley Corporation is a Delaware corporation formed in 1970.

## SPECIALTY

Our Specialty lines companies underwrite risks within the excess and surplus lines market and on an admitted basis. The risks are highly complex, often unique exposures that typically fall outside the underwriting guidelines of the standard insurance market or are best served by specialized knowledge of a particular industry. The Specialty lines of business include premises operations, commercial automobile, property, products liability and professional liability lines. The customers in this segment are highly diverse. Business is conducted through the following 22 operating units, each delivering their products through a variety of distribution channels, depending on the customer base and particular risks insured:

Admiral Insurance provides excess and surplus lines coverage for commercial risks that generally consist of hard-to-place, specialized risks that involve moderate to high degrees of hazard. Its lines of business include general liability, professional liability, property, and excess and umbrella coverage. Admiral's expanding professional liability and program operations include special coverages for technology, ambulatory surgery centers, chiropractors and concierge physicians. Its products are distributed exclusively by wholesale brokers.

American Mining Insurance offers workers' compensation insurance as well as general liability, automobile, and excess liability coverages to a broad range of firms within the mining and aggregate industries in the U.S. It also serves as a third-party administrator of workers' compensation mining claims for clients in several states.

Berkley Asset Protection Underwriters provides products designed to protect a broad spectrum of high-value commercial and personal assets, including coverage for fine art risks such as museums, galleries and corporate and private collections; fidelity/crime for commercial and public entity risks; jewelers block for wholesale, retail, manufacturing and mining risks; cash-in-transit carriers and certain inland marine risks. Package coverages include property, general liability, umbrella and workers' compensation.

Berkley Aviation offers a wide range of aviation insurance products, including coverage for airlines, helicopters, miscellaneous general aviation operations, non-owned aircraft, fixed-base operations, control towers, airports and other specialized niche programs. It places its business on an admitted and non-admitted basis nationwide.

Berkley Custom Insurance focuses on the excess casualty insurance market and offers umbrella liability, pollution liability, excess liability, construction wrap-ups and completed operations coverages to wholesalers, retailers, manufacturers, insurance companies, financial institutions and construction companies.

Berkley Life Sciences offers a comprehensive spectrum of property casualty products to the life sciences industry on a global basis, including primary and excess liability coverage and commercial insurance. It serves pharmaceutical and biologic/ biotech companies, medical device companies, dietary supplement manufacturers, medical and research software developers, contract service organizations, research institutions and organizations, and other related businesses.

Berkley Offshore Underwriting Managers is a specialist global underwriter of energy and marine risks. Its three divisions provide specialty insurance products in the energy upstream, energy liability and marine sectors.

Berkley Oil & Gas Specialty Services provides property casualty products and risk services to the U.S. energy sector. Its customer base includes risks of any size that work in the oil patch, including operators, drillers, geophysical contractors, well-servicing contractors, and manufacturers/distributors of oil field products.

Berkley Professional Liability specializes in professional liability insurance for large publicly-traded and private entities based in the United States and Canada. Its liability coverages include directors and officers, fiduciary, employment practices, and sponsored insurance agents.

Berkley Public Entity specializes in public entities and intergovernmental pools or trusts. Products include general liability, auto, property, crime and liability for law enforcement, public officials, educators, employment practices, incidental medical and miscellaneous professionals.

Berkley Select specializes in underwriting professional liability insurance with a particular emphasis on large law firms, accounting firms and medical institution facilities. Its products are distributed nationwide through a limited number of brokers.

Berkley Specialty Underwriting Managers has two underwriting divisions. Its entertainment and sports division underwrites property casualty insurance products, both on an admitted and non-admitted basis, for the entertainment industry and sports-related organizations. The environmental division underwrites specialty insurance products for environmental customers such as contractors, consultants and owners of sites and facilities.

Berkley Technology Underwriters provides a broad range of first and third-party insurance programs for technology exposures and technology industries on both a local and global basis.

Berkley Underwriting Partners is a program management company offering both admitted and non-admitted insurance support on a nationwide basis for commercial casualty and inland marine program administrators with specialized insurance expertise. Its book is built around blocks of homogeneous business, or programs, allowing for efficient processes, effective oversight of existing programs and sound implementation of new programs.

Carolina Casualty Insurance provides commercial insurance products and services to the transportation industry with an emphasis on intermediate and long-haul trucking and various classes of business and public automobile coverage. It underwrites on an admitted basis in all 50 states and the District of Columbia.

Clermont Specialty Managers is a provider of package insurance programs for high-end cooperative, condominium, and quality rental apartment buildings and upscale restaurants in the New York, New Jersey and Chicago metropolitan markets.

FinSecure serves the insurance needs of financial institutions, credit unions, mortgage lenders, mortgage servicers and trust managers. It offers a comprehensive range of property, casualty, professional liability, and specialty lines insurance products and loss control services, including financial institution-specific commercial package policies, workers' compensation, umbrella, commercial auto, management liability coverages, and financial institution bonds.

Gemini Transportation Underwriters is a national provider of excess liability insurance for various domestic surface transportation industry businesses. It underwrites liability insurance policies for the railroad industry as well as excess liability policies for the trucking, busing and other industries that use rubber-wheeled vehicles for over-the-road use.

Monitor Liability Managers provides executive and professional liability insurance to small to middle-market risks on a nationwide basis. Its primary professional liability products are directors and officers, employment practices and fiduciary coverages for public and private companies and nonprofit organizations, and errors and omissions policies for accounting and law firms.

Nautilus Insurance insures excess and surplus lines risks for small to medium-sized commercial risks with low to moderate susceptibility to loss. It writes commercial excess and surplus lines business nationwide and admitted lines commercial business in a limited number of states. A substantial portion of Nautilus' business is written through its close, long-standing network of general agents, who are chosen on a highly selective basis.

Vela Insurance Services specializes in commercial casualty insurance on an excess and surplus lines basis. Its primary focus is on general liability insurance for construction, manufacturing and general casualty clients as well as products liability and miscellaneous professional liability coverages distributed through wholesale insurance brokers.

Verus Underwriting Managers offers general liability, professional liability and property coverages for small to mid-sized commercial risks in the excess and surplus lines insurance market through a select group of appointed wholesale brokers and agents.

The following table sets forth the percentage of gross premiums written by each Specialty operating unit:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Berkley Specialty Underwriting Managers | 16.3% | 14.8% | 12.0% | 8.5% | 9.6% |
| Nautilus Insurance | 12.8 | 13.9 | 15.9 | 16.8 | 17.5 |
| Admiral Insurance | 12.6 | 14.2 | 16.7 | 20.4 | 24.0 |
| Berkley Oil & Gas Specialty Services | 6.7 | 4.5 | 0.9 | — | — |
| Monitor Liability Managers | 6.4 | 8.2 | 10.1 | 10.4 | 8.6 |
| Berkley Select | 6.1 | 5.5 | 5.6 | 5.3 | 2.9 |
| Carolina Casualty Insurance | 4.8 | 4.9 | 5.0 | 9.3 | 14.8 |
| Vela Insurance Services | 4.6 | 4.5 | 4.9 | 4.4 | 5.6 |
| Berkley Offshore Underwriting Managers | 4.5 | 4.1 | 3.7 | 2.7 | — |
| Berkley Underwriting Partners | 3.7 | 6.5 | 6.8 | 6.2 | 6.8 |
| Clermont Specialty Managers | 3.2 | 3.5 | 4.1 | 4.0 | 3.7 |
| Berkley Aviation | 3.0 | 3.6 | 3.9 | 3.6 | 3.3 |
| Berkley Professional Liability | 2.5 | 2.2 | 2.4 | 2.1 | 0.1 |
| Gemini Transportation Underwriters | 2.2 | 2.0 | 1.9 | 1.2 | — |
| Berkley Asset Protection Underwriters | 2.0 | 1.8 | 1.5 | 1.1 | 0.3 |
| American Mining Insurance | 1.8 | 2.1 | 2.3 | 2.2 | 2.1 |
| Berkley Life Sciences | 1.7 | 1.3 | 1.1 | 1.2 | 0.7 |
| FinSecure | 1.6 | 1.6 | 1.2 | 0.6 | — |
| Verus Underwriting Managers | 1.4 | 0.8 | — | — | — |
| Berkley Custom Insurance | 1.4 | — | — | — | — |
| Berkley Public Entity | 0.4 | — | — | — | — |
| Berkley Technology Underwriters | 0.3 | — | — | — | — |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

The following table sets forth the percentages of gross premiums written, by line, by our Specialty insurance operations:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Other liability | 31.5% | 31.1% | 29.0% | 29.5% | 32.8% |
| Property | 20.9 | 20.7 | 20.4 | 19.0 | 15.1 |
| Professional liability | 16.0 | 16.6 | 18.3 | 18.1 | 12.9 |
| Workers' compensation | 9.2 | 8.0 | 7.7 | 5.7 | 4.8 |
| Commercial automobile | 8.6 | 8.9 | 8.2 | 10.4 | 16.0 |
| Products liability | 5.4 | 5.6 | 6.0 | 7.5 | 10.2 |
| Other | 8.4 | 9.1 | 10.4 | 9.8 | 8.2 |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

## REGIONAL

Our Regional companies provide insurance products and services that meet the specific needs of each regionally differentiated customer base by developing expertise in the niches that drive local communities. They provide commercial insurance products to customers primarily in 45 states and the District of Columbia. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The Regional business is sold through a network of non-exclusive independent agents who are compensated on a commission basis. Our Regional operating units are organized geographically in order to provide them with the flexibility to adapt quickly to local market conditions and customer needs.

Acadia Insurance is a Northeast regional property casualty underwriter offering a broad portfolio of products exclusively through local independent agents in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont. In addition to its general offerings, Acadia has specialized expertise in insuring regional businesses and industries such as construction, lumber and fishing.

Berkley Mid-Atlantic Group provides commercial property casualty coverages to a wide variety of businesses in Delaware, the District of Columbia, Maryland, Ohio, Pennsylvania, and Virginia. Focusing on middle market accounts, it complements its standard writings with specialized products in areas such as social services, nonprofit organizations and inland marine.

Berkley North Pacific provides local underwriting, claims and risk management services from its home office in Seattle, Washington and branch offices in Boise, Idaho, Spokane, Washington and Salt Lake City, Utah. The company partners with a select group of agents in Washington, Oregon, Idaho, Montana and Utah to sell and service property and casualty policies for larger middle-market standard businesses and the specialty lines of agribusiness, motor carrier, petroleum distribution and construction.

Berkley Regional Specialty provides excess and surplus lines coverage on a national basis to small to medium-sized insureds with low to moderate insurance risk. Its product lines include general liability, liquor liability and some property and inland marine coverage. It serves a limited distribution channel consisting of select W. R. Berkley Corporation member company agents.

Berkley Southeast was formed as a separate operating unit in January 2013 to serve the Southeastern states. Based in Atlanta, Georgia, the company offers a wide array of commercial lines products in six southeastern states: Mississippi, Alabama, Georgia, Tennessee, North Carolina and South Carolina.

Berkley Surety provides a broad array of surety products for contract and commercial surety risks, including specialty niches such as environmental and secured credit for small contractors, through an independent agency and broker platform across a nationwide network of 16 field offices.

Continental Western Group is a Midwest regional property and casualty insurance company based in Des Moines, Iowa, providing underwriting and risk management services to a broad array of regional businesses in thirteen Midwest states. In addition to its generalist portfolio, Continental Western offers specialty underwriting solutions for diversified agriculture, construction, light manufacturing, transportation, volunteer fire departments, rural utilities, collector cars, public entity and implement dealers. Through its subsidiary, Berkley Agribusiness Risk Specialists, the company offers insurance for larger commercial risks across the United States for clients involved in the supply, storage, handling, processing and distribution of commodities related to the agriculture and food industries.

Regional Excess Underwriters is a full service excess and surplus lines brokerage and general agent offering commercial coverages to agents contracted with W. R. Berkley Corporation member companies and select other agents and brokers throughout the continental United States. Surplus lines risks are placed either within the W. R. Berkley group of insurance companies, or by drawing upon the resources of other non-admitted insurance carriers.

Union Standard offers preferred commercial property and casualty insurance products and services to a wide range of small to medium size commercial entities through independent agents in Arizona, Arkansas, New Mexico, Oklahoma and Texas. Union Standard's strategy is built around relationships and service.

The following table sets forth the percentage of gross premiums written by each Regional operating unit:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Acadia Insurance | 30.0% | 29.3% | 26.4% | 25.1% | 23.8% |
| Continental Western | 22.5 | 23.2 | 23.9 | 26.3 | 27.2 |
| Union Standard | 18.5 | 18.1 | 18.5 | 18.5 | 17.7 |
| Berkley Mid-Atlantic | 17.0 | 17.7 | 17.9 | 16.9 | 15.6 |
| Berkley North Pacific | 6.2 | 5.1 | 4.0 | 3.0 | 5.3 |
| Berkley Surety | 4.5 | 5.2 | 5.0 | 3.6 | 2.9 |
| Berkley Regional Specialty | 1.3 | 1.2 | 1.2 | 1.2 | 1.2 |
| Assigned risk plans (1) | — | — | 3.1 | 5.4 | 6.3 |
| Other | — | 0.2 | — | — | — |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

(1) Assigned risk plans were transferred to the Alternative Markets segment in 2011.

The following table sets forth the percentages of gross premiums written, by line, by our Regional insurance operations:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Commercial multi-peril | 38.7% | 37.4% | 35.8% | 34.7% | 34.3% |
| Automobile | 24.1 | 24.9 | 25.3 | 25.3 | 25.5 |
| Workers' compensation | 19.4 | 19.1 | 18.0 | 18.1 | 18.2 |
| Assigned risk plans (1) | — | — | 3.1 | 5.4 | 6.3 |
| Other | 17.8 | 18.6 | 17.8 | 16.5 | 15.7 |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

(1) Assigned risk plans were transferred to the Alternative Markets segment in 2011.

The following table sets forth the percentages of direct premiums written by our Regional insurance operations by state:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| **State** | **2012** | **2011** | **2010** | **2009** | **2008** |
| Massachusetts | 7.9% | 7.8% | 7.2% | 6.8% | 6.8% |
| Pennsylvania | 6.5 | 6.5 | 6.7 | 6.3 | 5.7 |
| Texas | 6.4 | 6.9 | 7.1 | 7.1 | 6.7 |
| Maine | 6.1 | 6.1 | 5.7 | 5.3 | 4.7 |
| New Hampshire | 5.9 | 5.8 | 5.3 | 5.0 | 4.9 |
| Mississippi | 4.2 | 3.9 | 3.6 | 3.5 | 3.2 |
| Connecticut | 4.1 | 3.6 | 2.9 | 3.1 | 3.0 |
| Washington | 3.7 | 3.2 | 2.4 | 1.8 | 2.8 |
| North Carolina | 3.6 | 3.8 | 4.2 | 3.6 | 3.3 |
| Vermont | 3.4 | 3.3 | 3.4 | 3.1 | 3.0 |
| New York | 3.0 | 3.2 | 3.1 | 2.8 | 2.3 |
| Virginia | 2.9 | 3.1 | 2.8 | 2.6 | 2.4 |
| Iowa | 2.8 | 3.1 | 3.6 | 4.0 | 4.2 |
| Kansas | 2.6 | 2.9 | 3.2 | 5.3 | 5.8 |
| Nebraska | 2.6 | 2.8 | 3.0 | 3.9 | 3.8 |
| Minnesota | 2.5 | 2.6 | 2.8 | 3.0 | 3.2 |
| Wisconsin | 2.4 | 2.3 | 2.8 | 2.4 | 2.5 |
| Arkansas | 2.2 | 2.1 | 2.3 | 2.3 | 2.3 |
| Maryland | 2.1 | 2.4 | 2.2 | 2.4 | 2.1 |
| Missouri | 2.1 | 2.3 | 2.4 | 2.6 | 2.8 |
| Colorado | 2.1 | 2.0 | 2.2 | 3.2 | 3.7 |
| Oklahoma | 1.7 | 1.8 | 1.6 | 1.7 | 1.5 |
| South Dakota | 1.7 | 1.7 | 1.8 | 2.4 | 2.3 |
| Tennessee | 1.4 | 1.4 | 1.5 | 1.4 | 1.5 |
| Illinois | 1.3 | 1.4 | 2.3 | 2.5 | 2.7 |
| Arizona | 1.3 | 1.1 | 1.1 | 0.9 | 0.7 |
| Alabama | 1.3 | 1.3 | 1.2 | 1.2 | 1.1 |
| New Mexico | 1.2 | 1.3 | 1.3 | 1.2 | 1.2 |
| South Carolina | 1.2 | 1.2 | 1.3 | 1.3 | 1.3 |
| North Dakota | 1.2 | 1.2 | 1.1 | 1.0 | 0.9 |
| Oregon | 1.1 | 0.9 | 0.8 | 0.6 | 1.2 |
| Idaho | 1.1 | 0.8 | 0.8 | 0.7 | 1.1 |
| Indiana | 0.7 | 0.7 | 1.1 | 0.9 | 0.9 |
| Other | 5.7 | 5.5 | 5.2 | 4.1 | 4.4 |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

## ALTERNATIVE MARKETS

Often, alternative methods of risk.management result in our customers choosing to retain more risk than they might otherwise retain in the traditional insurance market. Our Alternative Markets operating units offer insurance products, analytical tools and risk management services such as loss control and claims management that enable clients to select their risk tolerance and manage it appropriately. These units specialize in insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms for clients such as commercial and governmental entity employers, employer groups, insurers, and other groups or entities seeking alternative ways to manage their exposure to risks. In addition to providing insurance products, the Alternative Markets segment also provides a wide variety of fee-based services, including claims, administrative and consulting services.

Berkley Accident and Health underwrites accident and health insurance and reinsurance products in four primary areas: medical stop loss, managed care, special risk and group captive. It has a diversified product and service portfolio serving a range of clients from small employers, health care organizations, and membership groups to Fortune 500 companies.

Berkley Medical Excess Underwriters insures healthcare organizations such as hospitals and clinics that retain a portion of their risk exposure through a self-funded mechanism and seek to maximize the effectiveness and efficiency of their excess risk financing program.

Berkley Net Underwriters focuses on niche insurance products for small and medium-sized commercial risks, using a web-based system to allow producers to quote, bind and service workers' compensation insurance products on behalf of W. R. Berkley Corporation member companies.

Berkley Risk Administrators provides insurance program management services to a variety of organizations, including self-insureds, captives, governmental entities, risk retention groups, and insurance companies. It is also a nationwide third-party claims administrator and is the nation's third largest servicing carrier for workers' compensation assigned risk plans, serving plans in 20 states.

Key Risk Insurance is a provider of workers' compensation insurance products and services for employers in the public and private sectors throughout the Eastern United States. It focuses on middle-market accounts in specialty niches and on larger self-insured entities, with a special emphasis on expert claims and managed-care services. Additionally, Key Risk's affiliate, Key Risk Management Services, provides third party administration of self-insured workers' compensation programs.

Midwest Employers Casualty provides excess workers' compensation insurance products to individual employers, groups and workers' compensation insurance companies across the United States. Its workers' compensation excess of loss products include self-insured excess of loss coverages, large deductible policies and reinsurance. Through its relationship with Berkley Net Underwriters, Midwest Employers Casualty also offers multi-state coverage for group self-insureds. It has developed sophisticated, proprietary analytical tools and risk management services that help their insureds lower their total cost of risk.

Preferred Employers Insurance focuses exclusively on workers' compensation products and services for businesses in California. It serves over 12,000 customers covering a broad spectrum of industries throughout the state.

Riverport Insurance Services provides property casualty insurance coverages to human services organizations, including nonprofit and for-profit organizations, public entities, sports and recreational organizations, and self-insured companies, associations and purchasing groups. Its product offerings include traditional primary coverages, as well as alternative market solutions for clients who wish to retain a larger share of their own risk.

The following table sets forth the percentages of gross premiums written by each Alternative Markets operating unit:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2012** | **2011** | **2010** | **2009** | **2008** |
| Berkley Accident and Health | 16.0% | 15.2% | 10.6% | 6.1% | 4.6% |
| Berkley Net Underwriters | 15.3 | 11.3 | 10.4 | 10.6 | 6.7 |
| Midwest Employers Casualty | 14.7 | 20.3 | 30.7 | 38.3 | 42.1 |
| Key Risk Insurance | 14.1 | 14.3 | 16.1 | 17.7 | 18.8 |
| Preferred Employers Insurance | 8.6 | 8.5 | 8.9 | 8.2 | 8.3 |
| Riverport Insurance Services | 6.3 | 7.6 | 8.2 | 10.2 | 9.3 |
| Berkley Medical Excess Underwriters | 3.8 | 4.6 | 5.6 | 5.2 | 4.4 |
| Assigned risk plans (1) | 21.2 | 18.2 | 9.5 | 3.7 | 5.8 |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

(1) Assigned risk premiums are written on behalf of assigned risk plans managed by the Company. Assigned risk premiums are 100% reinsured by the respective state-sponsored assigned risk pools.

The following table sets forth percentages of gross premiums written, by line, by our Alternative Markets operations:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Primary workers' compensation | 38.9% | 34.8% | 36.9% | 38.5% | 35.6% |
| Accident and health | 16.0 | 15.2 | 10.6 | 6.1 | 4.6 |
| Excess workers' compensation | 13.5 | 18.9 | 29.1 | 36.5 | 40.4 |
| Other liability | 4.7 | 5.7 | 4.8 | 5.3 | 4.7 |
| Other | 5.7 | 7.2 | 9.1 | 9.9 | 8.9 |
| Assigned risk plans | 21.2 | 18.2 | 9.5 | 3.7 | 5.8 |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

REINSURANCE

We provide other insurance companies and self-insureds with assistance in managing their net risk through reinsurance on either a portfolio basis, through treaty reinsurance, or on an individual basis, through facultative reinsurance.

Berkley Re America is a specialty reinsurance underwriter with an emphasis on providing solutions for insurance companies, or units within insurance companies, that have a successful business model built upon specialization in the products they underwrite. Its lines of business include general and products liability, environmental liability, professional liability, medical malpractice, automobile, umbrella and excess liability, workers' compensation, and property.

B F Re Underwriters is a direct casualty facultative reinsurance underwriter serving clients through a nationwide network of regional offices. Its facultative reinsurance products include automatic, semi-automatic and individual risk assumed reinsurance. B F Re Underwriters also provides its customers value-added services across its lines, including underwriting, claims and actuarial consultation.

Facultative ReSources is a broker market casualty, professional liability and property facultative underwriter based in Stamford, Connecticut with branch offices in Chicago, Atlanta and Los Angeles. It provides expertise across many lines of facultative business, and has recently broadened its expertise in a number of specialized areas, including professional liability and property hazards in emerging technologies.

Lloyd's Reinsurance represents the Company's minority participation in a Lloyd's syndicate that writes a broad range of mainly short-tail classes of business.

The following table sets forth the percentages of gross premiums written by each Reinsurance operating unit:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Berkley Re America | 64.6% | 66.1% | 60.3% | 52.4% | 51.0% |
| Lloyd's Reinsurance | 14.8 | 13.9 | 15.9 | 18.8 | 14.7 |
| Facultative ReSources | 11.8 | 10.5 | 14.2 | 19.4 | 22.1 |
| B F Re Underwriters | 8.8 | 9.5 | 9.6 | 9.4 | 12.2 |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

The following table sets forth the percentages of gross premiums written, by property versus casualty business, by our Reinsurance operations:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Casualty | 64.3% | 69.3% | 67.8% | 70.2% | 82.8% |
| Property | 35.7 | 30.7 | 32.2 | 29.8 | 17.2 |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

## INTERNATIONAL

Through our International operating units, we write business in almost 40 countries worldwide, with branches or offices in 15 locations outside the United States, including the United Kingdom, Continental Europe, South America, Australia, the Asia Pacific region, Scandinavia and Canada. In each of our operating territories, we have built decentralized structures that allow products and services to be tailored to each regional customer base. Our businesses are managed by teams of professionals with expertise in local markets and knowledge of regional environments.

Berkley Canada underwrites specialty, casualty and surety lines of business on behalf of the Canadian branch of Berkley Insurance Company. It specializes in commercial casualty and professional liability, and offers a broad portfolio of risk products that include commercial general liability, umbrella, professional liability, directors' and officers', commercial property and surety, in addition to niche products for specific industries such as technology and life sciences.

Berkley Latinoamérica is a leading provider of property, casualty, automobile, surety, group life and health and workers' compensation products and services in its operating territories of Argentina, Brazil and Uruguay. Its largest operation, Berkley International Seguros, offers a wide range of property casualty products in Argentina, where it is a leading provider of surety, engineering, cargo and personal accident coverages. Berkley International ART, Berkley International Latinoamérica's workers' compensation carrier in Argentina, is focused on small to medium-sized risks in its operating territories. Berkley International Seguros do Brasil provides surety products to small and medium-sized risks throughout Brazil, and Berkley International Seguros (Uruguay) is a provider of customized property casualty insurance products and services to small and medium-sized businesses in Uruguay.

Berkley Re Asia Pacific, which comprises the Australian, Hong Kong and Singapore branches of Berkley Insurance Company, provides property and casualty reinsurance to the Asia Pacific marketplace. With offices in Brisbane, Sydney, Hong Kong and Singapore, each branch focuses on excess of loss reinsurance, targeting both property and casualty treaty and facultative contracts, through multiple distribution channels.

Berkley Re UK writes international property casualty treaty accounts. Its territorial scope includes reinsured clients domiciled in the United Kingdom, Europe, Africa, the Middle East and the Caribbean.

W. R. Berkley Insurance (Europe) is based in the United Kingdom with offices in Spain, Australia, Ireland, Norway and Germany. Its product offering includes professional indemnity, directors' and officers' liability, medical malpractice, general liability, personal accident and travel, engineering and construction. It also offers expertise in marine, cargo, and commercial property and casualty packages.

W. R. Berkley Syndicate 1967 at Lloyd's focuses on lines of business more global in nature where access to the Lloyd's distribution platform allows us to further expand our international reach. It works actively with select W. R. Berkley Corporation member companies to access business for which the Lloyd's platform is best suited. Syndicate 1967's book of business includes accident and commercial property and a specialized book of marine business.

The following table sets forth the percentages of gross premiums written by our International operating units:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| W. R. Berkley Insurance (Europe) | 30.2% | 29.1% | 30.4% | 33.2% | 40.1% |
| Berkley Latinoamérica | 27.7 | 31.4 | 36.9 | 41.0 | 51.8 |
| W. R. Berkley Syndicate 1967 | 17.8 | 17.6 | 13.8 | 5.9 | — |
| Berkley Re Asia Pacific | 15.7 | 17.7 | 15.6 | 17.8 | 8.1 |
| Berkley Re UK | 5.0 | 0.2 | — | — | — |
| Berkley Canada | 3.6 | 4.0 | 3.3 | 2.1 | — |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

Results by Industry Segment

Summary financial information about our segments is presented on a GAAP basis in the following table:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| (In thousands) | 2012 | 2011 | 2010 | 2009 | 2008 |
| Specialty | | | | | |
| Revenue | $ 1,835,817 | $ 1,620,741 | $ 1,471,566 | $ 1,483,266 | $ 1,810,813 |
| Income before income taxes | 261,856 | 290,937 | 294,825 | 220,005 | 374,738 |
| Regional | | | | | |
| Revenue | 1,178,258 | 1,145,491 | 1,152,447 | 1,177,126 | 1,317,796 |
| Income before income taxes | 122,211 | 30,529 | 115,828 | 105,122 | 107,979 |
| Alternative Markets | | | | | |
| Revenue | 930,867 | 819,949 | 810,673 | 768,683 | 831,622 |
| Income before income taxes | 194,433 | 145,660 | 178,485 | 162,708 | 201,740 |
| Reinsurance | | | | | |
| Revenue | 543,062 | 517,879 | 522,435 | 487,016 | 635,763 |
| Income before income taxes | 93,268 | 83,150 | 129,449 | 86,400 | 117,866 |
| International | | | | | |
| Revenue | 866,160 | 656,460 | 485,534 | 351,947 | 322,016 |
| Income before income taxes | 62,061 | 39,033 | 20,719 | 22,349 | 52,551 |
| Other(1) | | | | | |
| Revenue | 469,390 | 395,464 | 281,414 | 163,140 | (209,202) |
| Loss before income taxes | (31,901) | (76,223) | (140,396) | (216,706) | (530,594) |
| Total | | | | | |
| Revenue | 5,823,554 | 5,155,984 | 4,724,069 | 4,431,178 | 4,708,808 |
| Income before income taxes | 701,928 | 513,086 | 598,910 | 379,878 | 324,280 |

(1) Represents corporate revenues, corporate expenses, net investment gains and losses, and revenues and expenses from investments in wholly-owned, non-insurance subsidiaries that are consolidated for financial reporting purposes.

The table below represents summary underwriting ratios on a GAAP basis for our segments. Loss ratio is losses and loss expenses incurred expressed as a percentage of net premiums earned. Expense ratio is underwriting expenses expressed as a percentage of net premiums earned. Underwriting expenses do not include expenses related to insurance services or unallocated corporate expenses. Combined ratio is the sum of the loss ratio and the expense ratio. The combined ratio represents a measure of underwriting profitability, excluding investment income. A number in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2012** | **2011** | **2010** | **2009** | **2008** |
| Specialty | | | | | |
| Loss ratio | 62.8% | 59.4% | 58.3% | 61.9% | 60.1% |
| Expense ratio | 32.7% | 32.6% | 32.9% | 31.1% | 28.5% |
| Combined ratio | 95.5% | 92.0% | 91.2% | 93.0% | 88.6% |
| Regional | | | | | |
| Loss ratio | 59.6% | 68.0% | 60.7% | 61.4% | 65.4% |
| Expense ratio | 36.5% | 36.1% | 36.0% | 34.3% | 32.4% |
| Combined ratio | 96.1% | 104.1% | 96.7% | 95.7% | 97.8% |
| Alternative Markets | | | | | |
| Loss ratio | 71.4% | 72.3% | 67.6% | 63.4% | 62.7% |
| Expense ratio | 25.9% | 26.7% | 25.6% | 25.8% | 24.3% |
| Combined ratio | 97.3% | 99.0% | 93.2% | 89.2% | 87.0% |
| Reinsurance | | | | | |
| Loss ratio | 60.5% | 61.6% | 52.5% | 57.9% | 64.7% |
| Expense ratio | 40.1% | 40.5% | 41.1% | 39.1% | 34.8% |
| Combined ratio | 100.6% | 102.1% | 93.6% | 97.0% | 99.5% |
| International | | | | | |
| Loss ratio | 62.9% | 60.5% | 61.8% | 59.9% | 61.7% |
| Expense ratio | 37.2% | 40.2% | 40.5% | 40.4% | 39.0% |
| Combined ratio | 100.1% | 100.7% | 102.3% | 100.3% | 100.7% |
| Total | | | | | |
| Loss ratio | 63.1% | 63.9% | 60.2% | 61.4% | 62.7% |
| Expense ratio | 34.1% | 34.6% | 34.4% | 32.9% | 30.4% |
| Combined ratio | 97.2% | 98.5% | 94.6% | 94.3% | 93.1% |

Investments

Investment results, before income taxes, were as follows:

| (In thousands) | Year Ended December 31, 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Average investments, at cost(1) | $14,545,371 | $13,631,552 | $13,356,380 | $12,918,039 | $12,939,843 |
| Net investment income(1) | $ 586,763 | $ 526,351 | $ 530,525 | $ 379,008 | $ 533,480 |
| Percent earned on average investments(1) | 4.0% | 3.9% | 4.0% | 3.0% | 4.2% |
| Net investment gains (losses)(2) | $ 210,465 | $ 125,481 | $ 56,581 | $ (38,408) | $ (356,931) |
| Change in unrealized investment gains (losses)(3) | $ 135,282 | $ 147,998 | $ 176,588 | $ 557,444 | $ (302,211) |

(1) Includes investments, cash and cash equivalents, trading accounts receivable from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.
(2) Represents realized gains and losses on investments not classified as trading account securities.
(3) Represents the change in unrealized investment gains (losses) for available for sale securities.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

| | Year Ended December 31, 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Barclays U.S. Aggregate Bond Index | 3.5% | 4.0% | 4.2% | 4.9% | 5.4% |
| S&P 500®Index | 2.5% | 2.1% | 2.3% | 3.0% | 1.5% |

The percentages of the fixed maturity portfolio categorized by contractual maturity, based on fair value, on the dates indicated, are set forth below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay certain obligations.

| | Year Ended December 31, 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| 1 year or less | 5.8% | 6.6% | 6.7% | 5.3% | 3.2% |
| Over 1 year through 5 years | 30.7 | 28.3 | 27.3 | 27.2 | 22.9 |
| Over 5 years through 10 years | 23.4 | 25.3 | 25.9 | 27.2 | 29.9 |
| Over 10 years | 25.5 | 25.5 | 27.1 | 26.0 | 26.6 |
| Mortgage-backed securities | 14.6 | 14.3 | 13.0 | 14.3 | 17.4 |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

At December 31, 2012, the fixed maturity portfolio had an average duration of 3.4 years.

Loss and Loss Adjustment Expense Reserves

To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment based upon known information about the claim at that time. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in estimating the ultimate economic value of losses. These factors include, among others, historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

The risk and complexity of estimating loss reserves are greater when economic conditions are uncertain. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Whereas a slowing economy would generally lead to lower inflation or even deflation, increased government spending would generally lead to higher inflation. A change in our assumptions regarding inflation would result in reserve increases or decreases that would be reflected in our earnings in periods in which such assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties, which are beyond the Company's control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Although the loss reserves included in the Company's financial statements represent management's best estimates, setting reserves is inherently uncertain and the Company cannot provide assurance that its current reserves will prove adequate in light of subsequent events.

We discount our liabilities for excess workers' compensation business and the workers' compensation portion of our reinsurance business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. At December 31, 2012, the discount rates by year ranged from 2.1% to 6.5% with a weighted average discount rate of 4.2%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.2%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $867 million, $892 million and $898 million at December 31, 2012, 2011 and 2010, respectively.

To date, known asbestos and environmental claims at our insurance company subsidiaries have not had a material impact on our operations. These claims have not materially impacted us because these subsidiaries generally did not insure the larger industrial companies which were subject to significant asbestos or environmental exposures prior to 1986 when an absolute pollution exclusion was incorporated into standard policy language.

Our net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $34 million at both December 31, 2012 and 2011. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $56 million and $59 million at December 31, 2012 and 2011, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims increased by approximately $2 million, $1 million and $2 million in 2012, 2011 and 2010, respectively. Net paid losses and loss expenses for reported asbestos and environmental claims were approximately $2 million, $3 million and $2 million in 2012, 2011 and 2010, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make a reasonable actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

The table below provides a reconciliation of the beginning of year and end of year property casualty reserves for the indicated years:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net reserves at beginning of year | $ 8,172,112 | $ 7,999,521 | $ 8,147,782 |
| Net provision for losses and loss expenses: | | | |
| Claims occurring during the current year(1) | 2,997,995 | 2,791,860 | 2,509,933 |
| Decrease in estimates for claims occurring in prior years(2)(3) | (102,571) | (181,282) | (253,248) |
| Loss reserve discount amortization | 53,055 | 47,787 | 53,182 |
| Total | 2,948,479 | 2,658,365 | 2,309,867 |
| Net payments for claims: | | | |
| Current year | 698,834 | 765,440 | 641,570 |
| Prior years | 2,010,101 | 1,721,558 | 1,811,507 |
| Total | 2,708,935 | 2,486,998 | 2,453,077 |
| Foreign currency translation | 195 | 1,224 | (5,051) |
| Net reserves at end of year | 8,411,851 | 8,172,112 | 7,999,521 |
| Ceded reserves at end of year | 1,339,235 | 1,165,022 | 1,017,028 |
| Gross reserves at end of year | $ 9,751,086 | $ 9,337,134 | $ 9,016,549 |

(1) Claims occurring during the current year are net of discounts of $26,078,000, $43,286,000 and $67,763,000 in 2012, 2011 and 2010, respectively.

(2) The decrease in estimates for claims occurring in prior years is net of discounts. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $100,667,000 in 2012, $182,937,000 in 2011, and $246,941,000 in 2010.

(3) For certain retrospectively rated insurance polices and reinsurance agreements, reserve development is offset by additional or return premiums. Favorable reserve development, net of additional and return premiums, was $103 million, $182 million and $234 million in 2012, 2011 and 2010, respectively.

Also, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information regarding the decrease in estimates for claims occurring in prior years.

A reconciliation between the reserves as of December 31, 2012 as reported in the accompanying consolidated GAAP financial statements and those reported on the basis of statutory accounting principles ("SAP") in the Company's U.S. regulatory filings is as follows:

| (In thousands) | |
|---|---|
| Net reserves reported in U.S. regulatory filings on a SAP basis | $ 7,519,283 |
| Reserves for non-U.S. companies | 595,166 |
| Loss reserve discounting(1) | 294,760 |
| Ceded reserves | 1,339,235 |
| Other | 2,642 |
| Gross reserves reported in the consolidated GAAP financial statements | $ 9,751,086 |

(1) For statutory purposes, the Company discounts its workers' compensation reinsurance reserves at 2.2% as permitted by the Department of Insurance of the State of Delaware. In its GAAP financial statements, the

Company discounts excess workers' compensation reserves at the risk-free rate and assumed workers' compensation reserves at the statutory rate.

The following table presents the development of net reserves for 2002 through 2012. The top line of the table shows the estimated reserves for unpaid losses and loss expenses recorded at the balance sheet date for each of the indicated years. This represents the estimated amount of losses and loss expenses for claims arising in all prior years that are unpaid at the balance sheet date, including losses that had been incurred but not reported to us. The upper portion of the table shows the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual years.

The "cumulative redundancy (deficiency)" represents the aggregate change in the estimates over all prior years. The impact on the results of operations of the past three years of changes in reserve estimates is shown in the reconciliation tables above. It should be noted that the table presents a "run off" of balance sheet reserves, rather than accident or policy year loss development. Therefore, each amount in the table includes the effects of changes in reserves for all prior years. For example, assume a claim that occurred in 2002 is reserved for $2,000 as of December 31, 2002. Assuming this claim estimate was changed in 2012 to $2,300, and was settled for $2,300 in 2012, the $300 deficiency would appear as a deficiency in each year from 2002 through 2011.

**(In millions)**

| **Year Ended December 31,** | **2002** | **2003** | **2004** | **2005** | **2006** | **2007** | **2008** | **2009** | **2010** | **2011** | **2012** |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Net reserves, discounted | $ 2,323 | $ 3,505 | $ 4,723 | $ 5,867 | $ 6,948 | $ 7,823 | $ 8,123 | $ 8,148 | $ 8,000 | $ 8,172 | $ 8,412 |
| Reserve discount | 293 | 393 | 503 | 575 | 700 | 788 | 846 | 877 | 898 | 892 | 867 |
| Net reserves, undiscounted | $ 2,616 | $ 3,898 | $ 5,226 | $ 6,442 | $ 7,648 | $ 8,611 | $ 8,969 | $ 9,025 | $ 8,898 | $ 9,064 | $ 9,279 |
| Net reserves re-estimated as of: | | | | | | | | | | | |
| One year later | $ 2,889 | $ 4,220 | $ 5,440 | $ 6,499 | $ 7,560 | $ 8,431 | $ 8,737 | $ 8,778 | $ 8,715 | $ 8,963 | |
| Two years later | 3,242 | 4,552 | 5,588 | 6,578 | 7,494 | 8,239 | 8,560 | 8,596 | 8,624 | | |
| Three years later | 3,611 | 4,720 | 5,763 | 6,592 | 7,363 | 8,192 | 8,420 | 8,543 | | | |
| Four years later | 3,769 | 4,949 | 5,816 | 6,556 | 7,370 | 8,137 | 8,433 | | | | |
| Five years later | 3,982 | 5,041 | 5,834 | 6,636 | 7,376 | 8,195 | | | | | |
| Six years later | 4,069 | 5,082 | 5,929 | 6,677 | 7,437 | | | | | | |
| Seven years later | 4,112 | 5,176 | 5,983 | 6,755 | | | | | | | |
| Eight years later | 4,187 | 5,222 | 6,041 | | | | | | | | |
| Nine years later | 4,224 | 5,276 | | | | | | | | | |
| Ten years later | 4,278 | | | | | | | | | | |
| Cumulative redundancy (deficiency), undiscounted | $(1,662) | $(1,378) | $ (815) | $ (313) | $ 211 | $ 416 | $ 536 | $ 482 | $ 274 | $ 101 | $ — |
| Cumulative amount of net liability paid through: | | | | | | | | | | | |
| One year later | $ 599 | $ 930 | $ 1,174 | $ 1,341 | $ 1,437 | $ 1,663 | $ 1,751 | $ 1,812 | $ 1,722 | $ 2,010 | |
| Two years later | 1,216 | 1,750 | 2,106 | 2,363 | 2,636 | 2,935 | 3,106 | 3,052 | 3,118 | | |
| Three years later | 1,792 | 2,389 | 2,836 | 3,219 | 3,558 | 3,956 | 4,039 | 4,066 | | | |
| Four years later | 2,223 | 2,901 | 3,384 | 3,856 | 4,279 | 4,616 | 4,786 | | | | |
| Five years later | 2,552 | 3,274 | 3,813 | 4,327 | 4,733 | 5,152 | | | | | |
| Six years later | 2,814 | 3,582 | 4,131 | 4,649 | 5,116 | | | | | | |
| Seven years later | 3,035 | 3,804 | 4,355 | 4,937 | | | | | | | |
| Eight years later | 3,189 | 3,966 | 4,575 | | | | | | | | |
| Nine years later | 3,308 | 4,128 | | | | | | | | | |
| Ten years later | 3,433 | | | | | | | | | | |

The following table presents the development of gross reserves for 2002 through 2012.

| (In millions)<br>Year Ended December 31, | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Net reserves, discounted | $ 2,323 | $ 3,505 | $ 4,723 | $ 5,867 | $ 6,947 | $ 7,823 | $ 8,123 | $ 8,148 | $ 8,000 | $ 8,172 | $ 8,412 |
| Ceded reserves | 845 | 687 | 727 | 845 | 837 | 855 | 877 | 924 | 1,017 | 1,165 | 1,339 |
| Gross reserves, discounted | 3,168 | 4,192 | 5,450 | 6,712 | 7,784 | 8,678 | 9,000 | 9,072 | 9,017 | 9,337 | 9,751 |
| Reserve discount | 384 | 462 | 573 | 654 | 761 | 867 | 944 | 944 | 968 | 953 | 924 |
| Gross reserves, undiscounted | $ 3,552 | $ 4,654 | $ 6,023 | $ 7,366 | $ 8,545 | $ 9,545 | $ 9,944 | $10,016 | $ 9,985 | $10,290 | $10,675 |
| Gross reserves re-estimated as of: | | | | | | | | | | | |
| One year later | $ 3,957 | $ 5,030 | $ 6,241 | $ 7,406 | $ 8,509 | $ 9,396 | $ 9,696 | $ 9,810 | $ 9,879 | $10,179 | |
| Two years later | 4,353 | 5,380 | 6,382 | 7,529 | 8,454 | 9,178 | 9,566 | 9,662 | 9,749 | | |
| Three years later | 4,744 | 5,546 | 6,600 | 7,561 | 8,300 | 9,163 | 9,445 | 9,580 | | | |
| Four years later | 4,885 | 5,807 | 6,670 | 7,508 | 8,335 | 9,081 | 9,427 | | | | |
| Five years later | 5,132 | 5,915 | 6,680 | 7,617 | 8,316 | 9,109 | | | | | |
| Six years later | 5,226 | 5,956 | 6,804 | 7,635 | 8,360 | | | | | | |
| Seven years later | 5,275 | 6,083 | 6,839 | 7,699 | | | | | | | |
| Eight years later | 5,383 | 6,107 | 6,888 | | | | | | | | |
| Nine years later | 5,392 | 6,157 | | | | | | | | | |
| Ten Years later | 5,442 | | | | | | | | | | |
| Gross cumulative redundancy (deficiency) | $(1,890) | $(1,503) | $ (865) | $ (333) | $ 185 | $ 436 | $ 517 | $ 436 | $ 236 | $ 111 | — |

## Reinsurance

We follow a common industry practice of reinsuring a portion of our exposures and paying to reinsurers a portion of the premiums received on the policies that we write. Reinsurance is purchased principally to reduce net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer contractually liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and attempt to place our coverages only with substantial, financially sound carriers. As a result, generally the reinsurers who reinsure our casualty insurance must have an A.M. Best rating of "A (Excellent)" or better with at least $500 million in policyholder surplus and the reinsurers who cover our property insurance must have an A.M. Best rating of "A- (Excellent)" or better with at least $250 million in policyholder surplus.

## Regulation

### *U.S. Regulation*

Our U.S. insurance subsidiaries are subject to varying degrees of regulation and supervision in the jurisdictions in which they do business.

*Overview.* Our domestic insurance subsidiaries are subject to statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. This regulation relates to such matters as the standards of solvency which must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; deposits of securities for the benefit of policyholders; approval of certain policy forms and premium rates; periodic examination of the affairs of insurance companies; annual and other reports required to be filed on the financial condition of insurers or for other purposes; establishment and maintenance of reserves for unearned premiums, loss expenses and losses; and requirements regarding numerous other matters. Our property casualty subsidiaries, other than excess and surplus and reinsurance subsidiaries, must generally file all rates with the insurance department of each state in which they operate. Our excess and surplus and reinsurance subsidiaries generally operate free of rate and form regulation.

*Holding Company Statutes.* In addition to regulatory supervision of our insurance subsidiaries, we are subject to state statutes governing insurance holding company systems. Typically, such statutes require that we periodically file information with the appropriate state insurance commissioner, including information concerning our capital structure, ownership, financial condition and general business operations. Under the terms of applicable state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of our outstanding voting securities would be required to obtain prior regulatory approval of the purchase. Under Alabama law, which is applicable to us due to our ownership of American Mining Insurance Company, Inc., an Alabama domiciled insurance company, the acquisition of more than 5% of our capital stock is subject to prior regulatory approval.

The National Association of Insurance Commissioners ("NAIC") adopted amendments to the model holding company law in 2010, expanding upon the regulation of holding company systems. The amendments include increased group-level reporting requirements, submission of an annual enterprise risk report by a regulated insurance company's ultimate controlling person and increased information made accessible to regulators regarding an insurer's non-insurer affiliates.

*Risk Based Capital Requirements.* The NAIC utilizes a Risk Based Capital ("RBC") formula that is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. The RBC formula develops a risk adjusted target level of adjusted statutory capital by applying certain factors to various asset, premium and reserve items. The NAIC RBC Model Law provides for four incremental levels of regulatory attention for insurers whose surplus is below the calculated RBC target. These levels of attention range in severity from requiring the insurer to submit a plan for corrective action to actually placing the insurer under regulatory control. The RBC of each of our domestic insurance subsidiaries was above any RBC action level as of December 31, 2012.

*Insurance Regulatory Information System.* The NAIC also has developed a set of 13 financial ratios referred to as the Insurance Regulatory Information System ("IRIS"). On the basis of statutory financial statements filed with state insurance regulators, the NAIC annually calculates these IRIS ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range for each of the IRIS financial ratios.

*Guaranty Funds.* Our U.S. insurance subsidiaries are also subject to assessment by state guaranty funds when an insurer in a particular jurisdiction has been judicially declared insolvent and insufficient funds are available from the liquidated company to pay policyholders and claimants. The protection afforded under a state's guaranty fund to policyholders of the insolvent insurer varies from state to state. Generally, all licensed property casualty insurers are considered to be members of the fund, and assessments are based upon their pro rata share of direct written premiums. The NAIC Model Post-Assessment Guaranty Fund Act, which many states have adopted, limits assessments to an insurer to 2% of its subject premium and permits recoupment of assessments through rate setting. Likewise, several states (or underwriting organizations of which our insurance subsidiaries are required to be members) have limited assessment authority with regard to deficits in certain lines of business.

Additionally, state insurance laws and regulations require us to participate in mandatory property-liability "shared market," "pooling" or similar arrangements that provide certain types of insurance coverage to individuals or others who otherwise are unable to purchase coverage voluntarily provided by private insurers. Shared market mechanisms include assigned risk plans and fair access to insurance requirement or "FAIR" plans. In addition, some states require insurers to participate in reinsurance pools for claims that exceed specified amounts. Our participation in these mandatory shared market or pooling mechanisms generally is related to the amount of our direct writings for the type of coverage written by the specific arrangement in the applicable state.

*Excess and Surplus Lines.* The regulation of our U.S. subsidiaries' excess and surplus lines insurance business differs significantly from the regulation of our admitted business. Our surplus lines subsidiaries are subject to the surplus lines regulation and reporting requirements of the jurisdictions in which they are eligible to write surplus lines insurance. Although the surplus lines business is generally less regulated than admitted business, strict regulations apply to surplus lines placements in the laws of every state and the regulation of surplus lines insurance may undergo changes in the future. Federal or state measures may be introduced to increase the oversight of surplus lines insurance in the future.

*Dividends.* We receive funds from our insurance company subsidiaries in the form of dividends and management fees for certain management services. Annual dividends in excess of maximum amounts prescribed by state statutes may not be paid without the approval of the insurance commissioner of the state in which an insurance subsidiary is domiciled. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

*Trade Practices.* State insurance laws and regulations include numerous provisions governing trade practices and the marketplace activities of insurers, including provisions governing marketing and sales practices, policyholder services, claims management and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations.

*Investment Regulation.* Investments by our domestic insurance companies must comply with applicable laws and regulations which prescribe the kind, quality and concentration of investments. In general, these laws and regulations permit investments in federal, state and municipal obligations, corporate bonds, preferred and common equity securities, mortgage loans, real estate and certain other investments, subject to specified limits and certain other qualifications.

*The Terrorism Risk Insurance Act.* The Terrorism Risk Insurance Act of 2002, as amended (collectively, "TRIA"), established a Federal program that provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism. The program is effective through December 31, 2014. We cannot be certain that TRIA will be extended past such expiration date. TRIA is applicable to almost all commercial lines of property and casualty insurance but excludes commercial auto, burglary and theft, surety, professional liability and farm owners' multi-peril insurance. Insurers with direct commercial property and casualty insurance exposure in the United States are required to participate in the program and make available coverage for certified acts of terrorism. The most recent amendment to TRIA broadened the definition of certified acts to include domestic terrorism. Federal participation will be triggered under TRIA when the Secretary of Treasury certifies an act of terrorism. Under the program, the federal government will pay 85% of an insurer's covered losses in excess of the insurer's applicable deductible. The insurer's deductible is based on 20% percent of earned premium for the prior year for covered lines of commercial property and casualty insurance. Based on our 2012 earned premiums, our deductible under TRIA during 2013 will be approximately $618 million. The federal program will not pay losses for certified acts unless such losses exceed $100 million. TRIA limits the federal government's share of losses at $100 billion for a program year. In addition, an insurer that has satisfied its deductible is not liable for the payment of losses in excess of the $100 billion cap.

*Federal Regulation.* Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives could have an impact on our business in a variety of ways. In July 2010, President Obama signed into law the Dodd Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which effected sweeping changes to financial services regulation in the United States. The Dodd-Frank Act created two new federal government bodies, the Federal Insurance Office (the "FIO") and the Financial Stability Oversight Council (the "FSOC"), which may impact the regulation of insurance. Although the FIO is prohibited from directly regulating the business of insurance, it has authority to represent the United States in international insurance matters and has limited powers to preempt certain types of state insurance laws. The FIO also can recommend to the FSOC that it designate an insurer as an entity posing risks to the United States financial stability in the event of the insurer's material financial distress or failure. An insurer so designated by FSOC could be subject to Federal Reserve supervision and heightened prudential standards. Based upon our current business model and balance sheet, we do not believe that we will be designated by the FSOC as such an institution. Although the potential impacts of the Dodd-Frank Act on the U. S. insurance industry is not clear, our business could be affected by changes to the U.S. system of insurance regulation or our designation or the designation of insurers or reinsurers with which we do business as systemically significant non-bank financial companies.

In addition, as a result of its direct and indirect majority ownership interest in Peyton Street Independent Financial Services Corporation, a thrift holding company ("Peyton Street"), and indirect majority ownership stake in InsurBanc, a federal savings bank ("InsurBanc"), W. R. Berkley Corporation is a "savings and loan holding company" and, under the Dodd-Frank Act, is subject to the oversight of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). InsurBanc has entered into a definitive agreement to sell its assets and deposit liabilities, following which both Peyton Street and InsurBanc would proceed to liquidate and each of Peyton Street and W. R. Berkley Corporation would deregister as a savings and loan holding company. The transaction is expected to close in the first half of 2013, subject to regulatory approvals and other customary closing conditions. As a savings and loan holding company, W. R. Berkley Corporation may be subject to certain prior notification requirements, restrictions on dividends, stock repurchases and distributions, transactions with affiliates and compensation plans and additional requirements related to its shareholders, management reporting and capital adequacy if the de-banking were not to occur as anticipated or until it takes such other actions to terminate W. R. Berkley Corporation's status as a savings and loan holding company.

### *International Regulation*

Our insurance subsidiaries based in the United Kingdom are regulated by the Financial Services Authority (the "FSA"). The FSA oversees compliance with established periodic auditing and reporting requirements, risk assessment reviews, minimum solvency margins and individual capital assessment requirements, dividend restrictions, restrictions governing the appointment of key officers, restrictions governing controlling ownership interests and various other requirements. Our Lloyd's syndicate and managing agency are also regulated by the FSA and Lloyd's. Through Lloyd's, we are licensed to write business in various countries throughout the world by virtue of Lloyd's international licenses. In each such country, we are subject to the laws and insurance regulation of that country. Additionally, FSA regulations also impact us as "controller" (an FSA defined term) of our U.K.-regulated subsidiaries, whereby we are required to notify the FSA about significant events relating to their controllers (i.e. persons or entities which have certain levels of influence over the regulated entities) as well as changes of control, and to submit an annual report regarding their controllers. Through the FSA's Approved Persons regime, certain employees and directors are subject to regulation by the FSA as to their fitness. In addition, certain employees are individually registered at Lloyd's.

The European Union's executive body, the European Commission, is implementing new capital adequacy and risk management regulations called "Solvency II" that already applies to our Lloyd's Syndicate and would apply to our businesses across the European Union beginning on January 1, 2014. Solvency II provides for the supervision of group solvency. Under Solvency II, it is possible that the U.S. parent of a European Union subsidiary could be subject to certain Solvency II requirements if the regulator determines that the subsidiary's capital position is dependent on the parent company and the U.S. company is not already subject to regulations deemed "equivalent" to Solvency II. While it is not certain how or if these actions will impact us, we do not currently expect the capital management strategies for our U.S. and international companies will be materially impacted.

Our international underwriting subsidiaries are also subject to varying degrees of regulation in certain countries in Scandinavia, Continental Europe, South America, Australia, Southeast Asia and Canada. Generally, our subsidiaries must satisfy local regulatory requirements. While each country imposes licensing, solvency, auditing and financial reporting requirements, the type and extent of the requirements differ substantially. Key areas where country regulations may differ include: (i) the type of financial reports to be filed; (ii) a requirement to use local intermediaries; (iii) the amount of reinsurance permissible; (iv) the scope of any regulation of policy forms and rates; and (v) the type and frequency of regulatory examinations.

## Competition

The property casualty insurance and reinsurance businesses are highly competitive, with many insurance companies of various sizes, as well as other entities offering risk alternatives such as self-insured retentions or captive programs, transacting business in the United States and internationally. We compete directly with a large number of these companies. Competition in our industry is largely measured by the ability to provide insurance and services at a price and on terms that are reasonable and acceptable to the customer. Our strategy in this highly fragmented industry is to seek specialized areas or geographic regions where our insurance subsidiaries can gain a competitive advantage by responding quickly to changing market conditions. Our subsidiaries establish their own pricing practices based upon a Company-wide philosophy to price products with the intent of making an underwriting profit. As a result of increased competition, from 2005 to 2010 we generally experienced both downward pressure on pricing for many of our insurance lines as well as demands by insureds and cedants for better terms and conditions. Although insurance rates increased commencing in 2011, certain products continued to experience strong competition.

Competition for Specialty and Alternative Markets business comes from other specialty insurers, regional carriers, large national multi-line companies and reinsurers. Our Specialty companies compete with excess and surplus insurers as well as standard carriers.

Competition for the Reinsurance business comes from domestic and foreign reinsurers, which produce their business either on a direct basis or through the broker market. These competitors include Swiss Re, Munich Re, Berkshire Hathaway, Transatlantic Reinsurance, Partner Re and others.

Our Regional subsidiaries compete with mutual and other regional stock companies as well as national carriers. Additionally, direct writers of property casualty insurance compete with our Regional subsidiaries by writing insurance through their salaried employees, generally at a lower acquisition cost than through independent agents such as those used by the Company.

Our International operations compete with native insurance operations both large and small, which in some cases are related to government entities, as well as with branches or local subsidiaries of multinational companies.

Additionally, competition from insurers and reinsurers based in Bermuda and other tax advantaged jurisdictions continues to increase, including from domestic based subsidiaries of foreign based entities in the excess and surplus lines businesses.

## Employees

As of February 14, 2013, we employed 7,412 individuals. Of this number, our subsidiaries employed 7,298 persons and the remaining 114 persons were employed at the parent company.

## Other Information about the Company's Business

We maintain an interest in the acquisition and startup of complementary businesses and continue to evaluate possible acquisitions and new ventures on an ongoing basis. In addition, our insurance subsidiaries develop new coverages or lines of business to meet the needs of insureds.

Seasonal weather variations and other events affect the severity and frequency of losses sustained by the insurance and reinsurance subsidiaries. Although the effect on our business of catastrophes such as tornadoes, hurricanes, hailstorms, earthquakes and terrorist acts may be mitigated by reinsurance, they nevertheless can have a significant impact on the results of any one or more reporting periods.

We have no customer which accounts for 10 percent or more of our consolidated revenues.

Compliance by W. R. Berkley and its subsidiaries with federal, state and local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to protection of the environment, has not had a material effect upon our capital expenditures, earnings or competitive position.

The Company's internet address is www.wrberkley.com. The information on our website is not incorporated by reference in this annual report on Form 10-K. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are accessible free of charge through this website as soon as reasonably practicable after they have been electronically filed with or furnished to the SEC.

## ITEM 1A. RISK FACTORS

Our businesses face significant risks. If any of the events or circumstances described as risks below actually occurs, our businesses, results of operations or financial condition could be materially and adversely affected. In addition to those described below, our businesses may also be adversely affected by risks and uncertainties not currently known to us or that we currently consider immaterial.

### Risks Relating to Our Industry

***Our results may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industry.***

The results of companies in the property casualty insurance industry historically have been subject to significant fluctuations and uncertainties in demand and pricing, causing cyclical changes in the insurance and reinsurance industry. The demand for insurance is influenced primarily by general economic conditions, while the supply of insurance is often directly related to available capacity or the perceived profitability of the business. Although the insurance markets currently are beginning to harden, we have faced in recent years increased competition in our business, as a result of new entrants and existing insurers seeking to gain market share, resulting in decreased premium rates and less favorable contract terms and conditions. The adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. In addition, investment rates of return have impacted rate adequacy and the Federal Reserve has indicated its intention to keep interest rates at historic lows through late 2014. These factors can have a significant impact on ultimate profitability because a property casualty insurance policy is priced before its costs are known as premiums usually are determined long before claims are reported. These factors could produce results that would have a negative impact on our results of operations and financial condition.

***We face significant competitive pressures in our businesses, which have reduced premium rates and could harm our ability to maintain or increase our profitability and premium volume.***

We compete with a large number of other companies in our selected lines of business. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers, other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies, some of which have implicit or explicit government support. Competitiveness in our businesses is based on many factors, including premium charges, ratings assigned by independent rating agencies, commissions paid to producers, the perceived financial strength of the company, other terms and conditions offered, services provided (including ease of doing business over the internet), speed of claims payment and reputation and experience in the lines to be written.

Some of our competitors, particularly in the Reinsurance business, have greater financial and marketing resources than we do. These competitors within the reinsurance segment include Swiss Re, Munich Re, Berkshire Hathaway, Transatlantic Reinsurance, and Partner Re. We expect that perceived financial strength, in particular, will become more important as customers seek high quality reinsurers. Certain of our competitors operate from Bermuda or other tax advantaged or less regulated jurisdictions that may provide them with additional competitive and pricing advantages.

Over the past several years, we have faced increased competition in our business, particularly in our Reinsurance and Specialty segments, as increased supply has led to reduced prices and, at times, less favorable terms and conditions. Our Specialty segment has also encountered competition from admitted companies seeking to increase market share. Although policy rates and terms for certain of these lines of business generally stabilized or showed modest improvements starting in 2011, we expect to continue to face strong competition in these and our other lines of business and as a result could experience renewed pressure on pricing and policy terms and conditions.

This intense competition could cause the supply and/or demand for insurance or reinsurance to change, which could affect our ability to price our products at attractive rates and retain existing business or write new products at adequate rates or on terms and conditions acceptable to us. If we are unable to retain existing business or write new business at adequate rates or on terms and conditions acceptable to us, our results of operations could be materially and adversely affected.

***Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves.***

Our gross reserves for losses and loss expenses were approximately $10 billion as of December 31, 2012. Our loss reserves reflect our best estimates of the cost of settling claims and related expenses with respect to insured events that have occurred.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claims administration will cost for claims that have occurred, whether known or unknown. The major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, inflation, judicial theories of liability, reinsurance coverage, legislative changes and other factors, including the actions of third parties, which are beyond our control.

The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where long periods of time elapse before a definitive determination of liability is made and settlement is reached. In periods with increased economic volatility, it becomes more difficult to accurately predict claim costs. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Both inflation overall and medical cost inflation, which has historically been greater than inflation overall, can have an adverse impact. Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, we cannot assure that our current reserves will prove adequate in light of subsequent events. Should we need to increase our reserves, our pre-tax income for the reporting period would decrease by a corresponding amount.

We discount our reserves for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting liabilities. The expected loss and loss expense payout pattern subject to discounting is derived from our loss payout experience. Changes in the loss and loss expense payout pattern are recorded in the period they are determined. If the actual loss payout pattern is shorter than anticipated, the discount will be reduced and pre-tax income will decrease by a corresponding amount.

***The effects of emerging claim and coverage issues on our business are uncertain.***

As industry practices and economic, legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claim and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Examples of emerging claims and coverage issues include, but are not limited to:

- judicial expansion of policy coverage and the impact of new theories of liability;
- plaintiffs targeting property and casualty insurers, including us, in purported class action litigation relating to claims-handling and other practices;
- medical developments that link health issues to particular causes, resulting in liability claims;
- claims relating to unanticipated consequences of current or new technologies, including cyber security related risks; and
- claims relating to potentially changing climate conditions.

In some instances, these emerging issues may not become apparent for some time after we have issued the affected insurance policies. As a result, the full extent of liability under our insurance policies may not be known until many years after the policies are issued.

In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on our business.

The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our business and materially and adversely affect our results of operations.

***As a property casualty insurer, we face losses from natural and man-made catastrophes.***

Property casualty insurers are subject to claims arising out of catastrophes that may have a significant effect on their results of operations, liquidity and financial condition. Catastrophe losses have had a significant impact on our results. For example, weather-related losses were $80 million in 2012, $153 million in 2011, $81 million in 2010, $63 million in 2009, and $114 million in 2008. Similarly, man-made catastrophes can also have a material impact on our financial results.

Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, tsunamis, hailstorms, explosions, severe winter weather and fires, as well as terrorist and other man-made activities, including drilling, mining and other industrial accidents or terrorist activities. The incidence and severity of catastrophes are inherently unpredictable but have increased in recent years. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Some catastrophes are restricted to small geographic areas; however, hurricanes, earthquakes, tsunamis and other disasters may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of our property and casualty lines, and most of our past catastrophe-related claims have resulted from severe storms.

Seasonal weather variations or the impact of climate change may affect the severity and frequency of our losses. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could produce significant losses and have a material adverse effect on our results of operations and financial condition.

***Changing climate conditions may adversely affect our financial condition or profitability.***

There is an emerging scientific view that the earth is getting warmer. Climate change, to the extent it produces rising temperatures and changes in weather patterns, may affect the frequency and severity of storms and other weather events as well as the affordability, availability and underwriting results of commercial property insurance, and, if frequency and severity patterns increase, could negatively affect our financial results.

***Conditions in the financial markets and the global economy have had and may continue to have a negative impact on our results of operations and financial condition, particularly if such conditions continue.***

The significant volatility and uncertainty experienced in financial markets around the world during the past several years and the effect of the economic downturn have continued. Although the U.S. and various foreign governments have taken various actions to try to stabilize the financial markets, the ultimate effectiveness of such actions remains unclear. Therefore, volatility and uncertainty in the financial markets and the resulting negative economic impact may continue for some time. For example, financial markets have been affected by concerns over U.S. fiscal policy as well as the related concern regarding the need to reduce the federal deficit. These issues, together with the slowing of the global economy generally, could send the U.S. into a new recession, further exacerbate concerns over sovereign debt of other countries and disrupt economic activity in the U.S. and elsewhere. Similarly, recent concerns about the solvency of certain European Union member states, and of financial institutions that have significant direct or indirect exposure to debt issued by them, has created market volatility that continues to affect the performance of various asset classes, and likely will continue until there is an ultimate resolution of these sovereign debt related concerns.

While we monitor conditions in the financial markets, we cannot predict future conditions or their impact on our results of operations and financial condition. Depending on conditions in the financial markets, we could incur additional realized and unrealized losses in our investment portfolio in future periods, and financial market volatility and uncertainty and an economic downturn could have a significant negative impact on third parties that we do business with, including insureds and reinsurers.

***We, as a primary insurer, may have significant exposure for terrorist acts.***

To the extent an act of terrorism, whether a domestic or foreign act, is certified by the Secretary of Treasury, we may be covered under the Terrorism Risk Insurance Act of 2002, as amended ("TRIA"), for up to 85% of our losses for certain property/casualty lines of insurance. However, any such coverage would be subject to a mandatory deductible based on 20% of earned premium for the prior year for the covered lines of commercial property and casualty insurance. Based on our 2012 earned premiums, our deductible under TRIA during 2013 is approximately $618 million. TRIA is currently in effect through December 31, 2014. We cannot be certain that TRIA will be extended past such expiration date. In addition, the coverage provided under TRIA does not apply to reinsurance that we write.

***Our earnings could be more volatile because of our significant level of retentions.***

As compared to a number of our competitors, we maintain significant retention levels in premiums written. We purchase less reinsurance, the process by which we transfer, or cede, part of the risk we have assumed to a reinsurance company, thereby retaining more risk. As a result, our earnings could be more volatile and increased severities are more likely to have a material adverse effect on our results of operations and financial condition.

***We are subject to extensive governmental regulation, which increases our costs and could restrict the conduct of our business.***

We are subject to extensive governmental regulation and supervision in both the United States and foreign jurisdictions. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. This system of regulation, generally administered in the United States by a department of insurance in each state in which we do business, relates to, among other things:

- standards of solvency, including risk-based capital measurements;
- restrictions on the nature, quality and concentration of investments;
- requirements pertaining to certain methods of accounting;
- rate and form regulation pertaining to certain of our insurance businesses;
- potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies; and
- involvement in the payment or adjudication of catastrophe or other claims beyond the terms of the policies.

State insurance departments conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters. Our International business is also generally subject to a similar regulatory scheme in each of the jurisdictions where we conduct operations.

Federal financial services modernization legislation and legislative and regulatory initiatives taken or which may be taken in response to the current conditions in the financial markets and the recent economic downturn may lead to additional federal regulation of the insurance industry in the coming years.

In July 2010, President Obama signed into law the Dodd Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which effected sweeping changes to financial services regulation in the United States. The Dodd-Frank Act established the Financial Stability Oversight Council ("FSOC"), which is authorized to recommend that certain systemically significant non-bank financial companies, including insurance companies, be regulated by the Board of Governors of the Federal Reserve. The Dodd-Frank Act also established a Federal Insurance Office ("FIO") and authorized the federal preemption of certain state insurance laws. FSOC and the FIO are authorized to study, monitor and report to Congress on the U.S. insurance industry and the significance of global reinsurance to the U.S. insurance market. The potential impact of the Dodd-Frank Act on the U.S. insurance business is not clear. Our business could be affected by changes, whether as a result of the Dodd-Frank Act or otherwise, to the U.S. system of insurance regulation or our designation or the designation of insurers or reinsurers with which we do business as systemically significant non-bank financial companies.

As a result of its direct and indirect majority ownership interest in Peyton Street Independent Financial Services Corporation, a thrift holding company, and indirect majority ownership stake in InsurBanc, a federal savings bank, W. R. Berkley Corporation is a "savings and loan holding company" and, under the Dodd-Frank Act, is subject to the oversight of the Federal Reserve. InsurBanc has entered into a definitive agreement to sell its assets and deposit liabilities, following which both Peyton Street and InsurBanc would proceed to liquidate and each of Peyton Street and W. R. Berkley Corporation would deregister as a savings and loan holding company. The transaction is expected to close in the first half of 2013, subject to regulatory approvals and other customary closing conditions. As a savings and loan holding company, W. R. Berkley Corporation may be subject to certain prior notification requirements, restrictions on dividends, stock repurchases and distributions, transactions with affiliates and compensation plans and additional requirements related to its shareholders, management reporting and capital adequacy if the de-banking were not to occur as anticipated or until it takes such other actions to terminate W. R. Berkley Corporation's status as a savings and loan holding company.

Although U.S. state regulation is the primary form of regulation of insurance and reinsurance, in addition to the changes brought about by the Dodd-Frank Act, Congress has considered over the past years various proposals relating to the creation of an optional federal charter, repeal of the insurance company antitrust exemption from the McCarran Ferguson Act, and tax law changes. We may be subject to potentially increased federal oversight as a financial institution.

With respect to international measures, Solvency II, the EU directive concerning the capital adequacy, risk management and regulatory reporting for insurers and reinsurers which was adopted by the European Parliament in April 2009, may affect our insurance businesses. Implementation of Solvency II in EU member states, which already applies to our Lloyd's Syndicate, and is currently scheduled to occur on January 1, 2014, may require us to utilize a significant amount of resources to ensure compliance. In addition, Solvency II may have the effect of increasing the capital requirements of our EU domiciled insurers. Additionally, our capital requirements may be adversely affected if the EU commission finds that the insurance regimes of our third-country domiciled companies are not "equivalent" to the requirements of Solvency II.

We may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. Also, changes in the level of regulation of the insurance industry, whether federal, state or foreign, or changes in laws or regulations themselves or interpretations by regulatory authorities, may further restrict the conduct of our business.

**Risks Relating to Our Business**

***Our international operations expose us to investment, political and economic risks, including foreign currency and credit risk.***

Our expanding international operations in the United Kingdom, Continental Europe, South America, Australia, the Asia-Pacific region, Scandinavia and Canada expose us to increased investment, political and economic risks, including foreign currency and credit risk. Changes in the value of the U.S. dollar relative to other currencies could have an adverse effect on our results of operations and financial condition.

Our investments in non-U.S.-denominated securities are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. Non-U.S. currency fluctuations also affect the value of any dividends paid by our non-U.S. subsidiaries to their parent companies in the U.S.

***We may be unable to attract and retain key personnel and qualified employees.***

We depend on our ability to attract and retain key personnel, including our Chairman and CEO, President and COO, senior executive officers, presidents of our operating units, experienced underwriters and other skilled employees who are knowledgeable about our business. If the quality of our underwriting team and other personnel decreases, we may be unable to maintain our current competitive position in the specialized markets in which we operate, and be unable to expand our operations into new markets.

***We cannot guarantee that our reinsurers will pay in a timely fashion, if at all, and, as a result, we could experience losses.***

We purchase reinsurance by transferring part of the risk that we have assumed, known as ceding, to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer contractually liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our liability to our policyholders. Our reinsurers may not pay the reinsurance recoverables that they owe to us or they may not pay such recoverables on a timely basis. Accordingly, we bear credit risk with respect to our reinsurers, and if our reinsurers fail to pay us, our financial results would be adversely affected. Underwriting results and investment returns of some of our reinsurers may affect their future ability to pay claims. As of December 31, 2012, the amount due from our reinsurers was approximately $1,450 million, including amounts due from state funds and industry pools where it was intended that we would bear no risk. Certain of these amounts due from reinsurers are secured by letters of credit or by funds held in trust on our behalf.

***We are subject to credit risk relating to our policyholders, independent agents and brokers.***

In addition to exposure to credit risk related to our reinsurance recoverables and investment portfolio, we are exposed to credit risk in several other areas of our business, including credit risk relating to policyholders, independent agents and brokers. For example our policyholders, independent agents or brokers may not pay a part of or the full amount of premiums owed to us or our brokers or other third party claim administrators may not deliver amounts owed on claims under our insurance and reinsurance contracts for which we have provided funds.

As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive pledged securities and the applicable counterparty is unable to honor its obligations, we may be exposed to credit risk on the securities pledged and/or the risk that our access to that collateral may be stayed as a result of bankruptcy. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit.

***We are rated by A.M. Best, Standard & Poor's, and Moody's, and a decline in these ratings could affect our standing in the insurance industry and cause our sales and earnings to decrease.***

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Certain of our insurance company subsidiaries are rated by A.M. Best, Standard & Poor's and Moody's Investors. Our ratings are subject to periodic review, and we cannot assure you that we will be able to retain our current or any future ratings.

If our ratings are reduced from their current levels by A.M. Best, Standard & Poor's or Moody's, our competitive position in the insurance industry could suffer and it would be more difficult for us to market our products. A ratings downgrade could also adversely limit our access to capital markets, which may increase the cost of debt. A significant downgrade could result in a substantial loss of business as policyholders move to other companies with higher claims-paying and financial strength ratings.

***If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.***

As part of our overall risk and capacity management strategy, we purchase reinsurance for certain amounts of risk underwritten by our insurance company subsidiaries, especially catastrophe risks and those risks with relatively high policy limits. We also purchase reinsurance on risks underwritten by others which we reinsure. Market conditions beyond our control determine the availability and cost of the reinsurance protection we seek to purchase, which may affect the level of our business and profitability. Our reinsurance contracts are generally subject to annual renewal, and we may be unable to maintain our current reinsurance contracts or to obtain other reinsurance contracts in adequate amounts and at favorable rates. In addition, we may be unable to obtain reinsurance on terms acceptable to us relating to certain lines of business that we intend to begin writing. If we are unable to renew our expiring contracts or to obtain new reinsurance contracts, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe exposed risks.

***Depending on conditions in the financial markets and the general economy, we may be unable to raise debt or equity capital if needed.***

If conditions in the financial markets and the general economy are unfavorable, which may result from disruptions, uncertainty or volatility in the capital and credit markets, we may be unable to access debt or equity capital on acceptable terms if needed, which could have a negative impact on our ability to invest in our insurance company subsidiaries and/or to take advantage of opportunities to expand our business, such as possible acquisitions and the creation of new ventures, and inhibit our ability to refinance our existing indebtedness if we desire to do so, on terms acceptable to us.

***We may not find suitable acquisition candidates or new insurance ventures and even if we do, we may not successfully integrate any such acquired companies or successfully invest in such ventures.***

As part of our present strategy, we continue to evaluate possible acquisition transactions and the start-up of complementary businesses on an ongoing basis, and at any given time we may be engaged in discussions with respect to possible acquisitions and new ventures. We cannot assure you that we will be able to identify suitable acquisition targets or insurance ventures, that such transactions will be financed and completed on acceptable terms or that our future acquisitions or start-up ventures will be successful. The process of integrating any companies we do acquire or investing in new ventures may have a material adverse effect on our results of operations and financial condition.

***If we experience difficulties with our information technology, telecommunications or other computer systems, our ability to conduct our business could be negatively or severely impacted.***

Our business is highly dependent upon our employees' ability to perform necessary business functions in an efficient and uninterrupted fashion. A shut-down of, or inability to access, one or more of our facilities, a power outage or a failure of one or more of our information technology, telecommunications or other computer systems could significantly impair our employees' ability to perform such functions on a timely basis. In the event of a disaster such as a natural catastrophe, terrorist attack or industrial accident, or the infection of our systems by a malicious computer virus, our systems could be inaccessible for an extended period of time. In addition, because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials or failures of controls if demand for our service exceeds capacity or a third-party system fails or experiences an interruption. If our business continuity plans or system security does not sufficiently address such a business interruption, system failure or service denial, our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or perform other necessary business functions could be significantly impaired and our business could be harmed.

***Failure to maintain the security of our networks and confidential data may expose us to liability.***

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee misconduct and other external hazards could expose our data systems to security breaches. In addition, we routinely transmit and receive personal, confidential and proprietary information by email and other electronic means. Our outsourcing of certain technology and business process functions to third parties may expose us to enhanced risk related to data security. While we attempt to develop secure data transmission capabilities with these third-party vendors and others with whom we do business, we may be unable to put in place such secure capabilities with all of such vendors and third parties and, in addition, these third parties may not have appropriate controls in place to protect the confidentiality of the sensitive information being transferred. Our failure to protect sensitive personal and our proprietary information, whether owing to breaches of our own systems or those of our vendors, could result in significant monetary and reputational damages. These increased risks, and expanding regulatory requirements regarding data security, could expose us to data loss, monetary and reputational damages and significant increases in compliance costs. As a result, our ability to conduct our business could be materially and adversely affected.

***We could be adversely affected if our controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.***

Our business is highly dependent on our ability to engage on a daily basis in a large number of insurance underwriting, claim processing and investment activities, many of which are highly complex. These activities often are subject to internal guidelines and policies, as well as legal and regulatory standards, including those related to privacy, anti-corruption, anti-bribery and global finance and insurance matters. Our continued expansion into new international markets has brought about additional requirements. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. If our controls are not effective, it could lead to financial loss, unanticipated risk exposure (including underwriting, credit and investment risk) or damage to our reputation.

**Risks Relating to Our Investments**

***A significant amount of our assets is invested in fixed maturity securities and is subject to market fluctuations.***

Our investment portfolio consists substantially of fixed maturity securities. As of December 31, 2012, our investment in fixed maturity securities was approximately $11.9 billion, or 76% of our total investment portfolio. As of that date, our portfolio of fixed maturity securities consisted of the following types of securities: U.S. Government securities (7.5%); state and municipal securities (40.5%); corporate securities (28.1%); mortgage-backed securities (14.6%) and foreign government and corporate bonds (9.3%).

The fair value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. The fair value of fixed maturity securities generally decreases as interest rates rise. If significant inflation were to occur, the fair value of our fixed maturity securities would be negatively impacted. Conversely, if interest rates decline, investment income earned from future investments in fixed maturity securities will be lower. Some fixed maturity securities, such as mortgage-backed and other asset-backed securities, also carry prepayment risk as a result of interest rate fluctuations. Additionally, given the historically low interest rate environment, we may not be able to successfully reinvest the proceeds from maturing securities at yields commensurate with our target performance goals.

The value of investments in fixed maturity securities is subject to impairment as a result of deterioration in the credit worthiness of the issuer, default by the issuer (including states and municipalities) in the performance of its obligations in respect of the securities and/or increases in market interest rates. To a large degree, the credit risk we face is a function of the economy; accordingly, we face a greater risk in an economic downturn or recession. During periods of market disruption, it may be difficult to value certain of our securities, particularly if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, more securities may require additional subjectivity and management judgment.

Although the historical rates of default on state and municipal securities have been relatively low, our state and municipal fixed maturity securities could be subject to a higher risk of default or impairment due to declining municipal tax bases and revenue. The economic downturn has resulted in many states and municipalities operating under deficits or projected deficits, the severity and duration of which could have an adverse impact on both the valuation of our state and municipal fixed maturity securities and the issuer's ability to perform its obligations thereunder. Additionally, our investments are subject to losses as a result of a general decrease in commercial and economic activity for an industry sector in which we invest, as well as risks inherent in particular securities.

Although we attempt to manage these risks through the use of investment guidelines and other oversight mechanisms and by diversifying our portfolio and emphasizing preservation of principal, our efforts may not be successful. Impairments, defaults and/or rate increases could reduce our net investment income and net realized investment gains or result in investment losses. Investment returns are currently, and will likely continue to remain, under pressure due to the significant volatility experienced in the financial markets, economic uncertainty, more generally, and the shape of the yield curve. As a result, our exposure to the risks described above could materially and adversely affect our results of operations.

***We invest some of our assets in equity securities, merger arbitrage securities, investment funds, private equity and real estate related assets, which may decline in value.***

We invest a portion of our investment portfolio in equity securities, merger arbitrage securities, investment funds, private equity and real estate related assets and have recently increased our investments in these asset classes as a result of the current historically low interest rate environment. At December 31, 2012, our investment in these assets was approximately $2.8 billion, or 18%, of our investment portfolio. We reported provisions for other than temporary impairments in the value of these assets of approximately $5 million in 2012, $400,000 in 2011 and $9 million in 2010, and losses from investment funds of $6 million in 2010.

Merger and arbitrage trading securities were $718 million, or 5%, of our investment portfolio at December 31, 2012. Merger arbitrage involves investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. Merger arbitrage differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period, usually four months or less. Our merger arbitrage positions are exposed to the risk associated with the completion of announced deals, which are subject to regulatory as well as political and other risks.

Investments in real estate investment funds and limited partnerships and loans receivable were $1,351 million, or 9%, of our investment portfolio at December 31, 2012. The values of our real estate related investments are subject to fluctuations based on changes in the economy and interest rates in general and real estate valuations in particular. These investments have been subject to significant volatility as a result of the current conditions in the financial markets. In addition, our investments in real estate related assets and other alternative investments are less liquid than our other investments.

**Risks Relating to Purchasing Our Securities**

***We are an insurance holding company and, therefore, may not be able to receive dividends in needed amounts.***

As an insurance holding company, our principal assets are the shares of capital stock of our insurance company subsidiaries. We have to rely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, paying dividends to stockholders and repurchasing our shares and paying corporate expenses. The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as regulatory restrictions. During 2013, the maximum amount of dividends that can be paid without regulatory approval is approximately $466 million. As a result, in the future we may not be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our obligations, pay dividends or repurchase shares.

***Laws and regulations of the jurisdictions in which we conduct business could delay, deter or prevent an attempt to acquire control of us that stockholders might consider to be desirable, and may restrict a stockholder's ability to purchase our common stock.***

Generally, United States insurance holding company laws require that, before a person can acquire control of an insurance company, prior written approval must be obtained from the insurance regulatory authorities in the state in which that insurance company is domiciled. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote, or holds proxies representing, 10% or more of the voting securities of that insurer (5% for Alabama domiciled insurers, such as us due to our ownership of American Mining Insurance). Indirect ownership includes ownership of the shares of our common stock. Thus, the insurance regulatory authorities of the states in which our insurance operating units are domiciled are likely to apply these restrictions on acquisition of control to any proposed acquisition of our common stock. Some states require a person seeking to acquire control of an insurer licensed but not domiciled in that state to make a filing prior to completing an acquisition if the acquirer and its affiliates, on the one hand, and the target insurer and its affiliates, on the other hand, have specified market shares in the same lines of insurance in that state. Additionally, many foreign jurisdictions where we conduct business impose similar restrictions and requirements.

While these provisions may not require acquisition approval, they can lead to the imposition of conditions on an acquisition that could delay or prevent its consummation. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

***Certain provisions in our organizational documents may have the effect of hindering, delaying or preventing third party takeovers and thus may prevent our stockholders from receiving premium prices for their shares in an unsolicited takeover or make it more difficult for third parties to replace our current management.***

Provisions of our Restated Certificate of Incorporation and By-Laws, as well as state insurance statutes, may hinder, delay or prevent unsolicited acquisitions or changes of our control. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

These provisions include:

- our classified board of directors and the ability of our board to increase its size and to appoint directors to fill newly created directorships;
- the requirement that 80% of our stockholders must approve mergers and other transactions between us and the holder of 5% or more of our shares, unless the transaction was approved by our board of directors prior to such holder's acquisition of 5% of our shares; and
- the need for advance notice in order to raise business or make nominations at stockholders' meetings.

These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2. PROPERTIES

W. R. Berkley and its subsidiaries own or lease office buildings or office space suitable to conduct their operations. At December 31, 2012, the Company had aggregate office space of 3,753,361 square feet, of which 1,122,542 were owned and 2,630,819 were leased.

Rental expense for the Company's operations was approximately $38,179,000, $33,003,000 and $29,936,000 for 2012, 2011 and 2010, respectively. Future minimum lease payments, without provision for sublease income, are $38,671,000 in 2013, $33,893,000 in 2014 and $242,311,000 thereafter.

ITEM 3. LEGAL PROCEEDINGS

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of the Company is traded on the New York Stock Exchange under the symbol "WRB".

| | Price Range | | Dividends Declared Per Share |
|---|---|---|---|
| | High | Low | |
| **2012:** | | | |
| Fourth Quarter | $ 40.39 | $ 36.82 | $ 1.09 |
| Third Quarter | 39.58 | 36.08 | 0.09 |
| Second Quarter | 39.29 | 35.88 | 0.09 |
| First Quarter | 36.80 | 33.34 | 0.08 |
| **2011:** | | | |
| Fourth Quarter | $ 36.05 | $ 28.07 | $ 0.08 |
| Third Quarter | 33.26 | 27.26 | 0.08 |
| Second Quarter | 33.24 | 31.00 | 0.08 |
| First Quarter | 32.41 | 26.52 | 0.07 |

The closing price of the common stock on February 14, 2013 as reported on the New York Stock Exchange was $ 41.64 per share. The approximate number of record holders of the common stock on February 14, 2013 was 416.

Set forth below is a summary of the shares repurchased by the Company during the fourth quarter of 2012 and the remaining number of shares authorized for purchase by the Company during such period.

| | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that may yet be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 2012 | 170,300 | $ 37.00 | 170,300 | 9,068,093 |
| November 2012 | — | — | — | 9,068,093 |
| December 2012 | — | — | — | 9,068,093 |

ITEM 6. SELECTED FINANCIAL DATA

| (In thousands, except per share data) | Year Ended December 31, 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Net premiums written | $4,898,539 | $4,357,368 | $3,850,926 | $3,730,095 | $4,033,899 |
| Net premiums earned | 4,673,516 | 4,160,867 | 3,835,582 | 3,805,849 | 4,289,580 |
| Net investment income | 586,763 | 526,351 | 530,525 | 379,008 | 533,480 |
| Insurance service fees | 103,133 | 92,843 | 85,405 | 93,245 | 102,856 |
| Net investment gains (losses) | 210,465 | 125,481 | 56,581 | (38,408) | (356,931) |
| Revenues from wholly-owned investees | 247,113 | 248,678 | 214,454 | 189,347 | 137,280 |
| Total revenues | 5,823,554 | 5,155,984 | 4,724,069 | 4,431,178 | 4,708,808 |
| Interest expense | 126,302 | 112,512 | 106,969 | 87,989 | 84,623 |
| Income before income taxes | 701,928 | 513,086 | 598,910 | 379,878 | 324,280 |
| Income tax expense | (191,285) | (121,945) | (152,226) | (72,349) | (44,223) |
| Noncontrolling interests | (51) | 70 | (279) | (23) | (262) |
| Net income to common stockholders | 510,592 | 391,211 | 446,405 | 307,506 | 279,795 |
| Data per common share: | | | | | |
| Net income per basic share | 3.72 | 2.80 | 3.00 | 1.92 | 1.68 |
| Net income per diluted share | 3.56 | 2.69 | 2.88 | 1.85 | 1.61 |
| Common stockholders' equity | 31.66 | 28.75 | 25.89 | 22.66 | 18.58 |
| Cash dividends declared | 1.35 | 0.31 | 0.27 | 0.24 | 0.23 |
| Weighted average shares outstanding: | | | | | |
| Basic | 137,097 | 139,688 | 148,752 | 160,357 | 166,956 |
| Diluted | 143,315 | 145,672 | 155,081 | 166,574 | 173,454 |
| Investments | $14,467,440 | $13,439,518 | $12,995,393 | $13,050,238 | $11,143,281 |
| Total assets | 20,155,896 | 18,403,873 | 17,477,070 | 17,280,001 | 16,074,113 |
| Reserves for losses and loss expenses | 9,751,086 | 9,337,134 | 9,016,549 | 9,071,671 | 8,999,596 |
| Junior subordinated debentures | 243,206 | 242,997 | 242,784 | 249,793 | 249,584 |
| Senior notes and other debt | 1,871,535 | 1,500,503 | 1,500,419 | 1,345,481 | 1,021,869 |
| Common stockholders' equity | 4,306,217 | 3,953,356 | 3,651,399 | 3,547,472 | 2,999,274 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: Specialty, Regional, Alternative Markets, Reinsurance and International. Our decentralized structure provides us with the flexibility to respond quickly and efficiently to local or specific market conditions and to pursue specialty business niches. It also allows us to be closer to our customers in order to better understand their individual needs and risk characteristics. While providing our business units with certain operating autonomy, our structure allows us to capitalize on the benefits of economies of scale through centralized capital, investment reinsurance and enterprise risk management, and actuarial, financial and corporate legal staff support. The Company's primary sources of revenues and earnings are its insurance operations and its investments.

An important part of our strategy is to form new operating units to capitalize on various business opportunities, with 23 of our 48 units formed since 2006. These newer units are focused on important parts of the economy in the U.S., including healthcare, energy and agriculture, and on growing international markets, including Scandinavia, Australia, the Asia-Pacific region and South America. As a result, our international operations have become an increasingly important part of our business.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time an insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders' surplus employed in the industry, and the industry's willingness to deploy that capital.

Beginning in 2005, the property casualty insurance market became more competitive and insurance rates decreased across most business lines. Increased competition and the impact of the economic downturn also put pressure on policy terms and conditions. While prices increased in 2012, loss costs are also increasing and current market price levels for certain lines of business remain below the prices required for the Company to achieve its long-term return objectives. With its investments in new businesses, the Company believes it is well-positioned to take advantage of new opportunities. Price changes are reflected in the Company's results over time as premiums are earned.

The Company's profitability is also affected by its investment income and investment gains. The Company's invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates, which are at historically low levels, as well as the credit quality and duration of the securities. The Company also invests in equity securities, merger arbitrage, private equity investments, investment funds and real estate. The Company's investments in investment funds have experienced, and the Company expects to continue to experience, greater fluctuations in investment income.

### Critical Accounting Estimates

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses, assumed premiums and other-than-temporary impairments of investments. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

**Reserves for Losses and Loss Expenses**. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment based upon known information about the claim at that time. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in estimating the ultimate economic value of losses. These factors include, among other things, historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot provide assurance that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each operating unit. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate changes, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers' compensation, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is often little paid or incurred loss data to consider. Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management's estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity, relative to our assumptions, on our loss estimate for claims occurring in 2012:

| **(In thousands)** | **Frequency (+/-)** | | |
|---|---|---|---|
| **Severity (+/-)** | **1%** | **5%** | **10%** |
| 1% | $ 60,260 | $ 181,379 | $ 332,777 |
| 5% | 181,379 | 307,294 | 464,689 |
| 10% | 332,777 | 464,689 | 629,579 |

Our net reserves for losses and loss expenses of approximately $8.4 billion as of December 31, 2012 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.

Approximately $1.4 billion, or 16%, of the Company's net loss reserves as of December 31, 2012 relate to the Reinsurance segment. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses on assumed reinsurance business. This information, which is generally provided to the Company through reinsurance intermediaries, is gathered by the Company through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2012 and 2011:

| (In thousands) | 2012 | 2011 |
|---|---|---|
| Specialty | $ 2,968,944 | $ 2,905,759 |
| Regional | 1,251,216 | 1,283,764 |
| Alternative Markets | 2,077,613 | 1,986,111 |
| Reinsurance | 1,377,619 | 1,439,136 |
| International | 736,459 | 557,342 |
| Net reserves for losses and loss expenses | 8,411,851 | 8,172,112 |
| Ceded reserves for losses and loss expenses | 1,339,235 | 1,165,022 |
| Gross reserves for losses and loss expenses | $ 9,751,086 | $ 9,337,134 |

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2012 and 2011:

| (In thousands) | Reported Case Reserves | Incurred But Not Reported | Total |
|---|---|---|---|
| **December 31, 2012** | | | |
| General liability | $ 984,206 | $ 1,872,585 | $ 2,856,791 |
| Workers' compensation | 1,386,322 | 1,082,462 | 2,468,784 |
| Commercial automobile | 252,198 | 192,759 | 444,957 |
| International | 367,803 | 368,656 | 736,459 |
| Other | 205,611 | 321,630 | 527,241 |
| Total primary | 3,196,140 | 3,838,092 | 7,034,232 |
| Reinsurance | 568,576 | 809,043 | 1,377,619 |
| Total | $ 3,764,716 | $ 4,647,135 | $ 8,411,851 |
| **December 31, 2011** | | | |
| General liability | $ 890,238 | $ 1,974,361 | $ 2,864,599 |
| Workers' compensation | 1,353,328 | 992,775 | 2,346,103 |
| Commercial automobile | 275,198 | 195,323 | 470,521 |
| International | 277,857 | 279,485 | 557,342 |
| Other | 200,969 | 293,442 | 494,411 |
| Total primary | 2,997,590 | 3,735,386 | 6,732,976 |
| Reinsurance | 584,909 | 854,227 | 1,439,136 |
| Total | $ 3,582,499 | $ 4,589,613 | $ 8,172,112 |

Reserves for excess and assumed workers' compensation business are net of an aggregate net discount of $867 million and $892 million as of December 31, 2012 and 2011, respectively.

The following table presents development in our estimate of claims occurring in prior years:

| (In thousands) | For the Year Ended December 31, 2012 | 2011 |
|---|---|---|
| Favorable reserve development: | | |
| Specialty | $ 42,424 | $ 101,397 |
| Regional | 19,148 | 40,208 |
| Alternative Markets | 4,228 | 3,115 |
| Reinsurance | 34,235 | 24,543 |
| International | 2,536 | 12,019 |
| Total favorable reserve development | 102,571 | 181,282 |

For the year ended December 31, 2012, estimates for claims occurring in prior years decreased by $103 million. The favorable reserve development in 2012 was primarily attributable to accident years 2008 through 2010. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Specialty - The majority of the favorable reserve development for the Specialty segment during 2012 and 2011 was associated with excess and surplus ("E&S") casualty business. E&S insurers are free from rate and form regulation and generally charge higher rates for business than those that are charged in the "standard" market. Beginning in 2002, the E&S business began to experience improved claim frequency (i.e., a lower number of reported claims per unit of exposure). One reason for the lower number of claims was the Company's introduction of more restrictive policy language which included additional exclusions that eliminated claims that would have previously been covered. In addition, as standard carriers tightened their underwriting criteria, the Company benefited from an influx of accounts from the standard market to the E&S market during these years. The more restrictive policy language and the influx of standard market business resulted in an improved risk profile within the E&S business and a reduction in loss costs that was not expected at the time loss reserves were initially established. In addition, loss severity trends for E&S casualty business have been lower than we had initially expected for the 2005 to 2009 period. We began to recognize these trends in 2007 and have continued to reduce our estimates of ultimate claim costs since then as the magnitude of the frequency trends has become more evident. The favorable reserve development in 2012 was primarily attributable to accident years 2007 through 2010.

Regional - Favorable reserve development for the Regional segment related to workers' compensation business and the liability portion of commercial multi-peril business, partially offset by modest adverse development on commercial automobile business. The favorable development for commercial multi-peril business related primarily to the 2008 and 2009 accident years and resulted mainly from lower loss emergence on known case reserves relative to historical levels. The adverse development on commercial automobile was related to commercial transportation business written by our Regional companies for accident years 2010 and 2011.

Reinsurance - The favorable development for the Reinsurance segment was related to the Company's minority participation in a Lloyd's syndicate. The favorable development was concentrated in underwriting years 2008 through 2011 and resulted from lower than expected reported losses.

Loss Reserve Discount - The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.2%. As of December 31, 2012, the discount rates by year ranged from 2.1% to 6.5%, with a weighted average discount rate of 4.2%. The aggregate net discount, after reflecting the effects of ceded reinsurance, was $867 million and $892 million as of December 31, 2012 and 2011, respectively.

**Assumed Reinsurance Premiums**. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premiums, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $73 million and $64 million at December 31, 2012 and 2011, respectively. The assumed premium estimates are based upon terms set forth in reinsurance agreements, information received from ceding companies during the underwriting and negotiation of agreements, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate amount of premiums to be received under its assumed reinsurance agreements.

**Other-Than-Temporary Impairments (OTTI) of Investments**. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other-than-temporary. An other-than-temporary decline is considered to occur in investments where there has been a sustained reduction in fair value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow or maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time.

The Company classifies its fixed maturity securities and preferred stocks by credit rating, primarily based on ratings assigned by credit rating agencies. For purposes of classifying securities with different ratings, the Company uses the lower rating if two ratings were assigned and the middle rating if three ratings were assigned, unless the Company's own analysis indicates that the lower rating is more appropriate. Securities that are not rated by a rating agency are evaluated and classified by the Company on a case-by-case basis.

Fixed Maturity Securities – For securities that we intend to sell or, more likely than not, would be required to sell, a decline in value below amortized cost is considered to be OTTI. The amount of OTTI is equal to the difference between amortized cost and fair value at the balance sheet date. For securities that we do not intend to sell or expect to be required to sell, a decline in value below amortized cost is considered to be an OTTI if we do not expect to recover the entire amortized cost basis of a security (i.e., the present value of cash flows expected to be collected is less than the amortized cost basis of the security).

The portion of the decline in value considered to be a credit loss (i.e., the difference between the present value of cash flows expected to be collected and the amortized cost basis of the security) is recognized in earnings. The portion of the decline in value not considered to be a credit loss (i.e., the difference in the present value of cash flows expected to be collected and the fair value of the security) is recognized in other comprehensive income.

Impairment assessments for structured securities, including mortgage-backed securities and asset-backed securities, collateralized debt obligations and corporate debt, are generally evaluated based on the performance of the underlying collateral under various economic and default scenarios that may involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, if any, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. If an OTTI determination is made, a discounted cash flow analysis is used to ascertain the amount of the credit impairment.

The following table provides a summary of fixed maturity securities in an unrealized loss position as of December 31, 2012:

| (In thousands) | Number of Securities | Aggregate Fair Value | Unrealized Loss |
|---|---|---|---|
| Unrealized loss less than 20% of amortized cost | 231 | $ 1,448,060 | $ 31,151 |
| Unrealized loss of 20% or greater of amortized cost: | | | |
| Nine months to less than twelve months | 1 | 132 | 93 |
| Twelve months and longer | 5 | 2,194 | 1,416 |
| Total | 237 | $ 1,450,386 | $ 32,660 |

A summary of the Company's non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2012 is presented in the table below.

| (In thousands) | Number of Securities | Aggregate Fair Value | Gross Unrealized Loss |
|---|---|---|---|
| Mortgage-backed securities | 13 | $ 79,842 | $ 3,823 |
| Corporate | 10 | 39,163 | 3,778 |
| State and municipal | 2 | 24,579 | 1,365 |
| Total | 25 | $ 143,584 | $ 8,966 |

The Company has evaluated its fixed maturity securities in an unrealized loss position and believes the unrealized loss is due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default under financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due and does not consider any of these securities to be OTTI.

Preferred Stocks – At December 31, 2012, there were two preferred stocks in an unrealized loss position, with an aggregate fair value of $40 million and a gross unrealized loss of $2 million. One of those preferred stocks with an aggregate fair value of $15 million and a gross unrealized loss of $1 million is rated non-investment grade. Neither of these securities are delinquent or in default. Management believes the unrealized losses are due primarily to market and sector related factors and does not consider these to be OTTI.

Common Stocks – At December 31, 2012, the Company owned three common stocks in an unrealized loss position with an aggregate fair value of $47 million and an aggregate unrealized loss of $1 million. The Company does not consider these common stocks to be OTTI.

Loans Receivable – The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, an analysis is performed and a valuation reserve is established, if necessary, with a charge to earnings. Loans receivable are reported net of a valuation reserve of $6 million and $20 million at December 31, 2012 and 2011, respectively.

The Company monitors the performance of its loans receivable and assesses the ability of the borrower to pay principal and interest based upon loan structure, underlying property values, cash flow and related financial and operating performance of the property and market conditions. Loans receivable with a potential for default are further assessed using discounted cash flow analysis and comparable cost and sales methodologies, if appropriate.

**Fair Value Measurements**. The Company's fixed maturity and equity securities available for sale and its trading account securities are carried at fair value. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of the vast majority of the Company's portfolio is based on observable data (other than quoted prices) and, accordingly, is classified as Level 2.

In classifying particular financial securities in the fair value hierarchy, the Company uses its judgment to determine whether the market for a security is active and whether significant pricing inputs are observable. The Company determines the existence of an active market by assessing whether transactions occur with sufficient frequency and volume to provide reliable pricing information. The Company determines whether inputs are observable based on the use of such information by pricing services and external investment managers, the uninterrupted availability of such inputs, the need to make significant adjustments to such inputs and the volatility of such inputs over time. If the market for a security is determined to be inactive or if significant inputs used to price a security are determined to be unobservable, the security is categorized in Level 3 of the fair value hierarchy.

Because many fixed maturity securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

The following is a summary of pricing sources for the Company's fixed maturity securities available for sale as of December 31, 2012:

| **(In thousands)** | **Carrying Value** | **Percent of Total** |
|---|---|---|
| Pricing source: | | |
| Independent pricing services | $ 10,991,592 | 92.8% |
| Syndicate manager | 89,687 | 0.8% |
| Directly by the Company based on: | | |
| Observable data | 700,659 | 5.9% |
| Cash flow model | 59,067 | 0.5% |
| Total | $ 11,841,005 | 100.0% |

Independent pricing services - The vast majority of the Company's fixed maturity securities available for sale were priced by independent pricing services (generally one U.S. pricing service plus additional pricing services with respect to a limited number of foreign securities held by the Company). The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g., broker quotes and prices observed for comparable securities). The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company reviews the prices provided by pricing services for reasonableness based upon current trading levels for similar securities. If the prices appear unusual to the Company, they are re-examined and the value is either confirmed or revised. In addition, the Company periodically performs independent price tests of a sample of securities to ensure proper valuation and to verify our understanding of how securities are priced. As of December 31, 2012, the Company did not make any adjustments to the prices provided by the pricing services. Based upon the Company's review of the methodologies used by the independent pricing services, these securities were classified as Level 2.

Syndicate manager – The Company has a 15% participation in a Lloyd's syndicate, and the Company's share of the securities owned by the syndicate is priced by the syndicate's manager. The majority of the securities are liquid, short duration fixed maturity securities. The Company reviews the syndicate manager's pricing methodology and audited financial statements and holds discussions with the syndicate manager as necessary to confirm its understanding and agreement with security prices. Based upon the Company's review of the methodologies used by the syndicate manager, these securities were classified as Level 2.

Observable data – If independent pricing is not available, the Company prices the securities directly. Prices are based on observable market data where available, including current trading levels for similar securities and non-binding quotations from brokers. The Company generally requests two or more quotes. If more than one quote is received, the Company sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security. The Company generally does not adjust quotes obtained from brokers. Since these securities were priced based on observable data, they were classified as Level 2.

Cash flow model – If the above methodologies are not available, the Company prices securities using a discounted cash flow model based upon assumptions as to prevailing credit spreads, interest rates and interest rate volatility, time to maturity and subordination levels. Discount rates are adjusted to reflect illiquidity where appropriate. These securities were classified as Level 3.

**Results of Operations for the Years Ended December 31, 2012 and 2011**

**Business Segment Results**

Following is a summary of gross and net premiums written, net premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of net premiums earned), expense ratios (underwriting expenses expressed as a percentage of net premiums earned) and GAAP combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2012 and 2011. The GAAP combined ratio represents a measure of underwriting profitability, excluding investment income. A GAAP combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

| (In thousands) | 2012 | 2011 |
|---|---|---|
| **Specialty** | | |
| Gross premiums written | $ 2,071,193 | $ 1,818,344 |
| Net premiums written | 1,747,687 | 1,554,516 |
| Net premiums earned | 1,646,471 | 1,442,748 |
| Loss ratio | 62.8% | 59.4% |
| Expense ratio | 32.7% | 32.6% |
| GAAP combined ratio | 95.5% | 92.0% |
| **Regional** | | |
| Gross premiums written | $ 1,218,602 | $ 1,149,362 |
| Net premiums written | 1,119,274 | 1,064,507 |
| Net premiums earned | 1,090,217 | 1,065,975 |
| Loss ratio | 59.6% | 68.0% |
| Expense ratio | 36.5% | 36.1% |
| GAAP combined ratio | 96.1% | 104.1% |
| **Alternative Markets** | | |
| Gross premiums written | $ 971,370 | $ 827,156 |
| Net premiums written | 702,922 | 619,097 |
| Net premiums earned | 680,334 | 612,558 |
| Loss ratio | 71.4% | 72.3% |
| Expense ratio | 25.9% | 26.7% |
| GAAP combined ratio | 97.3% | 99.0% |
| **Reinsurance** | | |
| Gross premiums written | $ 508,717 | $ 453,170 |
| Net premiums written | 477,252 | 430,329 |
| Net premiums earned | 446,939 | 426,008 |
| Loss ratio | 60.5% | 61.6% |
| Expense ratio | 40.1% | 40.5% |
| GAAP combined ratio | 100.6% | 102.1% |
| **International** | | |
| Gross premiums written | $ 1,009,997 | $ 829,281 |
| Net premiums written | 851,404 | 688,919 |
| Net premiums earned | 809,555 | 613,578 |
| Loss ratio | 62.9% | 60.5% |
| Expense ratio | 37.2% | 40.2% |
| GAAP combined ratio | 100.1% | 100.7% |
| **Consolidated** | | |
| Gross premiums written | $ 5,779,879 | $ 5,077,313 |
| Net premiums written | 4,898,539 | 4,357,368 |
| Net premiums earned | 4,673,516 | 4,160,867 |
| Loss ratio | 63.1% | 63.9% |
| Expense ratio | 34.1% | 34.6% |
| GAAP combined ratio | 97.2% | 98.5% |

Net Income to Common Stockholders. The following table presents the Company's net income to common stockholders and net income per diluted share for the years ended December 31, 2012 and 2011.

| (In thousands, except per share data) | 2012 | 2011 |
|---|---|---|
| Net income to common stockholders | $ 510,592 | $ 391,211 |
| Weighted average diluted shares | 143,315 | 145,672 |
| Net income per diluted share | $ 3.56 | $ 2.69 |

The Company reported net income of $511 million in 2012 compared to $391 million in 2011. The increase in net income was primarily due to an increase in after-tax net investment gains of $55 million, an increase in after-tax underwriting income of $44 million and an increase in after-tax net investment income of $36 million. The number of weighted average diluted shares decreased as a result of the Company's repurchases of its common stock in 2012 and 2011.

Premiums. Gross premiums written were $5,780 million in 2012, an increase of 14% from $5,077 million in 2011. The growth was due to a combination of rate increases and increased exposures, including expansion into new geographic and product markets. Approximately 78.3% of policies expiring in 2012 were renewed, compared with a 80.1% renewal retention rate for policies expiring in 2011. The average rate (i.e., average premium adjusted for change in exposures) for policies that renewed in 2012 increased 6.4%. Audit premiums were $89 million in 2012 compared with $53 million in 2011 primarily due to higher audit premiums for the Regional and Alternative Markets segments.

From 2005 through 2010, the property casualty insurance market was highly competitive and insurance rates decreased across most business lines. Prices began to increase in 2011, and the rate of increase accelerated in 2012. However, overall loss costs are also generally increasing, and current market price levels for certain lines of business remain below the prices required for the Company to achieve its long-term return objectives. A summary of gross premiums written in 2012 compared with 2011 by line of business within each business segment follows:

- Specialty premiums increased 14% to $2,071 million in 2012 from $1,818 million in 2011, primarily due to increased business in the energy and environmental markets. Gross premiums increased $89 million (16%) for other liability, $56 million (15%) for property lines, $46 million (32%) for workers' compensation, $31 million (10%) for professional liability, $15 million (9%) for commercial automobile, $9 million (9%) for products liability and $7 million for other lines.
- Regional gross premiums increased 6% to $1,219 million in 2012 from $1,149 million in 2011. Gross premiums increased $43 million (10%) for commercial multiple peril, $17 million (8%) for workers' compensation and $6 million (2%) for commercial automobile.
- Alternative Markets gross premiums increased 17% to $971 million in 2012 from $827 million in 2011. Excluding assigned risk plans, which are fully reinsured, gross premiums increased 13% to $765 million in 2012 from $678 million in 2011. Gross premiums increased $90 million (31%) for primary workers' compensation and $29 million (23%) for accident and health products. Gross premiums decreased $25 million (16%) for excess workers' compensation, $2 million (3%) for other liability and $4 million (7%) for other lines.
- Reinsurance gross premiums increased 12% to $509 million in 2012 from $453 million in 2011. Gross premiums increased $43 million (31%) for property business and $13 million (4%) for casualty business.
- International gross premiums increased 22% to $1,010 million in 2012 from $829 million in 2011. The increase was primarily due to an increase in business written by our Lloyd's operation, and by our businesses in Australia, Germany and Norway. Gross premiums increased $50 million (56%) for marine, $42 million (38%) for casualty reinsurance, $29 million (25%) for property, $20 million (54%) for property reinsurance, $8 million (17%) for accident and health and $32 million (7%) for other lines.

Net premiums written were $4,899 million in 2012, an increase of 12% from $4,357 million in 2011. Ceded reinsurance premiums as a percentage of gross written premiums were 15% in 2012 and 14% in 2011. The increase in the percentage of business ceded was due to changes in the reinsurance terms and costs.

Premiums earned increased 12% to $4,674 million in 2012 from $4,161 million in 2011. Insurance premiums (including the impact of rate changes) are generally earned evenly over the policy term, and accordingly we expect to recognize recent rate increases over the upcoming quarters. Premiums earned in 2012 are related to business written during both 2012 and 2011.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2012 and 2011:

| (In thousands) | Amount | | Average Annualized Yield | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Fixed maturity securities, including cash and cash equivalents and loans receivable | $ 479,035 | $ 483,905 | 3.7% | 4.0% |
| Arbitrage trading account | 8,286 | 16,576 | 2.8 | 4.9 |
| Investment funds | 77,015 | 9,452 | 11.4 | 1.6 |
| Equity securities available for sale | 16,419 | 12,416 | 4.4 | 3.5 |
| Real estate | 12,097 | 7,471 | 3.0 | 4.3 |
| Gross investment income | 592,852 | 529,820 | 4.1% | 3.9% |
| Investment expenses | (6,089) | (3,469) | | |
| Total | $ 586,763 | $ 526,351 | 4.0% | 3.9% |

Net investment income increased 12% to $587 million in 2012 from $526 million in 2011. The increase in investment income was primarily due to an increase in income from energy and real estate funds (investment funds are reported on a one quarter lag). The average annualized yield for fixed maturity securities declined from 4.0% to 3.7% due to lower long-term reinvestment yields available in the market. Average invested assets, at cost (including cash and cash equivalents) were $14.5 billion in 2012 and $13.6 billion in 2011.

Insurance Service Fees. The Company is a servicing carrier of workers' compensation assigned risk plans for 20 states and provides insurance program management services to self-insureds, captives, governmental entities, risk retention groups, and insurance companies. Service fees were $103 million in 2012, up from $93 million in 2011, primarily as a result of an increase in fees from assigned risk plans.

Net Realized Gains on Investment Sales. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized gains on investment sales were $201 million in 2012 compared with $126 million in 2011. Investment gains in 2012 were related primarily to the sale of a private equity investment and equity securities.

Change in Valuation Allowance, Net of Other-Than-Temporary Impairments. For loans where the Company determines it is probable that the contractual terms will not be met, an analysis is performed and a valuation reserve is established, if necessary, with a charge to earnings. The cost of securities is adjusted where appropriate to include a provision for a decline in value that is considered to be other-than-temporary. In 2012, the valuation allowance for mortgage loans decreased by $14 million. Other-than-temporary impairments were $5 million in 2012 compared with $0.4 million in 2011.

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were derived from aviation-related businesses that provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. Revenues from wholly-owned investees decreased to $247 million in 2012 from $249 million in 2011, primarily as a result of lower aircraft sales.

Losses and Loss Expenses. Losses and loss expenses increased to $2,948 million in 2012 from $2,658 million in 2011. The consolidated loss ratio was 63.1% in 2012 and 63.9% in 2011. Catastrophe losses, net of reinsurance recoveries and reinstatement premiums, were $80 million in 2012 compared with $153 million in 2011, a decrease of 2.0 loss ratio points. Favorable prior year reserve development was $103 million in 2012 compared with $182 million in 2011, a difference of 2.2 loss ratio points. The loss ratio excluding catastrophe losses and prior year reserve development decreased 1.0 points to 63.6% in 2012 from 64.6% in 2011. A summary of loss ratios in 2012 compared with 2011 by business segment follows:

- Specialty - The loss ratio of 62.8% in 2012 was 3.4 points higher than the loss ratio of 59.4% in 2011. Catastrophe losses were $18 million in 2012 compared with $17 million in 2011, a decrease of 0.1 loss ratio points. Favorable prior year reserve development was $42 million in 2012 compared with $102 million in 2011, a difference of 4.5 loss ratio points. The loss ratio excluding catastrophe losses and prior year reserve development decreased 1.0 points to 64.3% in 2012 from 65.3% in 2011.
- Regional - The loss ratio of 59.6% in 2012 was 8.4 points lower than the loss ratio of 68.0% in 2011. Catastrophe losses were $24 million in 2012 compared with $85 million in 2011, a decrease of 5.7 loss ratio points. Favorable prior year reserve development was $19 million in 2012 compared with $40 million in 2011, a difference of 2.0 loss

ratio points. The loss ratio excluding catastrophe losses and prior year reserve development decreased 4.7 points to 59.1% in 2012 from 63.8% in 2011 due to favorable pricing and loss cost trends.

- Alternative Markets - The loss ratio of 71.4% in 2012 was 0.9 points lower than the loss ratio of 72.3% in 2011. Favorable prior year reserve development was $4 million in 2012 compared with $3 million in 2011, a difference of 0.1 loss ratio points. The loss ratio excluding catastrophe losses and prior year reserve development decreased 0.6 points to 71.9% in 2012 from 72.5% in 2011.
- Reinsurance - The loss ratio of 60.5% in 2012 was 1.1 points lower than the loss ratio of 61.6% in 2011. Catastrophe losses were $21 million in 2012 compared to $24 million in 2011, a decrease of 1.0 loss ratio points. Favorable prior year reserve development was $34 million in 2012 compared with $25 million in 2011, a difference of 1.9 loss ratio points. The loss ratio excluding catastrophe losses and prior year reserve development increased 1.8 points to 63.5% in 2012 from 61.7% in 2011.
- International - The loss ratio of 62.9% in 2012 was 2.4 points higher than the loss ratio of 60.5% in 2011. There were $16 million in catastrophe losses in 2012 compared with $25 million in 2011, a decrease of 2.1 loss ratio points. Favorable prior year reserve development was $3 million in 2012 and $12 million in 2011, a difference of 1.7 loss ratio points. The loss ratio excluding catastrophe losses and prior year reserve development increased 2.8 points to 61.2% in 2012 from 58.4% in 2011 due to higher property losses.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses:

| (In thousands) | 2012 | 2011 |
|---|---|---|
| Underwriting expenses | $ 1,592,746 | $ 1,438,129 |
| Service expenses | 84,986 | 75,231 |
| Net foreign currency gains | (6,092) | (1,884) |
| Other costs and expenses | 127,983 | 115,050 |
| Total | $ 1,799,623 | $ 1,626,526 |

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Underwriting expenses increased 11% compared with an increase in net premiums written of 12%. The expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 34.1% in 2012 and 34.6% in 2011.

Service expenses, which represent the costs associated with the fee-based businesses, increased 13% to $85 million. The increase was due to an increase in general and administrative expenses related to fee-based business.

Net foreign currency gains result from transactions denominated in a currency other than the operating unit's functional currency.

Other costs and expenses were $128 million in 2012 compared with $115 million in 2011. Other costs and expenses represent general and administrative expenses of the parent company and other expenses not allocated to business segments, including the cost of certain long-term incentive plans.

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees represent costs associated with aviation-related businesses that include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. Expenses from wholly-owned investees were $247 million in 2012 compared to $245 million in 2011.

Interest Expense. Interest expense was $126 million in 2012 compared with $113 million in 2011 due to the issuance of $350 million of 4.625% senior notes in March 2012.

Income Taxes. The effective income tax rate was 27% in 2012 compared to 24% in 2011. The effective income tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. Tax exempt investment income comprised a lower portion of the 2012 pre-tax income and as such had a lesser impact on the effective tax rate for 2012 compared with 2011.

The Company has not provided U.S. deferred income taxes on the undistributed earnings of approximately $98 million of its non-U.S. subsidiaries since these earnings are intended to be permanently reinvested in the non-U.S. subsidiaries. However, in the future, if such earnings were distributed to the Company, taxes of approximately $8 million, assuming all tax credits are realized, would be payable on such undistributed earnings and would be reflected in the tax provision for the year in which these earnings are no longer intended to be permanently reinvested in the foreign subsidiary.

**Results of Operations for the Years Ended December 31, 2011 and 2010**

**Business Segment Results**

Following is a summary of gross and net premiums written, net premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of net premiums earned), expense ratios (underwriting expenses expressed as a percentage of net premiums earned) and GAAP combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2011 and 2010. The GAAP combined ratio represents a measure of underwriting profitability, excluding investment income. A GAAP combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

| (In thousands) | 2011 | 2010 |
|---|---|---|
| **Specialty** | | |
| Gross premiums written | $ 1,818,344 | $ 1,525,856 |
| Net premiums written | 1,554,516 | 1,311,831 |
| Net premiums earned | 1,442,748 | 1,288,373 |
| Loss ratio | 59.4% | 58.3% |
| Expense ratio | 32.6% | 32.9% |
| GAAP combined ratio | 92.0% | 91.2% |
| **Regional** | | |
| Gross premiums written | $ 1,149,362 | $ 1,160,136 |
| Net premiums written | 1,064,507 | 1,044,347 |
| Net premiums earned | 1,065,975 | 1,066,922 |
| Loss ratio | 68.0% | 60.7% |
| Expense ratio | 36.1% | 36.0% |
| GAAP combined ratio | 104.1% | 96.7% |
| **Alternative Markets** | | |
| Gross premiums written | $ 827,156 | $ 702,717 |
| Net premiums written | 619,097 | 582,045 |
| Net premiums earned | 612,558 | 608,191 |
| Loss ratio | 72.3% | 67.6% |
| Expense ratio | 26.7% | 25.6% |
| GAAP combined ratio | 99.0% | 93.2% |
| **Reinsurance** | | |
| Gross premiums written | $ 453,170 | $ 425,297 |
| Net premiums written | 430,329 | 401,239 |
| Net premiums earned | 426,008 | 419,356 |
| Loss ratio | 61.6% | 52.5% |
| Expense ratio | 40.5% | 41.1% |
| GAAP combined ratio | 102.1% | 93.6% |
| **International** | | |
| Gross premiums written | $ 829,281 | $ 602,071 |
| Net premiums written | 688,919 | 511,464 |
| Net premiums earned | 613,578 | 452,740 |
| Loss ratio | 60.5% | 61.8% |
| Expense ratio | 40.2% | 40.5% |
| GAAP combined ratio | 100.7% | 102.3% |
| **Consolidated** | | |
| Gross premiums written | $ 5,077,313 | $ 4,416,077 |
| Net premiums written | 4,357,368 | 3,850,926 |
| Net premiums earned | 4,160,867 | 3,835,582 |
| Loss ratio | 63.9% | 60.2% |
| Expense ratio | 34.6% | 34.4% |
| GAAP combined ratio | 98.5% | 94.6% |

Net Income to Common Stockholders. The following table presents the Company's net income to common stockholders and net income per diluted share for the years ended December 31, 2011 and 2010.

| (In thousands, except per share data) | 2011 | 2010 |
|---|---|---|
| Net income to common stockholders | $ 391,211 | $ 446,405 |
| Weighted average diluted shares | 145,672 | 155,081 |
| Net income per diluted share | $ 2.69 | $ 2.88 |

The Company reported net income of $391 million in 2011 compared to $446 million in 2010. The decrease in net income was primarily due to a decline in underwriting income partially offset by an increase in net investment gains. The decline in underwriting income was attributable to an increase in catastrophe losses of $72 million and a decrease in favorable prior year reserve development of $52 million. The number of weighted average diluted shares decreased as a result of the Company's repurchases of its common stock in 2011 and 2010.

Premiums. Gross premiums written were $5,077 million in 2011, an increase of 15% from $4,416 million in 2010. The increase in gross premiums written was primarily due to growth in our Specialty and International business segments as a result of expansion into new geographic and product markets. Approximately 80% of policies expiring in 2011 were renewed, compared with a 77% renewal retention rate for policies expiring in 2010. The average rate (i.e., average premium adjusted for change in exposures) for policies that renewed in 2011 increased by approximately 2.3%. Audit premiums were $53 million in 2011 compared with $18 million in 2010.

Beginning in 2005, the property casualty insurance market became more competitive and insurance rates decreased across most business lines. While prices increased in 2011, overall loss costs also generally increased and market price levels for certain lines of business remained below the prices required for the Company to achieve its return objectives. A summary of gross premiums written in 2011 compared with 2010 by line of business within each business segment follows:

- Specialty premiums increased 19% to $1,818 million in 2011 from $1,526 million in 2010 primarily due to increased business in the energy and environmental markets. Gross premiums increased $121 million (27%) for other liability, $65 million (21%) for property lines, $38 million (30%) for commercial automobile, $22 million (11%) for professional liability, $10 million (11%) for products liability and $36 million (13%) for other lines.
- Regional gross premiums decreased 1% to $1,149 million in 2011 from $1,160 million in 2010. Gross premiums increased $14 million (3%) for commercial multiple peril, $11 million (5%) for workers' compensation and $7 million (4%) for other lines. Gross premiums decreased $7 million (2%) for commercial automobile. Gross premiums written decreased $36 million as a result of the transfer of fully reinsured assigned risk plan premiums to the Alternative Markets segment in 2011.
- Alternative Markets gross premiums increased 18% to $827 million in 2011 from $703 million in 2010. Excluding assigned risk plans, which are fully reinsured, gross premiums increased 6% to $676 million in 2011 from $636 million in 2010. Gross premiums increased $51 million (68%) for accident and health products, $29 million (11%) for primary workers' compensation and $13 million (38%) for other liability and decreased $4 million (7%) for other lines. Gross premiums decreased $48 million (24%) for excess workers' compensation. Fully reinsured assigned risk premiums increased $84 million (including the $36 million transferred from the Regional segment) to $151 million in 2011.
- Reinsurance gross premiums increased 7% to $453 million in 2011 from $425 million in 2010. Gross premiums increased 9% to $314 million for casualty business and 1% to $139 million for property business.
- International gross premiums increased 38% to $829 million in 2011 from $602 million in 2010. The increase was primarily due to an increase in business written by our Lloyd's operation, our companies in Australia, and new insurance branches in Germany and Norway. Gross premiums increased $93 million (64%) for property lines, $53 million (56%) for assumed reinsurance, $27 million (58%) for liability lines, $19 million (18%) for professional liability, $16 million (27%) for workers' compensation and $6 million (8%) for automobile. In addition, one percentage point of the 38% increase in gross premiums written resulted from changes in foreign exchange rates.

Net premiums written were $4,357 million in 2011, an increase of 13% from $3,851 million in 2010. Ceded reinsurance premiums as a percentage of gross written premiums increased to 14% in 2011 from 13% in 2010. The increase in the percentage of business ceded was due to the increase in premiums written by new companies, which cede a higher portion of their gross premiums, and to growth in premiums written by assigned risk plans, which cede 100% of their gross premiums.

Premiums earned increased 9% to $4,161 million in 2011 from $3,836 million in 2010. Insurance premiums (including the impact of rate changes) are generally earned evenly over the policy term. Premiums earned in 2011 are related to business written during both 2011 and 2010.

Net Investment Income. Following is a summary of net investment income for 2011 and 2010:

| | Amount | | Average Annualized Yield | |
|---|---|---|---|---|
| **(In thousands)** | **2011** | **2010** | **2011** | **2010** |
| Fixed maturity securities, including cash and cash equivalents and loans receivable | $ 483,905 | $ 501,750 | 4.0% | 4.1% |
| Arbitrage trading account | 16,576 | 27,155 | 4.9 | 7.0 |
| Investment funds | 9,452 | (6,481) | 1.6 | (1.3) |
| Equity securities available for sale | 12,416 | 11,661 | 3.5 | 3.5 |
| Real estate | 7,471 | — | 4.3 | — |
| Gross investment income | 529,820 | 534,085 | 3.9% | 4.0% |
| Investment expenses | (3,469) | (3,560) | | |
| Total | $ 526,351 | $ 530,525 | 3.9% | 4.0% |

Net investment income decreased 1% to $526 million in 2011 from $531 million in 2010. The decrease in investment income was due to a decrease in income from arbitrage trading activities, partially offset by income from investment funds (which are reported on a one quarter lag). Average invested assets, at cost (including cash and cash equivalents) were $13.6 billion in 2011 and $13.4 billion in 2010.

Insurance Service Fees. The Company is a servicing carrier of worker's compensation assigned risk plans for 20 states and provides insurance program management services to self-insureds, captives, governmental entities, risk retention groups, and insurance companies. Service fees were $93 million in 2011, up from $85 million in 2010, primarily as a result of an increase in fees from assigned risk plans.

Net Investment Gains. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized gains on investment sales were $126 million in 2011 compared with $66 million in 2010.

Other-Than-Temporary Impairments. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other-than-temporary. Other-than-temporary impairments were $0.4 million in 2011 compared with $9.2 million in 2010.

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were derived from aviation-related businesses that provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. Revenues from wholly-owned investees increased to $249 million in 2011 from $214 million in 2010, primarily as a result of higher aircraft sales.

Losses and Loss Expenses. Losses and loss expenses increased to $2,658 million in 2011 from $2,310 million in 2010. The consolidated loss ratio of 63.9% in 2011 was 3.7 points higher than the loss ratio of 60.2% in 2010. Catastrophe losses, net of reinsurance recoveries and reinstatement premiums, were $153 million in 2011 compared with $81 million in 2010, an increase of 1.6 loss ratio points. Catastrophe losses in 2011 included losses from severe wind and hail storms in the United States, an earthquake in Japan and floods in Thailand. Favorable prior year reserve development was $182 million in 2011 compared with $234 million in 2010, a difference of 1.7 loss ratio points. The loss ratio excluding catastrophe losses and favorable prior year reserve development increased 0.4 points to 64.6% in 2011 from 64.2% in 2010. A summary of loss ratios in 2011 compared with 2010 by business segment follows:

- Specialty - The loss ratio of 59.4% in 2011 was 1.1 points higher than the loss ratio of 58.3% in 2010. Catastrophe losses were $17 million, or 1.2 loss ratio points, in 2011 compared with none in 2010. Favorable prior year reserve development was $102 million in 2011 compared with $99 million in 2010, a difference of 0.6 loss ratio points. The loss ratio excluding catastrophe losses and favorable prior year reserve development decreased 0.7 points to 65.3% in 2011 from 66.0% in 2010.

- Regional - The loss ratio of 68.0% in 2011 was 7.3 points higher than the loss ratio of 60.7% in 2010. Catastrophe losses were $85 million in 2011 compared with $73 million in 2010, an increase of 1.1 loss ratio points. Favorable prior year reserve development was $40 million in 2011 compared with $84 million in 2010, a difference of 4.1 loss ratio points. The loss ratio excluding catastrophe losses and favorable prior year reserve development increased 2.1 points to 63.8% in 2011 from 61.7% in 2010 due to favorable pricing and loss cost trends.
- Alternative Markets - The loss ratio of 72.3% in 2011 was 4.7 points higher than the loss ratio of 67.6% in 2010. Catastrophe losses were $2 million in 2011 compared with none in 2010, an increase of 0.3 loss ratio points. Favorable prior year reserve development was $3 million in 2011 compared with $24 million in 2010, a difference of 3.4 loss ratio points. The loss ratio excluding catastrophe losses and favorable prior year reserve development increased 1.0 points to 72.5% in 2011 from 71.5% in 2010.
- Reinsurance - The loss ratio of 61.6% in 2011 was 9.1 points higher than the loss ratio of 52.5% in 2010. Catastrophe losses were $24 million in 2011 compared $4 million in 2010, an increase of 4.7 loss ratio points. Favorable prior year reserve development was $25 million in 2011 compared with $26 million in 2010, a difference of 0.5 loss ratio points. The loss ratio excluding catastrophe losses and favorable prior year reserve development increased 3.9 points to 61.7% in 2011 from 57.8% in 2010 due to higher non-catastrophe property losses.
- International - The loss ratio of 60.5% in 2011 was 1.3 points lower than the loss ratio of 61.8% in 2010. Catastrophe losses were $25 million in 2011 compared with $4 million in 2010, an increase of 3.2 loss ratio points. Favorable prior year reserve development was $12 million in 2011 and $1 million in 2010, a difference of 1.7 loss ratio points. The loss ratio excluding catastrophe losses and favorable prior year reserve development decreased 2.8 points to 58.4% in 2011 from 61.2% in 2010 due to improved profitability for our businesses in South America and Australia.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for 2011 and 2010:

| (In thousands) | 2011 | 2010 |
|---|---|---|
| Underwriting expenses | $ 1,438,129 | $ 1,318,878 |
| Service expenses | 75,231 | 72,372 |
| Net foreign currency (gains) losses | (1,884) | 2,126 |
| Other costs and expenses | 115,050 | 107,381 |
| Total | $ 1,626,526 | $ 1,500,757 |

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 34.6% in 2011 compared with 34.4% in 2010 due to increases in internal underwriting costs, largely offset by an increase in earned premiums.

Service expenses, which represent the costs associated with the fee-based businesses, increased 4% to $75 million. The increase was due to an increase in general and administrative expenses.

Net foreign currency gains and losses result from transactions denominated in a currency other than the operating unit's functional currency.

Other costs and expenses, which represent general and administrative expenses that are not allocated to business segments, increased to $115 million in 2011 from $107 million in 2010 due to an increase in general and administrative expenses.

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees represent costs associated with aviation-related businesses that include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. Expenses from wholly-owned investees were $245 million in 2011 compared to $208 million in 2010 due to higher cost of aircraft sold as a result of higher sales volume.

Interest Expense. Interest expense was $113 million in 2011 compared with $107 million in 2010 due to the issuance of $300 million of 5.375% senior notes in September 2010, partially offset by repayment of $150 million 5.125% senior notes in September 2010.

Income Taxes. The effective income tax rate was 24% in 2011 as compared to 25% in 2010. The effective income tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income and utilization of foreign tax credits, including a reduction of the valuation allowance. Tax exempt investment income comprised a higher portion of the 2011 pre-tax income and as such had a higher impact on the effective tax rate for 2011 compared with 2010.

**Investments**

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes is adequate to meet its payment obligations.

The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities (i.e., policy claims and debt obligations). The average duration of the investment portfolio was 3.4 years and 3.6 years at December 31, 2012 and 2011, respectively. The Company's investment portfolio and investment-related assets as of December 31, 2012 were as follows:

| (In thousands) | Carrying Value | Percent of Total |
|---|---|---|
| Fixed maturity securities: | | |
| U.S. government and government agencies | $ 898,463 | 6% |
| State and municipal: | | |
| Special revenue | 2,243,455 | 16% |
| Pre-refunded (1) | 917,207 | 6% |
| State general obligation | 888,498 | 6% |
| Corporate backed | 384,766 | 3% |
| Local general obligation | 399,783 | 3% |
| Total state and municipal | 4,833,709 | 33% |
| Mortgage-backed securities: | | |
| Agency | 1,110,385 | 8% |
| Residential-Prime | 236,372 | 2% |
| Residential-Alt A | 128,136 | 1% |
| Commercial | 273,568 | 2% |
| Total mortgage-backed securities | 1,748,461 | 12% |
| Corporate: | | |
| Industrial | 1,590,816 | 11% |
| Financial | 799,602 | 6% |
| Asset-backed | 596,428 | 4% |
| Utilities | 235,409 | 2% |
| Other | 129,461 | 1% |
| Total corporate | 3,351,716 | 23% |
| Foreign government and corporate securities | 1,111,607 | 8% |
| Total fixed maturity securities | 11,943,956 | 83% |
| Equity securities available for sale: | | |
| Common stocks | 282,066 | 2% |
| Preferred stocks | 93,956 | 1% |
| Total equity securities available for sale | 376,022 | 3% |
| Investment funds | 809,689 | 6% |
| Arbitrage trading account | 329,077 | 2% |
| Real estate | 606,735 | 4% |
| Loans receivable | 401,961 | 3% |
| Total investments | $ 14,467,440 | 100% |

(1) Pre-refunded securities are securities for which an escrow account has been established to fund the remaining payments of principal and interest through maturity. Such escrow accounts are funded almost exclusively with U.S. Treasury and U.S. government agency securities.

Fixed Maturity Securities. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations.

The Company's philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its view of the underlying fundamentals of specific securities as well as its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the fair value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.

At December 31, 2012, investments in foreign fixed maturity securities were as follows:

| (In thousands) | Government | Corporate | Total |
|---|---|---|---|
| Australia | $ 230,308 | $ 114,000 | $ 344,308 |
| Canada | 129,822 | 50,681 | 180,503 |
| United Kingdom | 142,036 | 33,668 | 175,704 |
| Argentina | 125,396 | 30,750 | 156,146 |
| Germany | 90,748 | — | 90,748 |
| Brazil | 51,752 | — | 51,752 |
| Norway | 38,625 | — | 38,625 |
| Supranational (1) | 37,013 | — | 37,013 |
| Netherlands | — | 14,427 | 14,427 |
| Switzerland | — | 11,403 | 11,403 |
| Singapore | 6,985 | — | 6,985 |
| Uruguay | 3,576 | — | 3,576 |
| New Zealand | 417 | — | 417 |
| Total | $ 856,678 | $ 254,929 | $ 1,111,607 |

(1) Supranational represents investments in the North American Development Bank and European Investment Bank.

Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in high-dividend yielding common and preferred stocks issued by large market capitalization companies.

Investment Funds. At December 31, 2012, the carrying value of investment funds was $810 million, including investments in real estate funds of $373 million and investments in energy funds of $146 million.

Real Estate. Real estate is directly owned property held for investment. At December 31, 2012, real estate consists of one office building in operation, three office buildings under development and a long-term ground lease.

Arbitrage Trading Account. The arbitrage trading account is comprised of direct investments in arbitrage securities. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers.

Loans Receivable. Loans receivable, which are carried at amortized cost, have an aggregate cost of $402 million and an aggregate fair value of $406 million at December 31, 2012. Amortized cost of these loans is net of a valuation allowance of $6 million as of December 31, 2012. The six largest loans have an aggregate amortized cost of $242 million and an aggregate fair value of $244 million as of such date and are secured by commercial real estate. These loans earn interest at floating LIBOR-based interest rates and have maturities (inclusive of extension options) through August 2025. The loans are secured by office buildings (64%) and hotels (36%) located primarily in New York City, Chicago, California, Hawaii and Boston.

## Liquidity and Capital Resources

**Cash Flow**. Cash flow provided from operating activities increased to $675 million in 2012 from $670 million in 2011. The increase in cash flow was due primarily to higher premium collections partially offset by an increase in income taxes paid. Paid losses as a percent of earned premiums were 58.0% in 2012 compared with 59.8% in 2011.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2013, the maximum amount of dividends which can be paid without regulatory approval is approximately $466 million. The ability of the holding company to service its debt obligations is limited by the ability of its insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company's insurance subsidiaries' principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company generally has targeted an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company's cash and investments is available to pay claims and other obligations as they become due. The Company's investment portfolio is highly liquid, with approximately 82% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2012. If the sale of fixed maturity securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

**Debt**. At December 31, 2012, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $2,115 million and a face amount of $2,135 million. The maturities of the outstanding debt are $217 million in 2013, $40 million in 2014, $201 million in 2015, $450 million in 2019, $300 million in 2020, $426 million in 2022, $1 million in 2023, $250 million in 2037 and $250 million in 2045.

**Equity**. The Company repurchased 3,428,175 shares, 5,218,097 shares and 17,017,479 shares of its common stock in 2012, 2011 and 2010, respectively. The aggregate cost of the repurchases was $128 million in 2012, $157 million in 2011 and $449 million in 2010. At December 31, 2012, total common stockholders' equity was $4.3 billion, common shares outstanding were 136,017,732, and stockholders' equity per outstanding share was $31.66.

**Dividends**. In addition to our regular dividends of $0.35 per share paid in 2012, in December 2012 we paid a special dividend of $1.00 per share. Total dividends paid in 2012 were $184 million.

**Total Capital**. Total capitalization (equity, senior notes and other debt and junior subordinated debentures) was $6.4 billion at December 31, 2012. The percentage of the Company's capital attributable to senior notes, junior subordinated debentures and other debt was 33% at December 31, 2012 and 31% at December 31, 2011.

## Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2012, the Company had a deferred gross tax asset of $447 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a gross deferred tax liability of $507 million (which primarily relates to deferred policy acquisition costs and unrealized investment gains). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

The Company has not provided U.S. deferred income taxes on the undistributed earnings of approximately $98 million of its non-U.S. subsidiaries since these earnings are intended to be permanently reinvested in the non-U.S. subsidiaries. However, in the future, if such earnings were distributed to the Company, taxes of approximately $8 million, assuming all tax credits are realized, would be payable on such undistributed earnings and would be reflected in the tax provision for the year in which these earnings are no longer intended to be permanently reinvested in the foreign subsidiary.

**Reinsurance**

The Company follows customary industry practice of reinsuring a portion of its exposures in exchange for paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial and financially sound carriers.

The following table presents the credit quality of amounts due from reinsurers as of December 31, 2012. Amounts due from reinsurers are net of reserves for uncollectible reinsurance of $2 million in the aggregate.

**(In thousands)**

| Reinsurer | Rating (1) | Amount |
|---|---|---|
| Amounts due in excess of $25 million: | | |
| Munich Re | AA- | $ 166,910 |
| Lloyd's of London | A+ | 127,430 |
| Swiss Re | AA- | 81,167 |
| Transatlantic Re | A+ | 79,835 |
| Partner Re | A+ | 71,785 |
| Axis Capital | A+ | 60,140 |
| Berkshire Hathaway | A++ | 54,152 |
| Ace Group | A+ | 46,020 |
| Hannover Re Group | AA | 32,763 |
| Poseidon Re Ltd (2) | | 30,016 |
| Everest Re | A+ | 25,915 |
| Arch Capital Group | A+ | 25,636 |
| Validus Holdings Ltd | A | 23,727 |
| Other reinsurers: | | |
| Rated A- or better | | 147,832 |
| Secured (2) | | 43,656 |
| All others | | 28,816 |
| Subtotal | | 1,045,800 |
| Residual market pools (3) | | 404,548 |
| Total | | $ 1,450,348 |

(1) Rating represents S&P rating, or if not rated by S&P, A.M. Best rating.

(2) Secured by letters of credit or other forms of collateral.

(3) Many states require licensed insurers that provide workers' compensation insurance to participate in programs that provide workers' compensation to employers that cannot procure coverage from an insurer on a voluntary basis. Insurers can fulfill this residual market obligation by participating in pools where results are shared by the participating companies. The Company acts as a servicing carrier for workers' compensation pools in 20 states. As a servicing carrier, the Company writes residual market business directly and then cedes 100% of this business to the respective pool. As a servicing carrier, the Company receives fee income for its services. The Company does not retain underwriting risk, and credit risk is limited as ceded balances are jointly shared by all the pool members.

As of January 1, 2013, the Company had in place a catastrophe excess of loss reinsurance program that provides protection for net losses between $30 million and $155 million for the majority of primary business written by its U.S. companies, with additional coverage of between $5 million and $30 million depending on the region. The Company has separate catastrophe excess of loss reinsurance for business written through Lloyd's. The catastrophe reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums.

**Contractual Obligations**

Following is a summary of the Company's contractual obligations as of December 31, 2012.

**(In thousands)**

| **Estimated Payments By Periods** | **2013** | **2014** | **2015** | **2016** | **2017** | **Thereafter** |
|---|---|---|---|---|---|---|
| Gross reserves for losses | $ 2,523,545 | $ 1,705,689 | $ 1,263,896 | $ 916,111 | $ 674,158 | $ 3,591,985 |
| Operating lease obligations | 38,671 | 33,893 | 29,924 | 25,038 | 20,642 | 166,707 |
| Purchase obligations | 71,477 | 3,768 | 2,193 | 1,376 | — | — |
| Junior subordinated debentures | — | — | — | — | — | 250,000 |
| Debt maturities | 216,839 | 39,745 | 200,679 | — | — | 1,427,035 |
| Interest payments | 117,403 | 114,682 | 107,530 | 102,855 | 85,980 | 964,551 |
| Other long-term liabilities | 25,629 | 23,211 | 24,506 | 11,090 | 10,514 | 68,031 |
| Total | $ 2,993,564 | $ 1,920,988 | $ 1,628,728 | $ 1,056,470 | $ 791,294 | $ 6,468,309 |

The estimated payments for reserves for losses and loss expenses in the above table represent the projected (undiscounted) payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2012. The estimated payments in the above table do not consider payments for losses to be incurred in future periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves. In addition, the Company has commitments to invest up to $167 million in certain investment funds. These amounts are not included in the above table.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $29 million as of December 31, 2012. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels.

**Off-Balance Sheet Arrangements**

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk. The fair value of the Company's investments is subject to risks of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. The Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities (i.e., policy claims and debt obligations). The average duration for the fixed maturity portfolio was 3.4 and 3.6 years at December 31, 2012 and 2011, respectively. In addition, the fair value of the Company's international investments is subject to currency risk. The Company attempts to manage its currency risk by matching its foreign currency assets and liabilities where considered appropriate.

The following table outlines the groups of fixed maturity securities and their average duration at December 31, 2012:

| (In thousands) | Effective Duration (Years) | Fair Value |
|---|---|---|
| Cash and cash equivalents | — | $ 905,670 |
| U. S. government securities | 4.0 | 898,463 |
| State and municipal | 4.1 | 4,852,238 |
| Corporate | 4.0 | 3,352,321 |
| Foreign | 2.9 | 1,111,607 |
| Mortgage-backed securities | 2.5 | 1,753,747 |
| Loans receivable | 3.6 | 406,443 |
| Total | 3.4 | $ 13,280,489 |

Duration is a common measure of the price sensitivity of fixed maturity securities to changes in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming parallel shifts in the yield curve for treasury securities while keeping spreads between individual securities and treasury securities static. The estimated fair value at specified levels at December 31, 2012 would be as follows:

| (In thousands)<br>**Change in interest rates:** | **Estimated Fair Value** | **Change in Fair Value** |
|---|---|---|
| 300 basis point rise | $ 11,927,715 | $ (1,352,774) |
| 200 basis point rise | 12,358,586 | (921,903) |
| 100 basis point rise | 12,809,623 | (470,866) |
| Base scenario | 13,280,489 | — |
| 100 basis point decline | 13,741,104 | 460,615 |
| 200 basis point decline | 14,154,342 | 873,853 |
| 300 basis point decline | 14,537,016 | 1,256,527 |

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 28, 2013

## W. R. BERKLEY CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

| (In thousands, except per share data) | Years Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| **REVENUES:** | | | |
| Net premiums written | $ 4,898,539 | $ 4,357,368 | $ 3,850,926 |
| Change in net unearned premiums | (225,023) | (196,501) | (15,344) |
| Net premiums earned | 4,673,516 | 4,160,867 | 3,835,582 |
| Net investment income | 586,763 | 526,351 | 530,525 |
| Insurance service fees | 103,133 | 92,843 | 85,405 |
| Net investment gains: | | | |
| Net realized gains on investment sales | 201,451 | 125,881 | 65,786 |
| Change in valuation allowance and other-than-temporary impairments | 9,014 | (400) | (9,205) |
| Net investment gains | 210,465 | 125,481 | 56,581 |
| Revenues from wholly-owned investees | 247,113 | 248,678 | 214,454 |
| Other income | 2,564 | 1,764 | 1,522 |
| Total revenues | 5,823,554 | 5,155,984 | 4,724,069 |
| **OPERATING COSTS AND EXPENSES:** | | | |
| Losses and loss expenses | 2,948,479 | 2,658,365 | 2,309,867 |
| Other operating costs and expenses | 1,799,623 | 1,626,526 | 1,500,757 |
| Expenses from wholly-owned investees | 247,222 | 245,495 | 207,566 |
| Interest expense | 126,302 | 112,512 | 106,969 |
| Total operating costs and expenses | 5,121,626 | 4,642,898 | 4,125,159 |
| Income before income taxes | 701,928 | 513,086 | 598,910 |
| Income tax expense | (191,285) | (121,945) | (152,226) |
| Net income before noncontrolling interests | 510,643 | 391,141 | 446,684 |
| Noncontrolling interests | (51) | 70 | (279) |
| Net income to common stockholders | $ 510,592 | $ 391,211 | $ 446,405 |
| **NET INCOME PER SHARE:** | | | |
| Basic | $ 3.72 | $ 2.80 | $ 3.00 |
| Diluted | $ 3.56 | $ 2.69 | $ 2.88 |

See accompanying notes to consolidated financial statements.

## W. R. BERKLEY CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| (In thousands) | Years Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Net income before noncontrolling interests | $ 510,643 | $ 391,141 | $ 446,684 |
| Other comprehensive income: | | | |
| Change in unrealized foreign exchange gains (losses) | 24,563 | (18,751) | (2,117) |
| Unrealized holding gains on investment securities arising during the period, net of taxes | 224,118 | 177,264 | 152,235 |
| Reclassification adjustment for net investment gains (losses) included in net income, net of taxes | (136,802) | (81,647) | (36,874) |
| Change in unrecognized pension obligation, net of taxes | (1,022) | 1,367 | 120 |
| Other comprehensive income | 110,857 | 78,233 | 113,364 |
| Comprehensive income | 621,500 | 469,374 | 560,048 |
| Comprehensive income (loss) to the noncontrolling interest | (128) | 125 | (287) |
| Comprehensive income to common shareholders | $ 621,372 | $ 469,499 | $ 559,761 |

See accompanying notes to consolidated financial statements.

## W. R. BERKLEY CORPORATION AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| (In thousands, except share data) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Assets | | |
| Investments: | | |
| Fixed maturity securities | $ 11,943,956 | $ 11,312,037 |
| Equity securities available for sale | 376,022 | 443,439 |
| Arbitrage trading account | 329,077 | 397,312 |
| Investment funds | 809,689 | 680,638 |
| Loans receivable | 401,961 | 263,187 |
| Real estate | 606,735 | 342,905 |
| Total investments | 14,467,440 | 13,439,518 |
| Cash and cash equivalents | 905,670 | 911,742 |
| Premiums and fees receivable | 1,440,752 | 1,206,204 |
| Due from reinsurers | 1,450,348 | 1,215,679 |
| Accrued investment income | 127,230 | 133,776 |
| Prepaid reinsurance premiums | 316,309 | 258,271 |
| Deferred policy acquisition costs | 404,047 | 364,937 |
| Property, furniture and equipment | 267,227 | 262,275 |
| Goodwill | 87,865 | 87,865 |
| Trading account receivable from brokers and clearing organizations | 446,873 | 318,240 |
| Current federal and foreign income taxes | — | 9,670 |
| Other assets | 242,135 | 195,696 |
| Total assets | $ 20,155,896 | $ 18,403,873 |
| Liabilities and equity | | |
| Liabilities: | | |
| Reserves for losses and loss expenses | $ 9,751,086 | $ 9,337,134 |
| Unearned premiums | 2,474,847 | 2,189,575 |
| Due to reinsurers | 316,388 | 241,204 |
| Trading account securities sold but not yet purchased | 121,487 | 62,514 |
| Deferred federal and foreign income taxes | 60,255 | 2,835 |
| Other liabilities | 981,626 | 866,229 |
| Junior subordinated debentures | 243,206 | 242,997 |
| Senior notes and other debt | 1,871,535 | 1,500,503 |
| Total liabilities | 15,820,430 | 14,442,991 |
| Equity: | | |
| Preferred stock, par value $.10 per share: | | |
| Authorized 5,000,000 shares; issued and outstanding — none | — | — |
| Common stock, par value $.20 per share: | | |
| Authorized 500,000,000 shares, issued and outstanding, net of treasury shares, 136,017,732 and 137,520,019 shares, respectively | 47,024 | 47,024 |
| Additional paid-in capital | 945,166 | 941,109 |
| Retained earnings | 4,817,807 | 4,491,162 |
| Accumulated other comprehensive income | 465,631 | 354,851 |
| Treasury stock, at cost, 99,100,186 and 97,597,899 shares, respectively | (1,969,411) | (1,880,790) |
| Total common stockholders' equity | 4,306,217 | 3,953,356 |
| Noncontrolling interests | 29,249 | 7,526 |
| Total equity | 4,335,466 | 3,960,882 |
| Total liabilities and equity | $ 20,155,896 | $ 18,403,873 |

See accompanying notes to consolidated financial statements.

## W. R. BERKLEY CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| (In thousands) | Years Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| **COMMON STOCK:** | | | |
| Beginning and end of period | $ 47,024 | $ 47,024 | $ 47,024 |
| **ADDITIONAL PAID IN CAPITAL:** | | | |
| Beginning of period | $ 941,109 | $ 935,099 | $ 926,359 |
| Stock options exercised and restricted units issued including tax benefit | (22,125) | (20,601) | (17,042) |
| Restricted stock units expensed | 25,728 | 26,303 | 25,584 |
| Stock issued | 454 | 308 | 198 |
| End of period | $ 945,166 | $ 941,109 | $ 935,099 |
| **RETAINED EARNINGS:** | | | |
| Beginning of period | $ 4,491,162 | $ 4,143,207 | $ 3,736,592 |
| Net income to common stockholders | 510,592 | 391,211 | 446,405 |
| Dividends | (183,947) | (43,256) | (39,790) |
| End of period | $ 4,817,807 | $ 4,491,162 | $ 4,143,207 |
| **ACCUMULATED OTHER COMPREHENSIVE INCOME:** | | | |
| Unrealized investment gains (losses): | | | |
| Beginning of period | $ 430,419 | $ 334,747 | $ 219,394 |
| Unrealized gains on securities not other-than-temporarily impaired | 84,229 | 98,015 | 114,468 |
| Unrealized gains (losses) on other-than-temporarily impaired securities | 3,010 | (2,343) | 885 |
| End of period | 517,658 | 430,419 | 334,747 |
| Currency translation adjustments: | | | |
| Beginning of period | (61,239) | (42,488) | (40,371) |
| Net change in period | 24,563 | (18,751) | (2,117) |
| End of period | (36,676) | (61,239) | (42,488) |
| Net pension asset: | | | |
| Beginning of period | (14,329) | (15,696) | (15,816) |
| Net change in period | (1,022) | 1,367 | 120 |
| End of period | (15,351) | (14,329) | (15,696) |
| Total accumulated other comprehensive income | $ 465,631 | $ 354,851 | $ 276,563 |
| **TREASURY STOCK:** | | | |
| Beginning of period | $ (1,880,790) | $ (1,750,494) | $ (1,325,710) |
| Stock exercised/vested | 45,253 | 56,303 | 45,687 |
| Stock issued | 581 | 564 | 536 |
| Stock repurchased | (134,455) | (187,163) | (471,007) |
| End of period | $ (1,969,411) | $ (1,880,790) | $ (1,750,494) |
| **NONCONTROLLING INTERESTS:** | | | |
| Beginning of period | $ 7,526 | $ 6,980 | $ 5,879 |
| Acquisition of noncontrolling interest | 21,595 | 671 | 814 |
| Net (income) loss | 51 | (70) | 279 |
| Other comprehensive income (loss), net of tax | 77 | (55) | 8 |
| End of period | $ 29,249 | $ 7,526 | $ 6,980 |

See accompanying notes to consolidated financial statements.

## W. R. BERKLEY CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (In thousands) | Years Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| CASH FROM OPERATING ACTIVITIES: | | | |
| Net income to common stockholders | $ 510,592 | $ 391,211 | $ 446,405 |
| Adjustments to reconcile net income to net cash from operating activities: | | | |
| Net investment (gains) losses | (210,465) | (125,481) | (56,581) |
| Depreciation and amortization | 103,419 | 88,012 | 82,867 |
| Noncontrolling interests | 51 | (70) | 279 |
| Investment funds | (77,015) | 1,751 | 49,400 |
| Stock incentive plans | 26,763 | 27,175 | 27,407 |
| Change in: | | | |
| Arbitrage trading account | (1,424) | (8,106) | (12,993) |
| Premiums and fees receivable | (228,756) | (122,468) | (41,167) |
| Reinsurance accounts | (216,968) | (161,070) | (14,960) |
| Deferred policy acquisition costs | (38,656) | (38,541) | (10,877) |
| Deferred income taxes | 13,240 | 43,340 | 62,353 |
| Reserves for losses and loss expenses | 406,763 | 325,758 | (103,745) |
| Unearned premiums | 279,986 | 238,499 | 3,414 |
| Other | 107,928 | 10,269 | 19,514 |
| Net cash from operating activities | 675,458 | 670,279 | 451,316 |
| CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES: | | | |
| Proceeds from sale of fixed maturity securities | 838,576 | 1,293,876 | 1,554,906 |
| Proceeds from sale of equity securities | 409,610 | 159,827 | 137,990 |
| Distributions from (contributions to) investment funds | 77,930 | (113,913) | (53,979) |
| Proceeds from maturities and prepayments of fixed maturity securities | 2,291,105 | 1,697,144 | 1,374,378 |
| Purchase of fixed maturity securities | (3,617,002) | (2,815,340) | (2,755,449) |
| Purchase of equity securities | (284,991) | (97,986) | (193,914) |
| Real estate purchased | (256,386) | (96,552) | — |
| Change in loans receivable | (124,776) | 92,176 | 23,317 |
| Net additions to property, furniture and equipment | (40,556) | (45,320) | (49,605) |
| Change in balances due to (from) security brokers | (25,799) | (16,194) | (297) |
| Payment for business purchased, net of cash acquired | (42,779) | (261,992) | — |
| Net cash from (used in) investing activities | (775,068) | (204,274) | 37,347 |
| CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES: | | | |
| Net proceeds from issuance of debt | 369,291 | — | 309,030 |
| Net proceeds from stock options exercised | 7,660 | 21,963 | 17,730 |
| Repayment of senior notes and other debt | — | (1,310) | (162,685) |
| Cash dividends to common stockholders | (183,947) | (43,253) | (49,348) |
| Purchase of common treasury shares | (127,663) | (187,163) | (471,007) |
| Other | 31,851 | 14,550 | (2,795) |
| Net cash from (used in) financing activities | 97,192 | (195,213) | (359,075) |
| Net impact on cash due to change in foreign exchange rates | (3,654) | (2,002) | (2,066) |
| Net increase (decrease) in cash and cash equivalents | (6,072) | 268,790 | 127,522 |
| Cash and cash equivalents at beginning of year | 911,742 | 642,952 | 515,430 |
| Cash and cash equivalents at end of year | $ 905,670 | $ 911,742 | $ 642,952 |

See accompanying notes to consolidated financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**For the years ended December 31, 2012, 2011 and 2010**

### (1) Summary of Significant Accounting Policies

*(A) Principles of consolidation and basis of presentation*

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of U.S. generally accepted accounting principles ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2011 and 2010 financial statements to conform to the presentation of the 2012 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. The most significant items on our balance sheet that involve a greater degree of accounting estimates that are subject to change in the future are the valuation of investments, other-than-temporary impairments, loss and loss adjustment expense reserves and premium estimates. Actual results could differ from those estimates.

*(B) Revenue recognition*

Insurance premiums are recognized as written at the inception of the policy. Reinsurance premiums are estimated based upon information received from ceding companies, and subsequent differences from such estimates are recorded in the period they are determined. Insurance and reinsurance premiums are primarily earned on a pro rata basis over the policy term. Fees for services are earned over the period that the services are provided.

Audit premiums are recognized when they are reliably determinable. The change in accruals for earned but unbilled audit premiums increased net premiums written and premiums earned by $7 million and $1 million in 2012 and 2011, respectively, and decreased net premiums written and premiums earned by $7 million in 2010.

Revenues from wholly-owned investees are derived from services provided to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. Revenue is recognized upon delivery of aircraft, delivery of fuel, shipment of parts and upon completion of services.

*(C) Cash and cash equivalents*

Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

*(D) Investments*

Fixed maturity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fixed maturity securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Investment income from fixed maturity securities is recognized based on the constant effective yield method. Premiums and discounts on mortgage-backed securities are adjusted for the effects of actual and anticipated prepayments on a retrospective basis.

Equity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity.

Equity securities that the Company purchased with the intent to sell in the near-term are classified as trading account securities and are reported at estimated fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income and are recorded at the trade date. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as a trading account receivable from brokers and clearing organizations.

Investment funds are carried under the equity method of accounting. For certain investment funds, the Company's share of the earnings or losses is reported on a one-quarter lag in order to facilitate the timely completion of the Company's consolidated financial statements.

Loans receivable represent commercial real estate mortgage loans and bank loans and are carried at amortized cost. The Company monitors the performance of its loans receivable and establishes an allowance for loan losses for loans where the Company determines it is probable that the contractual terms will not be met, with a corresponding charge to earnings. For loans that are evaluated individually and deemed to be impaired, the Company establishes a specific allowance based on a discounted cash flow analysis and comparable cost and sales methodologies, if appropriate. Individual loans that are not considered impaired and smaller-balance homogeneous loans are evaluated collectively and a general allowance is established if it is considered probable that a loss has been incurred.

The accrual of interest on loans receivable is discontinued if the loan is 90 days past due based on the contractual terms of the loan unless the loan is adequately secured and in process of collection. In general, loans are placed on non-accrual status or charged off at an earlier date if collection of principal or interest is considered doubtful. Interest on these loans is accounted for on a cash basis until qualifying for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Fair value of investments is determined based on a fair value hierarchy that prioritizes the use of observable inputs over the use of unobservable inputs and requires the use of observable inputs when available. (See Note 12 of the Notes to Consolidated Financial Statements.)

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale and are recorded at the trade date. The Company uses primarily the first-in, first-out method to determine the cost of securities sold.

The cost of securities is adjusted where appropriate to include a provision for a decline in value which is considered to be other than temporary. An other-than-temporary decline is considered to occur in investments where there has been a sustained reduction in fair value and where the Company does not expect to recover the cost basis of the investment prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow or a maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time.

For fixed maturity securities that the Company intends to sell or, more likely than not, would be required to sell, a decline in value below amortized cost is considered to be an other-than-temporary impairment ("OTTI"). The amount of OTTI is equal to the difference between amortized cost and fair value at the balance sheet date. For fixed maturity securities that the Company does not intend to sell or believes that it is more likely than not it would not be required to sell, a decline in value below amortized cost is considered to be an OTTI if the Company does not expect to recover the entire amortized cost basis of a security (i.e., the present value of cash flows expected to be collected is less than the amortized cost basis of the security). The portion of the decline in value considered to be a credit loss (i.e., the difference between the present value of cash flows expected to be collected and the amortized cost basis of the security) is recognized in earnings. The portion of the decline in value not considered to be a credit loss (i.e., the difference in the present value of cash flows expected to be collected and the fair value of the security) is recognized in other comprehensive income.

Impairment assessments for structured securities, including mortgage-backed securities and asset-backed securities, collateralized debt obligations and corporate debt, are generally evaluated based on the performance of the underlying collateral under various economic and default scenarios that may involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, if any, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. If an OTTI determination is made, a discounted cash flow analysis is used to ascertain the amount of the credit impairment.

Real estate held for investment purposes is initially recorded at the purchase price, which is generally fair value, and is subsequently reported at cost less accumulated depreciation. Real estate taxes, interest and other costs incurred during development and construction are capitalized. Buildings are depreciated on a straight-line basis over the estimated useful lives of the building. Minimum rental income is recognized on a straight-line basis over the lease term. Income and expenses from real estate are reported as net investment income. The carrying value of real estate is reviewed for impairment and an impairment loss is recognized if the estimated undiscounted cash flows from the use and disposition of the property are less than the carrying value of the property.

*(E) Per share data*

The Company presents both basic and diluted net income per share ("EPS") amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

*(F) Deferred policy acquisition costs*

Acquisition costs associated with the successful acquisition of new and renewed insurance and reinsurance contracts are deferred and amortized ratably over the terms of the related contracts. Ceding commissions received on reinsurance contracts are netted against acquisition costs and are recognized ratably over the life of the contract. Deferred policy acquisition costs are presented net of unearned ceding commissions. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not, are charged to expense. The recoverability of deferred policy acquisition costs is evaluated separately by each of our operating companies for each of their major lines of business. Future investment income is taken into account in measuring the recoverability of deferred policy acquisition costs.

*(G) Reserves for losses and loss expenses*

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statements of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 13 of Notes to Consolidated Financial Statements.)

*(H) Reinsurance ceded*

The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums and earned ratably over the policy term. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

*(I) Deposit accounting*

Contracts that do not meet the risk transfer requirements of GAAP are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $75 million and $80 million at December 31, 2012 and 2011, respectively.

*(J) Federal and foreign income taxes*

The Company files a consolidated income tax return in the U.S. and foreign tax returns in countries where it has overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under this method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse. Interest and penalties, if any, are reported as income tax expense. The Company believes there are no tax positions that would require disclosure under GAAP. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

*(K) Foreign currency*

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are reported on the statements of income as other operating costs and expenses. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported in accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

*(L) Property, furniture and equipment*

Property, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $38 million, $40 million and $41 million for 2012, 2011 and 2010, respectively.

*(M) Comprehensive income*

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available for sale securities, unrealized foreign currency translation adjustments and changes in unrecognized pension obligations.

*(N) Goodwill and other intangible assets*

Goodwill and other intangibles assets are tested for impairment on an annual basis and at interim periods where circumstances require. The Company's impairment test as of December 31, 2012 indicated that there were no impairment losses related to goodwill and other intangible assets. Intangible assets of $31 million and $32 million are included in other assets as of December 31, 2012 and 2011, respectively.

*(O) Stock options*

The costs resulting from all share-based payment transactions with employees are recognized in the consolidated financial statements using a fair-value-based measurement method.

*(P) Statements of cash flows*

Interest payments were $119 million, $111 million and $103 million in 2012, 2011 and 2010, respectively. Income taxes paid were $133 million, $48 million and $123 million in 2012, 2011 and 2010, respectively. Other non-cash items include acquisitions and dispositions, unrealized investment gains and losses and pension expense. (See Note 2, Note 10 and Note 25 of Notes to Consolidated Financial Statements.)

*(Q) Change in accounting*

In October 2010, the Financial Accounting Standards Board ("FASB") issued guidance regarding the treatment of costs associated with acquiring or renewing insurance contracts. This guidance modified the definition of the types of costs that can be capitalized and specifies that the costs must be directly related to the successful acquisition of a new or renewed insurance contract. The Company adopted this guidance effective January 1, 2012 and retrospectively adjusted its previously issued financial statements. The impact of applying this guidance retrospectively was a reduction in stockholders' equity of $49 million as of January 1, 2010.

A summary of the impact of the adoption of this new guidance is shown below:

| (In thousands, except per share amounts) | Previously Reported | As Adjusted |
|---|---|---|
| **At December 31, 2011** | | |
| Deferred policy acquisition costs | $ 448,795 | $ 364,937 |
| Deferred tax liability | 31,623 | 2,835 |
| Stockholders' equity | 4,008,426 | 3,953,356 |
| | | |
| **For the Year Ended December 31, 2011** | | |
| Other operating costs and expenses | $ 1,621,329 | $ 1,626,526 |
| Income before income taxes | 518,283 | 513,086 |
| Federal and foreign income taxes | (123,550) | (121,945) |
| Net income | 394,803 | 391,211 |
| | | |
| Basic net income per share | $ 2.83 | $ 2.80 |
| Diluted net income per share | 2.71 | 2.69 |
| | | |
| **For the Year Ended December 31, 2010** | | |
| Other operating costs and expenses | $ 1,496,362 | $ 1,500,757 |
| Income before income taxes | 603,305 | 598,910 |
| Federal and foreign income taxes | (153,739) | (152,226) |
| Net income | 449,287 | 446,405 |
| | | |
| Basic net income per share | $ 3.02 | $ 3.00 |
| Diluted net income per share | 2.90 | 2.88 |

Information has been restated as a result of the adoption of this new guidance throughout these consolidated financial statements and notes, where applicable, related to 2011 and 2010.

*(R) Recent accounting pronouncements*

In May 2011, the FASB issued guidance related to measuring and disclosing fair values. The Company's adoption of the updated guidance effective January 1, 2012 resulted in a change in the presentation of the Company's consolidated financial statements but did not have any impact on the Company's results of operations, financial position or liquidity.

In June 2011, the FASB issued guidance relating to the presentation of the components of net income and other comprehensive income. The Company's adoption of the updated guidance effective January 1, 2012 resulted in a change in the presentation of the Company's consolidated financial statements but did not have any impact on the Company's results of operations, financial position or liquidity.

All recently issued but not yet effective accounting and reporting guidance is either not applicable to the Company or is not expected to have a material impact on the Company.

### (2) Acquisitions

In 2011, the Company acquired a business that owned an office building in London for $251 million in cash and an inactive insurance company for $23 million in cash. Approximately $2 million of the aggregate purchase price for these acquisitions was allocated to intangible assets. The following table summarizes the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition:

| (In thousands) | | |
|---|---|---|
| Fixed maturity securities | $ | 3,213 |
| Real estate | | 256,209 |
| Cash and cash equivalents | | 12,172 |
| Goodwill | | 251 |
| Other assets | | 6,566 |
| Total assets acquired | | 278,411 |
| Other liabilities assumed | | 4,247 |
| Net assets acquired | $ | 274,164 |

### (3) Investments in Fixed Maturity Securities

At December 31, 2012 and 2011, investments in fixed maturity securities were as follows:

| (In thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Carrying Value |
|---|---|---|---|---|---|
| **December 31, 2012** | | | | | |
| Held to maturity: | | | | | |
| State and municipal | $ 65,190 | $ 18,529 | $ — | $ 83,719 | $ 65,190 |
| Residential mortgage-backed securities | 32,764 | 5,286 | — | 38,050 | 32,764 |
| Corporate | 4,997 | 605 | — | 5,602 | 4,997 |
| Total held to maturity | 102,951 | 24,420 | — | 127,371 | 102,951 |
| Available for sale: | | | | | |
| U.S. government and government agency | 827,591 | 72,532 | (1,660) | 898,463 | 898,463 |
| State and municipal | 4,449,238 | 328,974 | (9,693) | 4,768,519 | 4,768,519 |
| Mortgage-backed securities: | | | | | |
| Residential(1) | 1,395,739 | 53,846 | (7,456) | 1,442,129 | 1,442,129 |
| Commercial | 268,671 | 5,641 | (744) | 273,568 | 273,568 |
| Corporate | 3,144,480 | 214,322 | (12,083) | 3,346,719 | 3,346,719 |
| Foreign | 1,029,284 | 83,347 | (1,024) | 1,111,607 | 1,111,607 |
| Total available for sale | 11,115,003 | 758,662 | (32,660) | 11,841,005 | 11,841,005 |
| Total investment in fixed maturity securities | $ 11,217,954 | $ 783,082 | $ (32,660) | $ 11,968,376 | $ 11,943,956 |
| **December 31, 2011** | | | | | |
| Held to maturity: | | | | | |
| State and municipal | $ 74,354 | $ 12,546 | $ — | $ 86,900 | $ 74,354 |
| Residential mortgage-backed securities | 35,759 | 5,610 | — | 41,369 | 35,759 |
| Corporate | 4,996 | 717 | — | 5,713 | 4,996 |
| Total held to maturity | 115,109 | 18,873 | — | 133,982 | 115,109 |
| Available for sale: | | | | | |
| U.S. government and government agency | 906,924 | 69,920 | (351) | 976,493 | 976,493 |
| State and municipal | 5,031,275 | 308,345 | (16,550) | 5,323,070 | 5,323,070 |
| Mortgage-backed securities: | | | | | |
| Residential(1) | 1,416,427 | 75,635 | (15,894) | 1,476,168 | 1,476,168 |
| Commercial | 105,383 | 4,054 | (1,018) | 108,419 | 108,419 |
| Corporate | 2,328,200 | 132,311 | (36,087) | 2,424,424 | 2,424,424 |
| Foreign | 850,838 | 42,165 | (4,649) | 888,354 | 888,354 |
| Total available for sale | 10,639,047 | 632,430 | (74,549) | 11,196,928 | 11,196,928 |
| Total investment in fixed maturity securities | $ 10,754,156 | $ 651,303 | $ (74,549) | $ 11,330,910 | $ 11,312,037 |

(1) Gross unrealized losses for mortgage-backed securities include $3,037,000 and $7,668,000, as of December 31, 2012 and 2011, respectively, related to the non-credit portion of OTTI recognized in other comprehensive income.

The amortized cost and fair value of fixed maturity securities at December 31, 2012, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations.

| (In thousands) | Amortized Cost | Fair Value |
|---|---|---|
| Due in one year or less | $ 671,995 | $ 691,130 |
| Due after one year through five years | 3,486,501 | 3,669,945 |
| Due after five years through ten years | 2,527,716 | 2,801,283 |
| Due after ten years | 2,834,568 | 3,052,271 |
| Mortgage-backed securities | 1,697,174 | 1,753,747 |
| Total | $ 11,217,954 | $ 11,968,376 |

At December 31, 2012 and 2011, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of common stockholders' equity. At December 31, 2012, investments with a carrying value of $996 million were on deposit in custodial or trust accounts, of which $721 million was on deposit with state insurance departments, $184 million was on deposit in support of the Company's underwriting activities at Lloyd's, $62 million was on deposit as security for reinsurance clients and $29 million was on deposit as security for letters of credit issued in support of the Company's reinsurance operations.

## (4) Investments in Equity Securities Available for Sale

At December 31, 2012 and 2011, investments in equity securities available for sale were as follows:

| (In thousands) | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Carrying Value |
|---|---|---|---|---|---|
| **December 31, 2012** | | | | | |
| Common stocks | $ 222,671 | $ 60,102 | $ (707) | $ 282,066 | $ 282,066 |
| Preferred stocks | 85,504 | 10,103 | (1,651) | 93,956 | 93,956 |
| Total | $ 308,175 | $ 70,205 | $ (2,358) | $ 376,022 | $ 376,022 |
| **December 31, 2011** | | | | | |
| Common stocks | $ 209,210 | $ 113,660 | $ (2,888) | $ 319,982 | $ 319,982 |
| Preferred stocks | 133,183 | 5,139 | (14,865) | 123,457 | 123,457 |
| Total | $ 342,393 | $ 118,799 | $ (17,753) | $ 443,439 | $ 443,439 |

## (5) Arbitrage Trading Account

At December 31, 2012 and 2011, the fair value and carrying value of the arbitrage trading account were $329 million and $397 million, respectively. The primary focus of the trading account is merger arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.

The Company uses put options, call options and swap contracts in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options and contracts are reported at fair value. As of December 31, 2012, the fair value of long option contracts outstanding was $1 million (notional amount of $12 million) and the fair value of short option contracts outstanding was $1 million (notional amount of $27 million). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

## (6) Net Investment Income

Net investment income consists of the following:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Investment income earned on: | | | |
| Fixed maturity securities, including cash and cash equivalents and loans receivable | $ 479,035 | $ 483,905 | $ 501,750 |
| Equity securities available for sale | 16,419 | 12,416 | 11,661 |
| Investment funds | 77,015 | 9,452 | (6,481) |
| Arbitrage trading account | 8,286 | 16,576 | 27,155 |
| Real estate | 12,097 | 7,471 | — |
| Gross investment income | 592,852 | 529,820 | 534,085 |
| Investment expense | (6,089) | (3,469) | (3,560) |
| Net investment income | $ 586,763 | $ 526,351 | $ 530,525 |

## (7) Investment Funds

Investment funds consist of the following:

| | Carrying Value as of December 31, | | Income (Losses) | | |
|---|---|---|---|---|---|
| (In thousands) | 2012 | 2011 | 2012 | 2011 | 2010 |
| Real estate | $ 373,259 | $ 373,413 | $ 30,196 | $ 14,527 | $ (4,766) |
| Energy | 146,325 | 98,974 | 33,146 | (6,101) | 996 |
| Arbitrage | 63,920 | 58,008 | 5,912 | (1,366) | 1,692 |
| Other (1) | 226,185 | 150,243 | 7,761 | 2,392 | (4,403) |
| Total | $ 809,689 | $ 680,638 | $ 77,015 | $ 9,452 | $ (6,481) |

(1) In 2012, the Company acquired a 49% interest in a supplier of after-market original equipment manufacturer (OEM) parts, systems and custom logistic support services for military aircraft operations worldwide for $43 million. Subsequent to December 31, 2012, the Company acquired the remaining 51% of this supplier for $43 million.

## (8) Real Estate

Investment in real estate represents directly owned property held for investment, as follows:

| | As of December 31, | |
|---|---|---|
| (In thousands) | 2012 | 2011 |
| Properties in operation | $ 282,899 | $ 279,097 |
| Properties under development | 323,836 | 63,808 |
| Total | $ 606,735 | $ 342,905 |

Properties in operation represent an office building in London and a long-term ground lease in Washington D.C. These properties are net of accumulated depreciation and amortization of $10,354,000 and $2,770,000, as of December 31, 2012 and 2011, respectively. Related depreciation expense was $7,583,000, $2,770,000 and $0 for the years ended December 31, 2012, 2011 and 2010, respectively. Future minimum rental income expected on operating leases relating to real estate held for investment is $1,460,000 in 2013, $1,504,000 in 2014, $1,549,000 in 2015, $1,596,000 in 2016, $1,644,000 in 2017 and $329,013,000 thereafter.

Properties under development represent the following: an office building in London, a mixed-use project in Washington D.C. and an office complex in New York City. The Company expects to fund further development costs for these projects with a combination of its own funds and external financing.

**(9) Loans Receivable**

Loans receivable are as follows:

| (In thousands) | As of December 31, 2012 | As of December 31, 2011 |
|---|---|---|
| Total loans receivable | $ 401,961 | $ 263,187 |
| Valuation allowance: | | |
| Specific | $ 3,000 | $ 19,041 |
| General | 2,620 | 764 |
| Total | $ 5,620 | $ 19,805 |
| Impaired loans: | | |
| With a specific valuation allowance | $ 1,775 | $ 29,702 |
| Without a valuation allowance | 31,023 | 30,357 |
| Unpaid principal balance | 35,872 | 93,922 |

| | For the Year Ended December 31, 2012 | For the Year Ended December 31, 2011 |
|---|---|---|
| Increase (decrease) in valuation allowance | $ (14,118) | $ 130 |
| Loans receivable charged off | 463 | 759 |

Loans receivable in non-accrual status were $3 million and $30 million at December 31, 2012 and 2011, respectively. If these loans had been current, additional interest income of $498,000 and $805,000 would have been recognized in accordance with their original terms for the years ended December 31, 2012 and 2011, respectively.

The Company monitors the performance of its loans receivable and assesses the ability of the borrower to pay principal and interest based upon loan structure, underlying property values, cash flow and related financial and operating performance of the property and market conditions. Loans receivable with a potential for default are further assessed using discounted cash flow analysis and comparable cost and sales methodologies, if appropriate.

The Company's six largest loans receivable, which have an aggregate amortized cost of $242 million and an aggregate fair value of $244 million at December 31, 2012, are secured by commercial real estate located primarily in New York City, Chicago, California, Hawaii and Boston. These loans earn interest at floating LIBOR-based interest rates and have maturities (inclusive of extension options) through August 2025. As part of the evaluation process, the Company reviews certain credit quality indicators for these loans. The Company utilizes an internal risk rating system to assign a risk to each of its commercial loans. The loan rating system takes into consideration credit quality indicators including loan to value ratios, which compare the outstanding loan amount to the estimated value of the property, the borrower's financial condition and performance with respect to loan terms, the Company's position in the capital structure, and the overall leverage in the capital structure. An additional credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to the borrower's principal and interest payments. At December 31, 2012, each of the six largest loans referred to above had a debt service coverage ratio greater than 3.0, except one that is lower due to a recent and temporary rate abatement.

## (10) Realized and Unrealized Investment Gains and Losses

Realized and unrealized investment gains and losses are as follows:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Realized investment gains and losses: | | | |
| Fixed maturity securities: | | | |
| Gains | $ 34,295 | $ 37,595 | $ 38,204 |
| Losses | (6,436) | (5,499) | (8,990) |
| Equity securities available for sale | 97,300 | 90,023 | 34,477 |
| Investment funds | 74,777 | 3,762 | 1,871 |
| Other gains | 1,515 | — | 224 |
| Net realized gains on investments sales | 201,451 | 125,881 | 65,786 |
| Net other-than-temporary impairments: | | | |
| Other-than-temporary impairments | (4,984) | (400) | (6,802) |
| (Increase) decrease in valuation allowance | 13,998 | — | (2,403) |
| Net other-than-temporary impairments | 9,014 | (400) | (9,205) |
| Total net investment gains | 210,465 | 125,481 | 56,581 |
| Income tax expense | (73,663) | (43,834) | (19,707) |
| | $ 136,802 | $ 81,647 | $ 36,874 |
| Change in unrealized gains and losses of available for sales securities: | | | |
| Fixed maturity securities | $ 162,220 | $ 209,467 | $ 102,488 |
| Previously impaired fixed maturity securities | 4,631 | (3,604) | 1,362 |
| Equity securities available for sale | (33,199) | (55,772) | 68,178 |
| Investment funds | 1,630 | (2,093) | 4,560 |
| Total change in unrealized gains | 135,282 | 147,998 | 176,588 |
| Income tax expense | (47,966) | (52,381) | (61,227) |
| Noncontrolling interests | (77) | 55 | (8) |
| | $ 87,239 | $ 95,672 | $ 115,353 |

### (11) Securities in an Unrealized Loss Position

The following table summarizes all securities in an unrealized loss position at December 31, 2012 and 2011 by the length of time those securities have been continuously in an unrealized loss position.

| | Less Than 12 Months | | 12 Months or Greater | | Total | |
|---|---|---|---|---|---|---|
| (In thousands) | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| **December 31, 2012** | | | | | | |
| U.S. government and government agency | $ 69,551 | $ 1,660 | $ — | $ — | $ 69,551 | $ 1,660 |
| State and municipal | 152,694 | 1,639 | 135,967 | 8,054 | 288,661 | 9,693 |
| Mortgage-backed securities | 484,731 | 3,629 | 58,292 | 4,571 | 543,023 | 8,200 |
| Corporate | 371,781 | 2,964 | 70,537 | 9,119 | 442,318 | 12,083 |
| Foreign | 95,623 | 996 | 11,210 | 28 | 106,833 | 1,024 |
| Fixed maturity securities | 1,174,380 | 10,888 | 276,006 | 21,772 | 1,450,386 | 32,660 |
| Common stocks | 46,725 | 707 | — | — | 46,725 | 707 |
| Preferred stocks | — | — | 39,812 | 1,651 | 39,812 | 1,651 |
| Equity securities available for sale | 46,725 | 707 | 39,812 | 1,651 | 86,537 | 2,358 |
| Total | $ 1,221,105 | $ 11,595 | $ 315,818 | $ 23,423 | $ 1,536,923 | $ 35,018 |
| **December 31, 2011** | | | | | | |
| U.S. government and government agency | $ 24,668 | $ 169 | $ 4,800 | $ 182 | $ 29,468 | $ 351 |
| State and municipal | 131,417 | 827 | 183,205 | 15,723 | 314,622 | 16,550 |
| Mortgage-backed securities | 172,729 | 2,439 | 94,243 | 14,473 | 266,972 | 16,912 |
| Corporate | 341,764 | 8,327 | 125,654 | 27,760 | 467,418 | 36,087 |
| Foreign | 197,560 | 4,078 | 7,159 | 571 | 204,719 | 4,649 |
| Fixed maturity securities | 868,138 | 15,840 | 415,061 | 58,709 | 1,283,199 | 74,549 |
| Common stocks | 47,098 | 2,888 | — | — | 47,098 | 2,888 |
| Preferred stocks | 23,782 | 125 | 45,314 | 14,740 | 69,096 | 14,865 |
| Equity securities available for sale | 70,880 | 3,013 | 45,314 | 14,740 | 116,194 | 17,753 |
| Total | $ 939,018 | $ 18,853 | $ 460,375 | $ 73,449 | $ 1,399,393 | $ 92,302 |

Fixed Maturity Securities — A summary of the Company's non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2012 is presented in the table below:

| (In thousands) | Number of Securities | Aggregate Fair Value | Gross Unrealized Loss |
|---|---|---|---|
| Unrealized loss less than $5 million: | | | |
| Mortgage-backed securities | 13 | $ 79,842 | $ 3,823 |
| Corporate | 10 | 39,163 | 3,778 |
| State and municipal | 2 | 24,579 | 1,365 |
| Total | 25 | $ 143,584 | $ 8,966 |

For OTTI of fixed maturity securities that management does not intend to sell or, more likely than not, would not be required to sell, the portion of the decline in value considered to be due to credit factors is recognized in earnings and the portion of the decline in value considered to be due to non-credit factors is recognized in other comprehensive income. The table below provides a roll-forward of the portion of impairments recognized in earnings for those securities that have been impaired due to both credit factors and non-credit factors.

| (In thousands) | 2012 | 2011 |
|---|---|---|
| Beginning balance of amounts related to credit losses | $ 4,261 | $ 4,261 |
| Additions for amounts related to credit losses | — | — |
| Deductions for amounts related to credit loss sales | — | — |
| Ending balance of amounts related to credit losses | $ 4,261 | $ 4,261 |

The Company has evaluated its fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default on financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due and does not consider any of these securities to be OTTI.

Preferred Stocks – At December 31, 2012, there were two preferred stocks in an unrealized loss position, with an aggregate fair value of $40 million and a gross unrealized loss of $2 million. One of those preferred stocks with an aggregate fair value of $15 million and a gross unrealized loss of $1 million is rated non-investment grade. Neither of these securities are delinquent or in default. Management believes the unrealized losses are due primarily to market and sector related factors and does not consider these to be OTTI.

Common Stocks – At December 31, 2012, there were three common stocks in an unrealized loss position with an aggregate fair value of $47 million and an aggregate unrealized loss of $1 million. The Company does not consider any of these securities to be OTTI.

## (12) Fair Value Measurements

The Company's fixed maturity and equity securities available for sale and its trading account securities are carried at fair value. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available.

Because many fixed maturity securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial projections, credit quality and business developments of the issuer and other relevant information.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011 by level:

| **(In thousands)** | **Total** | **Level 1** | **Level 2** | **Level 3** |
|---|---|---|---|---|
| **December 31, 2012** | | | | |
| Assets: | | | | |
| Fixed maturity securities available for sale: | | | | |
| U.S. government and government agency | $ 898,463 | $ — | $ 898,463 | $ — |
| State and municipal | 4,768,519 | — | 4,768,519 | — |
| Mortgage-backed securities | 1,715,697 | — | 1,715,697 | — |
| Corporate | 3,346,719 | — | 3,287,654 | 59,065 |
| Foreign | 1,111,607 | — | 1,111,607 | — |
| Total fixed maturity securities available for sale | 11,841,005 | — | 11,781,940 | 59,065 |
| Equity securities available for sale: | | | | |
| Common stocks | 282,066 | 280,658 | — | 1,408 |
| Preferred stocks | 93,956 | — | 93,335 | 621 |
| Total equity securities available for sale | 376,022 | 280,658 | 93,335 | 2,029 |
| Arbitrage trading account | 329,077 | 233,603 | 94,546 | 928 |
| Total | $ 12,546,104 | $ 514,261 | $ 11,969,821 | $ 62,022 |
| Liabilities: | | | | |
| Securities sold but not yet purchased | $ 121,487 | $ 114,909 | $ 6,558 | $ 20 |
| **December 31, 2011** | | | | |
| Assets: | | | | |
| Fixed maturity securities available for sale: | | | | |
| U.S. government and government agency | $ 976,493 | $ — | $ 976,493 | $ — |
| State and municipal | 5,323,070 | — | 5,323,070 | — |
| Mortgage-backed securities | 1,584,587 | — | 1,584,587 | — |
| Corporate | 2,424,424 | — | 2,356,596 | 67,828 |
| Foreign | 888,354 | — | 888,354 | — |
| Total fixed maturity securities available for sale | 11,196,928 | — | 11,129,100 | 67,828 |
| Equity securities available for sale: | | | | |
| Common stocks | 319,982 | 318,423 | — | 1,559 |
| Preferred stocks | 123,457 | — | 111,154 | 12,303 |
| Total equity securities available for sale | 443,439 | 318,423 | 111,154 | 13,862 |
| Arbitrage trading account | 397,312 | 208,516 | 187,945 | 851 |
| Total | $ 12,037,679 | $ 526,939 | $ 11,428,199 | $ 82,541 |
| Liabilities: | | | | |
| Securities sold but not yet purchased | $ 62,514 | $ 62,493 | $ — | $ 21 |

There were no transfers between Levels 1 and 2 for the years ended December 31, 2012 and 2011.

The following tables summarize changes in Level 3 assets and liabilities for the years ended December 31, 2012 and 2011:

| (In thousands) | Beginning Balance | Gains (Losses) Included in: Earnings | Other Comprehensive Income | Purchases | Sales | Paydowns/ Maturities | In | Out | Ending Balance |
|---|---|---|---|---|---|---|---|---|---|
| **Year ended December 31, 2012** | | | | | | | | | |
| Assets: | | | | | | | | | |
| Fixed maturity securities available for sale: | | | | | | | | | |
| Corporate | $ 67,828 | $ (1,497) | $ 9,622 | $ 283 | $ — | $ (17,171) | $ — | $ — | $ 59,065 |
| Total | 67,828 | (1,497) | 9,622 | 283 | — | (17,171) | — | — | 59,065 |
| Equity securities available for sale: | | | | | | | | | |
| Common stocks | 1,559 | — | — | — | (151) | — | — | — | 1,408 |
| Preferred stocks | 12,303 | 1,126 | (1,737) | — | (11,071) | — | — | — | 621 |
| Total | 13,862 | 1,126 | (1,737) | — | (11,222) | — | — | — | 2,029 |
| Arbitrage trading account | 851 | (3,534) | 3,570 | — | (52) | — | 93 | — | 928 |
| Total | $ 82,541 | $ (3,905) | $ 11,455 | $ 283 | $(11,274) | $ (17,171) | $ 93 | $ — | $ 62,022 |
| Liabilities: | | | | | | | | | |
| Securities sold but not yet purchased | 21 | $ (1) | — | $ — | $ — | — | — | — | $ 20 |
| **Year ended December 31, 2011** | | | | | | | | | |
| Fixed maturity securities available for sale: | | | | | | | | | |
| Corporate | $ 88,063 | $ (454) | $ (870) | $ 15,271 | $(11,864) | $ (22,318) | $ — | $ — | $ 67,828 |
| Total | 88,063 | (454) | (870) | 15,271 | (11,864) | (22,318) | — | — | 67,828 |
| Equity securities available for sale: | | | | | | | | | |
| Common stocks | 1,559 | — | — | — | — | — | — | — | 1,559 |
| Preferred stocks | 89,446 | 28,947 | (30,865) | — | (75,225) | — | — | — | 12,303 |
| Total | 91,005 | 28,947 | (30,865) | — | (75,225) | — | — | — | 13,862 |
| Arbitrage trading account | 3,187 | 572 | — | 269 | (3,266) | — | 89 | — | 851 |
| Total | $ 182,255 | $ 29,065 | $ (31,735) | $ 15,540 | $(90,355) | $ (22,318) | $ 89 | $ — | $ 82,541 |
| Liabilities: | | | | | | | | | |
| Securities sold but not yet purchased | $ — | $ 40 | $ — | $ 67 | $ (86) | $ — | $ — | $ — | $ 21 |

There were no significant transfers in or out of Level 3 during the years ended December 31, 2012 or 2011.

### (13) Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net reserves at beginning of year | $ 8,172,112 | $ 7,999,521 | $ 8,147,782 |
| Net provision for losses and loss expenses: | | | |
| Claims occuring during the current year(1) | 2,997,995 | 2,791,860 | 2,509,933 |
| Decrease in estimates for claims occurring in prior years(2)(3) | (102,571) | (181,282) | (253,248) |
| Loss reserve discount accretion | 53,055 | 47,787 | 53,182 |
| Total | 2,948,479 | 2,658,365 | 2,309,867 |
| Net payments for claims: | | | |
| Current year | 698,834 | 765,440 | 641,570 |
| Prior year | 2,010,101 | 1,721,558 | 1,811,507 |
| Total | 2,708,935 | 2,486,998 | 2,453,077 |
| Foreign currency translation | 195 | 1,224 | (5,051) |
| Net reserves at end of year | 8,411,851 | 8,172,112 | 7,999,521 |
| Ceded reserve at end of year | 1,339,235 | 1,165,022 | 1,017,028 |
| Gross reserves at end of year | $ 9,751,086 | $ 9,337,134 | $ 9,016,549 |

(1) Claims occurring during the current year are net of loss reserve discounts of $26,078,000, $43,286,000 and $67,763,000 in 2012, 2011 and 2010, respectively.

(2) The decrease in estimates for claims occurring in prior years is net of loss reserve discount. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $100,667,000, $182,937,000 and $246,941,000 in 2012, 2011 and 2010, respectively.

(3) For certain retrospectively rated insurance polices and reinsurance agreements, reserve development is offset by additional or return premiums. Favorable reserve development, net of additional and return premiums, was $103 million, $182 million and $234 million in 2012, 2011 and 2010, respectively.

For the year ended December 31, 2012, estimates for claims occurring in prior years (net of additional and return premiums) decreased by $103 million. The favorable reserve development in 2012 was primarily attributable to accident years 2008 through 2010. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Environmental and Asbestos — To date, known environmental and asbestos claims have not had a material impact on the Company's operations, because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental or asbestos exposures prior to 1986 when an absolute exclusion was incorporated into standard policy language.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $34 million at both December 31, 2012 and 2011. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $56 million and $59 million at December 31, 2012 and 2011, respectively. Increases in net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $2 million, $1 million and $2 million in 2012, 2011 and 2010, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2 million in 2012, $3 million in 2011 and $3 million in 2010. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues, as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting — The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. At December 31, 2012, the discount rates by year ranged from 2.1% to 6.5% with a weighted average discount rate of 4.2%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.2%. The aggregate net discount, after reflecting the effects of ceded reinsurance, was $867 million, $892 million and $898 million at December 31, 2012, 2011 and 2010, respectively.

**(14) Reinsurance**

The following is a summary of reinsurance financial information:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Written premiums: | | | |
| Direct | $ 4,964,069 | $ 4,370,092 | $ 3,788,251 |
| Assumed | 815,810 | 707,221 | 627,826 |
| Ceded | (881,340) | (719,945) | (565,151) |
| Total net written premiums | $ 4,898,539 | $ 4,357,368 | $ 3,850,926 |
| Earned premiums: | | | |
| Direct | $ 4,723,882 | $ 4,164,277 | $ 3,744,150 |
| Assumed | 770,981 | 669,593 | 652,485 |
| Ceded | (821,347) | (673,003) | (561,053) |
| Total net earned premiums | $ 4,673,516 | $ 4,160,867 | $ 3,835,582 |
| Ceded losses incurred | $ 528,018 | $ 458,249 | $ 379,153 |

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $1,680,000, $3,169,000 and $3,098,000 as of December 31, 2012, 2011 and 2010, respectively. The following table presents the amounts due from reinsurers as of December 31, 2012:

| (In thousands) | |
|---|---|
| Munich Re | $ 166,910 |
| Lloyd's of London | 127,430 |
| Swiss Re | 81,167 |
| Transatlantic Re | 79,835 |
| Partner Re | 71,785 |
| Axis Capital | 60,140 |
| Berkshire Hathaway | 54,152 |
| Ace Group | 46,020 |
| Hannover Re Group | 32,763 |
| Poseidon Re Ltd | 30,016 |
| Everest Re | 25,915 |
| Arch Capital Group | 25,636 |
| Validus Holdings Ltd | 23,727 |
| Other reinsurers less than $20,000 | 220,304 |
| Subtotal | 1,045,800 |
| Residual market pools | 404,548 |
| Total | $ 1,450,348 |

## (15) Senior Notes and Other Debt

Senior notes and other debt consist of the following as of December 31, 2012 (the difference between the face value and the carrying value is unamortized discount):

| (In thousands) | Interest Rate | Face Value | 2012 Carrying Value | 2011 Carrying Value |
|---|---|---|---|---|
| Senior notes due on: | | | | |
| February 15, 2013 (1) | 5.875% | $ 200,000 | $ 199,959 | $ 199,627 |
| May 15, 2015 | 5.6% | 200,000 | 199,559 | 199,373 |
| August 15, 2019 | 6.15% | 150,000 | 149,057 | 148,914 |
| September 15, 2019 | 7.375% | 300,000 | 298,292 | 298,038 |
| September 15, 2020 | 5.375% | 300,000 | 297,401 | 297,065 |
| January 1, 2022 | 8.70% | 76,503 | 75,962 | 75,924 |
| March 15, 2022 | 4.625% | 350,000 | 346,163 | — |
| February 15, 2037 | 6.25% | 250,000 | 247,347 | 247,236 |
| Subsidiary debt (2) | Various | 57,795 | 57,795 | 34,326 |
| Total debt | | $ 1,884,298 | $ 1,871,535 | $ 1,500,503 |

(1) These notes were fully paid at maturity on February 15, 2013.
(2) Subsidiary debt is due as follows: $17 million in 2013, $39 million in 2014, $1 million in 2015 and $1 million thereafter.

## (16) Junior Subordinated Debentures

In 2005, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the "Debentures") to W. R. Berkley Capital Trust II (the "Trust"). At December 31, 2012, the carrying value of the Debentures, net of unamortized discount, was $243,206,000. The Trust simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the "Trust Preferred Securities"), which are fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for payment of distributions. The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Debentures by the Company upon the occurrence and continuation of certain events.

## (17) Income Taxes

Income tax expense consists of:

| (In thousands) | Current Expense | Deferred Expense (Benefit) | Total |
|---|---|---|---|
| **December 31, 2012** | | | |
| Domestic | $ 156,339 | $ 11,448 | $ 167,787 |
| Foreign | 23,029 | 469 | 23,498 |
| Total expense | $ 179,368 | $ 11,917 | $ 191,285 |
| **December 31, 2011** | | | |
| Domestic | $ 60,420 | $ 37,176 | $ 97,596 |
| Foreign | 22,011 | 2,338 | 24,349 |
| Total expense | $ 82,431 | $ 39,514 | $ 121,945 |
| **December 31, 2010** | | | |
| Domestic | $ 79,143 | $ 64,774 | $ 143,917 |
| Foreign | 10,584 | (2,275) | 8,309 |
| Total expense | $ 89,727 | $ 62,499 | $ 152,226 |

Income before income taxes from domestic operations was $624 million, $469 million and $574 million for the years ended December 31, 2012, 2011 and 2010, respectively. Income before income taxes from foreign operations was $78 million, $49 million and $29 million for the years ended December 31, 2012, 2011 and 2010, respectively.

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Computed "expected" tax expense | $ 245,675 | $ 179,580 | $ 209,619 |
| Tax-exempt investment income | (50,665) | (57,246) | (62,628) |
| Change in valuation allowance | — | (2,328) | 102 |
| Impact of lower foreign tax rates | (5,234) | (3,199) | (228) |
| State and local taxes | (753) | 2,355 | 2,298 |
| Other, net | 2,262 | 2,783 | 3,063 |
| Total expense | $ 191,285 | $ 121,945 | $ 152,226 |

At December 31, 2012 and 2011, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

| (In thousands) | 2012 | 2011 |
|---|---|---|
| Deferred tax asset: | | |
| Loss reserve discounting | $ 119,547 | $ 119,725 |
| Unearned premiums | 132,014 | 118,837 |
| Other-than-temporary impairments | 62,187 | 68,559 |
| Restricted stock units | 49,553 | 43,207 |
| Other | 83,740 | 82,734 |
| Gross deferred tax asset | 447,041 | 433,062 |
| Less valuation allowance | — | — |
| Deferred tax asset | 447,041 | 433,062 |
| Deferred tax liability: | | |
| Amortization of intangibles | 12,458 | 12,186 |
| Deferred policy acquisition costs | 120,532 | 107,561 |
| Unrealized investment gains | 274,497 | 223,024 |
| Other | 99,809 | 93,126 |
| Deferred tax liability | 507,296 | 435,897 |
| Net deferred tax liability | $ (60,255) | $ (2,835) |

The Company had current tax payables of $22,546,000 and current tax receivables of $9,670,000 at December 31, 2012 and 2011, respectively. At December 31, 2012, the Company had foreign net operating loss carryforwards of $171,000, which expire beginning in 2015. The Company had provided a valuation allowance against the unutilized foreign tax credits which were fully utilized in the 2010 federal tax return. The reduction in the valuation relates primarily to the full utilization of the foreign tax credit carryforward. At December 31, 2012, the Company had no deferred tax assets for which a valuation allowance is required. The statute of limitations has closed for the Company's tax returns through December 31, 2005. The 2006 calendar year statute of limitations remains open as a result of the carry back of capital losses from the 2009 tax year.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

### (18) Dividends from Subsidiaries and Statutory Financial Information

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2013, the maximum amount of dividends which can be paid without such approval is approximately $466 million. Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices (SAP), are as follows:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net income | $ 490,119 | $ 417,441 | $ 574,181 |
| Policyholders' surplus | $ 4,671,922 | $ 4,107,745 | $ 4,154,654 |

The significant variances between SAP and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus. The Commissioner of Insurance of the State of Delaware has allowed the Company to discount non-tabular workers' compensation loss reserves, which is a permitted practice that differs from SAP.

The National Association of Insurance Commissioners ("NAIC") has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. As of December 31, 2012, the RBC Total Adjusted Capital of the Company's U.S. insurance companies was 459% of the RBC Authorized Control Level and 230% of the RBC Company Action Level. The total adjusted capital of each of the Company's U.S. insurance subsidiaries exceeded the minimum required RBC levels. The use of the permitted practice described above does not impact RBC calculations.

### (19) Common Stockholders' Equity

The weighted average number of shares used in the computation of net income per share was as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Basic | 137,097,162 | 139,687,546 | 148,752,368 |
| Diluted | 143,314,544 | 145,672,211 | 155,080,542 |

Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted net income per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are presented below. Shares of common stock issued and outstanding do not include shares related to unissued restricted stock units and unexercised stock options.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance, beginning of year | 137,520,019 | 141,009,834 | 156,552,355 |
| Shares issued | 2,114,168 | 2,702,303 | 2,272,437 |
| Shares repurchased | (3,616,455) | (6,192,118) | (17,814.958) |
| Balance, end of year | 136,017,732 | 137,520,019 | 141,009,834 |

The Company is a savings and loan holding company, subject to the oversight of the Federal Reserve. As a savings and loan holding company, the Company may be subject to restrictions on dividends to stockholders. The amount of such dividends paid is also dependent upon other factors such as the receipt of dividends from our subsidiaries, our results of operations, cash flow, financial condition and business needs, the capital and surplus requirements of our subsidiaries, and applicable insurance regulations that limit the amount of dividends that may be paid by our regulated insurance subsidiaries.

### (20) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2012 and 2011:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| (In thousands) | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturity securities | $ 11,943,956 | $ 11,968,376 | $ 11,312,037 | $ 11,330,910 |
| Equity securities available for sale | 376,022 | 376,022 | 443,439 | 443,439 |
| Arbitrage trading account | 329,077 | 329,077 | 397,312 | 397,312 |
| Loans receivable | 401,961 | 406,443 | 263,187 | 245,169 |
| Cash and cash equivalents | 905,670 | 905,670 | 911,742 | 911,742 |
| Trading accounts receivable from brokers and clearing organizations | 446,873 | 446,873 | 318,240 | 318,240 |
| Due from broker | 14,449 | 14,449 | 10,875 | 10,875 |
| Liabilities: | | | | |
| Trading account securities sold but not yet purchased | 121,487 | 121,487 | 62,514 | 62,514 |
| Junior subordinated debentures | 243,206 | 252,000 | 242,997 | 258,400 |
| Senior notes and other debt | 1,871,535 | 2,190,173 | 1,500,503 | 1,587,473 |

The estimated fair values of the Company's fixed maturity securities, equity securities available for sale and arbitrage trading account securities are based on various valuation techniques. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of loans receivable are estimated by using current institutional purchaser yield requirements for loans with similar credit characteristics, which is considered a Level 2 input. The fair value of the senior notes and other debt and the junior subordinated debentures is based on spreads for similar securities, which is considered a Level 2 input.

### (21) Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. The Company also has an investment in a commercial office building that has a long-term land lease. Future minimum lease payments, without provision for sublease income, are: $38,671,000 in 2013; $33,893,000 in 2014; $29,924,000 in 2015; $25,038,000 in 2016 and $187,349,000 thereafter. Rental expense was $38,179,000, $33,003,000 and $29,936,000 for 2012, 2011 and 2010, respectively.

### (22) Commitments, Litigation and Contingent Liabilities

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations. However, adverse outcomes are possible and could negatively impact the Company's financial condition and results of operations.

At December 31, 2012, the Company had commitments to invest up to $167 million in certain investment funds.

### (23) Stock Incentive Plan

The Company has not issued any stock options under its stock incentive plans since 2004. All outstanding options are vested and exercisable. The following table summarizes stock option information:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Shares | Price(1) | Shares | Price(1) | Shares | Price(1) |
| Outstanding at beginning of year | 1,314,057 | $ 11.04 | 3,503,384 | $ 10.42 | 5,700,552 | $ 9.53 |
| Exercised | 1,310,682 | 11.03 | 2,185,952 | 10.05 | 2,191,260 | 8.11 |
| Canceled | — | — | 3,375 | 10.07 | 5,908 | 10.07 |
| Outstanding at year end | 3,375 | $ 15.17 | 1,314,057 | $ 11.04 | 3,503,384 | $ 10.42 |

(1) Weighted average exercise price.

Pursuant to the stock incentive plan, the Company may also issue restricted stock units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2012:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| RSUs granted and unvested at beginning of period: | 4,370,975 | 4,945,375 | 3,713,025 |
| Granted | 2,161,220 | 107,500 | 2,310,650 |
| Vested | (1,704,625) | (576,050) | (916,750) |
| Cancelled | (126,450) | (105,850) | (161,550) |
| RSUs granted and unvested at end of period: | 4,701,120 | 4,370,975 | 4,945,375 |

Upon vesting, shares of the Company's common stock equal to the number of vested RSUs are issued or deferred to a later date, depending on the terms of the specific award agreement. As of December 31, 2012, 3,618,344 shares related to vested RSUs had been deferred.

The fair value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and expensed over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2012:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Unearned compensation at beginning of year | $ 57,315 | $ 76,139 | $ 46,801 |
| RSUs granted, net of cancellations | 73,255 | 2,832 | 58,462 |
| RSUs expensed | (25,728) | (26,303) | (25,584) |
| RSUs forfeiture adjustment | (11,189) | 4,647 | (3,540) |
| Unearned compensation at end of year | $ 93,653 | $ 57,315 | $ 76,139 |

### (24) Compensation Plans

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. The Company's foreign subsidiaries provide pension benefits in accordance with local regulations. Profit sharing expense was $31 million, $27 million, and $29 million in 2012, 2011 and 2010, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the growth in the Company's book value per share over a five year period. There are 193,600 units outstanding from the 2011 grant with a maximum value of $48.4 million, of which $13 million was earned by December 31,

2012. There are 158,500 units outstanding from the 2008 grant with a maximum value of $39.6 million, of which $23 million was earned over the five years ended December 31, 2012. The 2006 grant earned $30.7 million during the five years ended December 31, 2011, and was fully paid in 2011.

The following table summarizes the LTIP expense for the three years ended December 31, 2012:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| 2006 grant | $ — | $ — | $ 5,119 |
| 2008 grant | 5,742 | 4,600 | 5,070 |
| 2011 grant | 7,365 | 5,620 | — |
| Total | $ 13,107 | $ 10,220 | $ 10,189 |

## (25) Retirement Benefits

The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The plan provides that the benefit payments shall commence on the earliest of (i) January 2, 2014, (ii) the date of death or (iii) a change in control of the Company. The discount rate used to derive the projected benefit obligation and related retirement expense was 3.39% in 2012 and 4.36% in 2011. The discount rate assumption used to determine the benefit obligation is based on a yield curve approach. Under this approach, a weighted average yield is determined from a hypothetical portfolio of AA rated bonds. Following is a summary of the projected benefit obligation as of December 31, 2012 and 2011:

| (In thousands) | 2012 | 2011 |
|---|---|---|
| Beginning of year | $ 56,787 | $ 51,828 |
| Interest cost | 2,476 | 2,716 |
| Benefits paid | (1,426) | — |
| Actuarial loss | 6,795 | 2,243 |
| End of year | $ 64,632 | $ 56,787 |

Following is a summary of the amounts recognized in accumulated other comprehensive income as of December 31, 2012 and 2011:

| (In thousands) | 2012 | 2011 |
|---|---|---|
| Net actuarial loss | $ 14,605 | $ 10,007 |
| Prior service cost | 9,012 | 12,035 |
| Net pension asset | $ 23,617 | $ 22,042 |

The components of net periodic pension benefit cost are as follows:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Components of net periodic benefit cost: | | | |
| Interest cost | $ 2,476 | $ 2,716 | $ 2,675 |
| Amortization of unrecognized: | | | |
| Prior service costs | 3,023 | 3,023 | 3,023 |
| Net actuarial loss | 2,197 | 1,330 | 424 |
| Net periodic pension cost | $ 7,696 | $ 7,069 | $ 6,122 |

The changes in plan assets and projected benefit obligation recognized in other comprehensive income are as follows:

| (In thousands) | 2012 | 2011 |
|---|---|---|
| Changes in plan assets and projected benefit obligation: | | |
| Net actuarial loss | $ 6,795 | $ 2,243 |
| Amortization of: | | |
| Net actuarial loss | (2,197) | (1,330) |
| Prior service costs | (3,023) | (3,023) |
| Total recognized in other comprehensive income (loss) | $ 1,575 | $ (2,110) |

The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive income into periodic benefit cost during 2013 are $3,023,000 and $8,142,000, respectively.

**(26) Supplemental Financial Statement Data**

Other operating costs and expenses consist of the following:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Amortization of deferred policy acquisition costs | $ 917,583 | $ 785,118 | $ 708,577 |
| Other underwriting expenses | 675,163 | 653,011 | 610,301 |
| Service company expenses | 84,986 | 75,231 | 72,372 |
| Net foreign currency (gains) losses | (6,092) | (1,884) | 2,126 |
| Other costs and expenses | 127,983 | 115,050 | 107,381 |
| Total | $ 1,799,623 | $ 1,626,526 | $ 1,500,757 |

**(27) Industry Segments**

The Company's operations are presently conducted in five segments of the insurance business: Specialty, Regional, Alternative Markets, Reinsurance and International.

Our Specialty lines companies underwrite risks within the excess and surplus lines market and on an admitted basis. The risks are highly complex, often unique exposures that typically fall outside the underwriting guidelines of the standard insurance market or are best served by specialized knowledge of a particular industry. The Specialty lines of business include premises operations, commercial automobile, property, products liability and professional liability lines. The customers in this segment are highly diverse. Business is conducted through 22 operating units, each delivering their products through a variety of distribution channels, depending on the customer base and particular risks insured.

Our Regional companies provide insurance products and services that meet the specific needs of each regionally differentiated customer base by developing expertise in the niches that drive local communities. They provide commercial insurance products to customers primarily in 45 states and the District of Columbia. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The Regional business is sold through a network of non-exclusive independent agents who are compensated on a commission basis. Our Regional operating units are organized geographically in order to provide them with the flexibility to adapt quickly to local market conditions and customer needs.

Our Alternative Markets operating units offer insurance products, analytical tools and risk management services such as loss control and claims management that enable clients to select their risk tolerance and manage it appropriately. These units specialize in insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms for clients such as commercial and governmental entity employers, employer groups, insurers, and other groups or entities seeking alternative ways to manage their exposure to risks. In addition to providing insurance products, the Alternative Markets segment also provides a wide variety of fee-based services, including claims, administrative and consulting services.

Our Reinsurance companies provide other insurance companies and self-insureds with assistance in managing their net risk through reinsurance on either a portfolio basis, through treaty reinsurance, or on an individual basis, through facultative reinsurance.

Our International operating units write business in almost 40 countries worldwide, with branches or offices in 15 locations outside the United States, including the United Kingdom, Continental Europe, South America, Australia, the Asia Pacific region, Scandinavia and Canada. In each of our international operating territories, we have built decentralized structures that allow products and services to be tailored to each regional customer base. Our international businesses are managed by teams of professionals with expertise in local markets and knowledge of regional environments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate.

Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment includes allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

| | Revenues | | | | | |
|---|---|---|---|---|---|---|
| (In thousands) | Earned Premiums | Investment Income | Other | Total | Pre-Tax Income (Loss) | Net Income (Loss) |
| **December 31, 2012:** | | | | | | |
| Specialty | $ 1,646,471 | $ 186,998 | $ 2,348 | $ 1,835,817 | $ 261,856 | $ 186,270 |
| Regional | 1,090,217 | 81,635 | 6,406 | 1,178,258 | 122,211 | 86,450 |
| Alternative Markets | 680,334 | 156,154 | 94,379 | 930,867 | 194,433 | 139,795 |
| Reinsurance | 446,939 | 96,123 | — | 543,062 | 93,268 | 68,881 |
| International | 809,555 | 56,605 | — | 866,160 | 62,061 | 25,390 |
| Corporate, other and eliminations(1) | — | 9,248 | 249,677 | 258,925 | (242,366) | (132,996) |
| Net investment gains | — | — | 210,465 | 210,465 | 210,465 | 136,802 |
| Consolidated | $ 4,673,516 | $ 586,763 | $ 563,275 | $ 5,823,554 | $ 701,928 | $ 510,592 |
| **December 31, 2011:** | | | | | | |
| Specialty | $ 1,442,748 | $ 175,289 | $ 2,704 | $ 1,620,741 | $ 290,937 | $ 210,687 |
| Regional | 1,065,975 | 75,404 | 4,112 | 1,145,491 | 30,529 | 29,127 |
| Alternative Markets | 612,558 | 121,360 | 86,031 | 819,949 | 145,660 | 109,618 |
| Reinsurance | 426,008 | 91,871 | — | 517,879 | 83,150 | 65,356 |
| International | 613,578 | 42,882 | — | 656,460 | 39,033 | 25,158 |
| Corporate, other and eliminations(1) | — | 19,545 | 250,438 | 269,983 | (201,704) | (130,382) |
| Net investment gains | — | — | 125,481 | 125,481 | 125,481 | 81,647 |
| Consolidated | $ 4,160,867 | $ 526,351 | $ 468,766 | $ 5,155,984 | $ 513,086 | $ 391,211 |
| **December 31, 2010:** | | | | | | |
| Specialty | $ 1,288,373 | $ 180,063 | $ 3,130 | $ 1,471,566 | $ 294,825 | $ 213,586 |
| Regional | 1,066,922 | 82,411 | 3,114 | 1,152,447 | 115,828 | 85,334 |
| Alternative Markets | 608,191 | 123,309 | 79,173 | 810,673 | 178,485 | 131,047 |
| Reinsurance | 419,356 | 103,079 | — | 522,435 | 129,449 | 96,708 |
| International | 452,740 | 32,794 | — | 485,534 | 20,719 | 14,516 |
| Corporate, other and eliminations(1) | — | 8,869 | 215,964 | 224,833 | (196,977) | (131,660) |
| Net investment gains | — | — | 56,581 | 56,581 | 56,581 | 36,874 |
| Consolidated | $ 3,835,582 | $ 530,525 | $ 357,962 | $ 4,724,069 | $ 598,910 | $ 446,405 |

**Identifiable Assets**

| (In thousands) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Specialty | $ 6,720,056 | $ 6,157,853 |
| Regional | 2,587,603 | 2,488,940 |
| Alternative Markets | 4,313,404 | 4,044,915 |
| Reinsurance | 2,773,133 | 2,732,489 |
| International | 1,965,359 | 1,569,749 |
| Corporate, other and eliminations(1) | 1,796,341 | 1,409,927 |
| Consolidated | $ 20,155,896 | $ 18,403,873 |

(1) Corporate, other and eliminations represent corporate revenues and expenses, net investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Specialty** | | | |
| Other liability | $ 528,623 | $ 454,582 | $ 384,799 |
| Property | 265,204 | 237,762 | 212,164 |
| Professional liability | 254,385 | 229,281 | 200,219 |
| Workers' compensation | 171,760 | 130,469 | 103,377 |
| Commercial automobile | 163,321 | 141,800 | 129,505 |
| Products liability | 105,584 | 96,794 | 112,072 |
| Other | 157,594 | 152,060 | 146,237 |
| Total Specialty | 1,646,471 | 1,442,748 | 1,288,373 |
| **Regional** | | | |
| Commercial multi peril | 413,405 | 394,168 | 389,997 |
| Commercial automobile | 286,332 | 289,098 | 301,290 |
| Workers' compensation | 227,439 | 219,639 | 214,857 |
| Other | 163,041 | 163,070 | 160,778 |
| Total Regional | 1,090,217 | 1,065,975 | 1,066,922 |
| **Alternative Markets** | | | |
| Primary workers' compensation | 333,266 | 271,173 | 260,508 |
| Excess workers' compensation | 136,576 | 164,173 | 216,647 |
| Accident and health | 136,317 | 105,128 | 57,915 |
| Other liability | 33,609 | 28,960 | 24,726 |
| Other | 40,566 | 43,124 | 48,395 |
| Total Alternative Markets | 680,334 | 612,558 | 608,191 |
| **Reinsurance** | | | |
| Casualty | 313,381 | 307,051 | 307,474 |
| Property | 133,558 | 118,957 | 111,882 |
| Total Reinsurance | 446,939 | 426,008 | 419,356 |
| **International** | | | |
| Professional liability | 103,179 | 90,871 | 88,997 |
| Property | 107,798 | 83,960 | 47,796 |
| Casualty reinsurance | 143,230 | 82,505 | 60,907 |
| Automobile | 125,927 | 110,568 | 99,873 |
| Workers' compensation | 82,066 | 73,823 | 57,803 |
| Marine | 89,445 | 53,741 | 24,113 |
| Accident and health | 51,037 | 41,517 | 23,334 |
| Property reinsurance | 35,585 | 22,563 | 13,140 |
| Other liability | 43,829 | 26,583 | 20,796 |
| Fidelity and surety | 27,459 | 27,447 | 15,981 |
| Total International | 809,555 | 613,578 | 452,740 |
| Total | $ 4,673,516 | $ 4,160,867 | $ 3,835,582 |

**(28) Quarterly Financial Information (Unaudited)**

The following is a summary of quarterly financial data:

| (In thousands. except per share data) | 2012 | | | |
|---|---|---|---|---|
| Three months ended | March 31 | June 30 | September 30 | December 31 |
| Revenues | $ 1,378,705 | $ 1,415,747 | $ 1,420,501 | $ 1,608,601 |
| Net income | 135,318 | 108,838 | 100,947 | 165,489 |
| Net income per share(1) | | | | |
| Basic | 0.98 | 0.79 | 0.74 | 1.22 |
| Diluted | 0.94 | 0.76 | 0.71 | 1.17 |

| | 2011 | | | |
|---|---|---|---|---|
| Three months ended | March 31 | June 30 | September 30 | December 31 |
| Revenues | $ 1,234,351 | $ 1,270,949 | $ 1,279,731 | $ 1,370,953 |
| Net income | 115,590 | 82,184 | 76,410 | 117,027 |
| Net income per share(1) | | | | |
| Basic | 0.82 | 0.58 | 0.55 | 0.85 |
| Diluted | 0.78 | 0.56 | 0.53 | 0.82 |

(1) Net income per share ("EPS") in each quarter is computed using the weighted-average number of shares outstanding during that quarter, while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company has in place effective controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

During the quarter ended December 31, 2012, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited W. R. Berkley Corporation and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 28, 2013

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012, and which is incorporated herein by reference.

## ITEM 11. EXECUTIVE COMPENSATION

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012, and which is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Security ownership of certain beneficial owners

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012, and which is incorporated herein by reference.

(b) Security ownership of management

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012, and which is incorporated herein by reference.

(c) Changes in control

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012, and which is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012, and which is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012, and which is incorporated herein by reference.

# PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Index to Financial Statements

The schedules to the consolidated financial statements listed below should be read in conjunction with the consolidated financial statements included in this Annual Report on Form 10-K. Financial statement schedules not included in this Annual Report on Form 10-K have been omitted because they are not applicable or required information is shown in the financial statements or notes thereto.

**Index to Financial Statement Schedules**



(b) Exhibits

The exhibits filed as part of this report are listed on pages 99 - 102 hereof.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

W. R. BERKLEY CORPORATION

By /s/ William R. Berkley

William R. Berkley, Chairman of the Board and Chief Executive Officer

February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ William R. Berkley<br>William R. Berkley | Chairman of the Board and Chief Executive Officer (Principal executive officer) | February 28, 2013 |
| /s/ W. Robert Berkley, Jr.<br>W. Robert Berkley, Jr. | President, Chief Operating Officer and Director | February 28, 2013 |
| /s/ Christopher L. Augostini<br>Christopher L. Augostini | Director | February 28, 2013 |
| /s/ Ronald E. Blaylock<br>Ronald E. Blaylock | Director | February 28, 2013 |
| /s/ Mark E. Brockbank<br>Mark E. Brockbank | Director | February 28, 2013 |
| /s/ George G. Daly<br>George G. Daly | Director | February 28, 2013 |
| /s/ Mary C. Farrell<br>Mary C. Farrell | Director | February 28, 2013 |
| /s/ Jack H. Nusbaum<br>Jack H. Nusbaum | Director | February 28, 2013 |
| /s/ Mark L. Shapiro<br>Mark L. Shapiro | Director | February 28, 2013 |
| /s/ Eugene G. Ballard<br>Eugene G. Ballard | Senior Vice President and Chief Financial Officer (Principal financial officer and principal accounting officer) | February 28, 2013 |

ITEM 15. (b) EXHIBITS

**Number**

(3.1) The Company's Restated Certificate of Incorporation, as amended through May 10, 2004 (incorporated by reference to Exhibits 3.1 and 3.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 6, 2003).

(3.2) Amendment, dated May 11, 2004, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.2 of the Company's Quarterly report on Form 10-Q (File No. 1-15202) filed with the Commission on August 5, 2004).

(3.3) Amendment, dated May 16, 2006, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on May 17, 2006).

(3.4) Amended and Restated By-Laws (incorporated by reference to Exhibit 3 (ii) of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on March 1, 2012).

(4.1) Indenture, dated as of February 14, 2003, between the Company and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission of March 31, 2003).

(4.2) First Supplemental Indenture, dated February 14, 2003, between the Company and The Bank of New York, a trustees, relating to $200,000,000 principal amount of the Company's 5.875% Senior Notes due 2013, including form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form (File No. 1-15202) filed with the Commission of March 31, 2003).

(4.3) Third Supplemental Indenture, dated as of August 24, 2004, between the Company and The Bank of New York, as Trustee, relating to $150,000,000 principal amount of the Company's 6.150% Senior Notes due 2019, including form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on March 14, 2005).

(4.4) Fourth Supplemental Indenture, dated as of May 9, 2005, between the Company and The Bank of New York, as Trustee, relating to $200,000,000 principal amount of the Company's 5.60% Senior Notes due 2015, including form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15200) filed with the Commission on August 2, 2005).

(4.5) Fifth Supplemental Indenture, dated as of February 9, 2007, between the Company and The Bank of New York, as Trustee, relating to $250,000,000 principal amount of the Company's 6.25% Senior Notes due 2037, including form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.7 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on March 1, 2007).

(4.6) Sixth Supplemental Indenture, dated as of September 14, 2009, between the Company and The Bank of New York Mellon, as Trustee, relating to $300,000,000 principal amount of the Company's 7.375% Senior Notes due 2019, including form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.7 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on February 26, 2010).

(4.7) Seventh Supplemental Indenture, dated as of September 16, 2010, between the Company and The Bank of New York Mellon, as Trustee, relating to $300,000,000 principal amount of the Company's 5.375% Senior Notes due 2020, including form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on September 16, 2010).

(4.8) Eighth Supplemental Indenture, dated as of March 16, 2012, between the Company and The Bank of New York Mellon, as Trustee, relating to $350,000,000 principal amount of the Company's 4.625% Senior Notes due 2022, including form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on March 16, 2012).

(4.9) Amended and Restated Trust Agreement of W. R. Berkley Capital Trust dated as of July 26, 2003 (Incorporated by reference to Exhibit 4.3 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 2, 2005).

(4.10) Subordinated Indenture between W. R. Berkley Corporation and The Bank of New York, as Trustee, dated as of July 26, 2005 (incorporated by reference to Exhibit 4.4 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 2, 2005).

(4.11) Supplemental Indenture No. 1 to the Subordinated Indenture between W. R. Berkley Corporation and The Bank of New York, as Trustee, dated as of July 26, 2005, relating to 6.750% Subordinated Debentures Due 2045 (incorporated by reference to Exhibit 4.6 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 2, 2005).

(4.12) Preferred Securities Guarantee Agreement between W. R. Berkley Corporation, as Guarantor, and The Bank of New York, as Preferred Guarantee Trustee, dated as of July 26, 2005, relating to W. R. Berkley Capital Trust II (incorporated by reference to Exhibit 4.6 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 2, 2005).

(4.13) The instruments defining the rights of holders of the other long term debt securities of the Company are omitted pursuant to Section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company agrees to furnish supplementally copies of these instruments to the Commission upon request.

(10.1) W. R. Berkley Corporation 2003 Stock Incentive Plan (incorporated by reference to Annex A of the Company's 2003 Proxy Statement (File No. 1-15202) filed with the Commission on April 14, 2003).

(10.2) W. R. Berkley Corporation 2012 Stock Incentive Plan (incorporated by reference to Annex A of the Company's 2012 Proxy Statement (File No. 1-15202) filed with the Commission on April 9, 2012).

(10.3) Form of Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on November 8, 2012).

(10.4) Form of Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on May 3, 2005).

(10.5) Form of Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 6, 2010).

(10.6) Form of Restricted Stock Unit Agreement for grant of April 4, 2003 (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 6, 2003).

(10.7) W. R. Berkley Corporation Deferred Compensation Plan for Officers as amended and restated effective December 3, 2007 (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on December 19, 2007).

(10.8) W. R. Berkley Corporation Deferred Compensation Plan for Directors as amended and restated effective December 3, 2007 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on December 19, 2007).

(10.9) W. R. Berkley Corporation 2007 Annual Incentive Compensation Plan (incorporated by reference to Annex A of the Company's 2006 Proxy Statement (File No. 1-15202) filed with the Commission on April 18, 2006).

(10.10) W. R. Berkley Corporation 2004 Long-Term Incentive Plan (incorporated by reference to Annex B from the Company's 2004 Proxy Statement (File No. 1-15202) filed with the Commission on April 12, 2004).

(10.11) W. R. Berkley Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Annex A of the Company's 2009 Proxy Statement (File No. 1-15202) filed with the Commission on April 17, 2009).

(10.12) Form of Performance Unit Award Agreement under the W. R. Berkley Corporation 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on May 3, 2005).

(10.13) Form of 2008 Performance Unit Award Agreement under the W. R. Berkley Corporation 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on March 13, 2008).

(10.14) Form of 2011 Performance Unit Award Agreement under the W. R. Berkley Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on February 28, 2012).

(10.15) W. R. Berkley Corporation 2009 Directors Stock Plan (incorporated by reference to Annex B of the Company's 2009 Proxy Statement (File No. 1-15202) filed with the Commission on April 17, 2009).

(10.16) Supplemental Benefits Agreement between William R. Berkley and the Company as amended and restated as of December 21, 2011 (incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on February 28, 2012).

(14) Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on March 14, 2005).

(21) Following is a list of the Company's significant subsidiaries and other operating entities. Subsidiaries of subsidiaries are indented and the parent of each such corporation owns 100% of the outstanding voting securities of such corporation except as noted below.

| | Jurisdiction of Incorporation | Percentage owned by the Company (1) |
|---|---|---|
| Berkley International, LLC (2) | New York | 100% |
| Berkley Surety Group, Inc. | Delaware | 100% |
| Signet Star Holdings, Inc. | Delaware | 100% |
| Berkley Insurance Company | Delaware | 100% |
| Admiral Insurance Company | Delaware | 100% |
| Admiral Indemnity Company | Delaware | 100% |
| Berkley London Holdings, Inc. (3) | Delaware | 100% |
| W. R. Berkley Insurance (Europe), Limited | United Kingdom | 100% |
| Carolina Casualty Insurance Company | Iowa | 100% |
| Berkley Assurance Company | Iowa | 100% |
| Clermont Insurance Company | Iowa | 100% |
| Nautilus Insurance Company | Arizona | 100% |
| Great Divide Insurance Company | North Dakota | 100% |
| Berkley Regional Insurance Company | Delaware | 100% |
| Acadia Insurance Company | New Hampshire | 100% |
| Berkley National Insurance Company | Iowa | 100% |
| Berkley Regional Specialty Insurance Company | Delaware | 100% |
| American Mining Insurance Company, Inc. | Alabama | 100% |
| Continental Western Insurance Company | Iowa | 100% |
| Firemen's Insurance Company of Washington, D.C. | Delaware | 100% |
| Tri-State Insurance Company of Minnesota | Minnesota | 100% |
| Union Insurance Company | Iowa | 100% |
| Key Risk Insurance Company | North Carolina | 100% |
| Midwest Employers Casualty Company | Delaware | 100% |
| Preferred Employers Insurance Company | California | 100% |
| Gemini Insurance Company | Delaware | 100% |
| Riverport Insurance Company | Minnesota | 100% |
| StarNet Insurance Company | Delaware | 100% |

(1) W. R. Berkley Corporation is the ultimate parent. The subsidiary of a direct parent is indicated by an indentation, and its percentage ownership is as indicated in this column.

(2) Berkley International, LLC is held by W. R. Berkley Corporation and its subsidiaries as follows: W. R. Berkley Corporation (2%), Admiral Insurance Company (35%), Berkley Regional Insurance Company (14%), Nautilus Insurance Company (14%) and Berkley Insurance Company (35%).

(3) Berkley London Holdings, Inc. is held by Admiral Insurance Company (66.7%) and Berkley Insurance Company (33.3%).

(23) Consent of Independent Registered Public Accounting Firm

(31.1) Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/ 15d-14(a).

(31.2) Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/ 15d-14(a).

(32.1) Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation:

Under date of February 28, 2013, we reported on the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, as contained in the Annual Report on Form 10-K for the year ended December 31, 2012. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules II through VI. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP

New York, New York
February 28, 2013

**Schedule II**

**W. R. Berkley Corporation**
**Condensed Financial Information of Registrant**
**Balance Sheets (Parent Company)**

| (In thousands) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ 162,972 | $ 270,637 |
| Fixed maturity securities available for sale at fair value (cost $281,708 and $244,921 at December 31, 2012 and 2011, respectively) | 286,597 | 247,537 |
| Equity securities available for sale, at fair value (cost $0 in 2012 and 2011) | 25,699 | 81,811 |
| Investment in subsidiaries | 5,979,539 | 5,334,461 |
| Due from subsidiaries | 106,334 | — |
| Current Federal income taxes | — | 15,137 |
| Property, furniture and equipment at cost, less accumulated depreciation | 7,895 | 6,595 |
| Other assets | 10,710 | 6,951 |
| Total assets | $ 6,579,746 | $ 5,963,129 |
| Liabilities and stockholders' equity | | |
| Liabilities: | | |
| Due to subsidiaries | $ — | $ 141,492 |
| Other liabilities | 176,416 | 146,823 |
| Current Federal income taxes | 8,253 | — |
| Deferred Federal income taxes | 31,914 | 12,283 |
| Junior subordinated debentures | 243,206 | 242,997 |
| Senior notes | 1,813,740 | 1,466,178 |
| Total liabilities | 2,273,529 | 2,009,773 |
| Stockholders' equity: | | |
| Preferred stock | — | — |
| Common stock | 47,024 | 47,024 |
| Additional paid-in capital | 945,166 | 941,109 |
| Retained earnings (including accumulated undistributed net income of subsidiaries of $4,023,780 and $3,329,079 at December 31, 2012 and 2011, respectively) | 4,817,807 | 4,491,162 |
| Accumulated other comprehensive income | 465,631 | 354,851 |
| Treasury stock, at cost | (1,969,411) | (1,880,790) |
| Total stockholders' equity | 4,306,217 | 3,953,356 |
| Total liabilities and stockholders' equity | $ 6,579,746 | $ 5,963,129 |

See accompanying Report of Independent Registered Public Accounting Firm and note to condensed financial statements.

**W. R. Berkley Corporation**
**Condensed Financial Information of Registrant, Continued**
**Statements of Income (Parent Company)**

| (In thousands) | Years Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Management fees and investment income including dividends from subsidiaries of $25,968, $502,327 and $405,917 for the years ended December 31, 2012, 2011 and 2010, respectively | $ 29,961 | $ 514,057 | $ 411,623 |
| Net investment gains (losses) | 71,130 | 45,962 | (1,891) |
| Other income | 271 | 96 | 158 |
| Total revenues | 101,362 | 560,115 | 409,890 |
| Operating costs and expense | 133,326 | 118,922 | 117,658 |
| Interest expense | 124,298 | 111,184 | 105,510 |
| Income before Federal income taxes | (156,262) | 330,009 | 186,722 |
| Federal income taxes: | | | |
| Federal income taxes provided by subsidiaries on a separate return basis | 132,379 | 79,200 | 28,377 |
| Federal income tax expense on a consolidated return basis | (160,226) | (89,144) | (138,389) |
| Net expense | (27,847) | (9,944) | (110,012) |
| Income (loss) before undistributed equity in net income of subsidiaries | (184,109) | 320,065 | 76,710 |
| Equity in undistributed net income of subsidiaries | 694,701 | 71,146 | 369,695 |
| Net income | $ 510,592 | $ 391,211 | $ 446,405 |

See accompanying Report of Independent Registered Public Accounting Firm and note to condensed financial statements.

# W. R. Berkley Corporation
## Condensed Financial Information of Registrant, Continued
## Statements of Cash Flows (Parent Company)

| (In thousands) | Years Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Cash flows (used in) from operating activities: | | | |
| Net income | $ 510,592 | $ 391,211 | $ 446,405 |
| Adjustments to reconcile net income to net cash from operating activities: | | | |
| Net investment (gains) losses | (71,130) | (45,962) | 1,891 |
| Depreciation and amortization | 5,624 | 4,905 | 3,963 |
| Equity in undistributed earnings of subsidiaries | (694,701) | (71,146) | (369,695) |
| Tax payments received from subsidiaries | 125,046 | 139,011 | 106,284 |
| Federal income taxes provided by subsidiaries on a separate return basis | (132,379) | (79,200) | (28,377) |
| Stock incentive plans | 26,763 | 27,176 | 26,318 |
| Change in: | | | |
| Federal income taxes | 44,423 | 56,542 | 29,332 |
| Other assets | 911 | (542) | 16,430 |
| Other liabilities | 28,017 | (6,747) | 11,467 |
| Accrued investment income | 97 | 1,559 | (2,776) |
| Other, net | (13) | 277 | — |
| Net cash (used in) from operating activities | (156,750) | 417,084 | 241,242 |
| Cash from (used in) investing activities: | | | |
| Proceeds from sales of fixed maturity securities | 93,354 | 70,665 | 164,920 |
| Proceeds from maturities and prepayments of fixed maturity securities | 121,191 | 165,158 | 85,695 |
| Proceeds from sales of equity securities | 72,565 | 47,735 | 3 |
| Cost of purchases of fixed maturity securities | (255,885) | (240,536) | (195,646) |
| Investments in and advances to subsidiaries, net | (16,480) | (3,867) | (18,685) |
| Change in balance due to security broker | (4,767) | (5,983) | (8,500) |
| Net additions to real estate, furniture & equipment | (1,857) | (643) | (1,212) |
| Net cash from (used in) investing activities | 8,121 | 32,529 | 26,575 |
| Cash from (used in) financing activities: | | | |
| Net proceeds from issuance of senior notes | 345,823 | — | 296,636 |
| Net proceeds from stock options exercised | 13,544 | 21,966 | 17,730 |
| Repayment of senior notes | — | — | (150,000) |
| Purchase of common treasury shares | (134,456) | (187,163) | (471,007) |
| Cash dividends to common stockholders | (183,947) | (43,255) | (49,348) |
| Net cash from (used in) financing activities | 40,964 | (208,452) | (355,989) |
| Net decrease in cash and cash equivalents | (107,665) | 241,161 | (88,172) |
| Cash and cash equivalents at beginning of year | 270,637 | 29,476 | 117,648 |
| Cash and cash equivalents at end of year | $ 162,972 | $ 270,637 | $ 29,476 |

See accompanying Report of Independent Registered Public Accounting Firm and note to condensed financial statements.

**W. R. Berkley Corporation**

**Condensed Financial Information of Registrant,Continued**

**December 31, 2012**

**Note to Condensed Financial Statements (Parent Company)**

The accompanying condensed financial statements should be read in conjunction with the notes to consolidated financial statements included elsewhere herein. Reclassifications have been made in the 2011 and 2010 financial statements as originally reported to conform them to the presentation of the 2012 financial statements.

The Company files a consolidated federal tax return with the results of its domestic insurance subsidiaries included on a statutory basis. Under present Company policy, federal income taxes payable by subsidiary companies on a separate-return basis are paid to W. R. Berkley Corporation, and the Company pays the tax due on a consolidated return basis.

**W. R. Berkley Corporation and Subsidiaries**
**Supplementary Insurance Information**
**December 31, 2012, 2011 and 2010**

| (In thousands) | Deferrred Policy Acquisition Cost | Reserve for Losses and Loss Expenses | Unearned Premiums | Net Premiums Earned | Net Investment Income | Loss and Loss Expenses | Amortizatio n of Deferred Policy Acquisition Cost | Other Operating Cost and Expenses | Net Premiums Written |
|---|---|---|---|---|---|---|---|---|---|
| **December 31, 2012** | | | | | | | | | |
| Specialty | $ 140,354 | $ 3,499,836 | $ 952,960 | $ 1,646,471 | $ 186,998 | $ 1,033,366 | $ 315,124 | $ 225,471 | $ 1,747,687 |
| Regional | 97,803 | 1,333,721 | 561,099 | 1,090,217 | 81,635 | 649,891 | 211,880 | 194,278 | 1,119,274 |
| Alternative Markets | 31,261 | 2,632,982 | 330,394 | 680,334 | 156,154 | 485,833 | 86,248 | 164,351 | 702,922 |
| Reinsurance | 65,090 | 1,458,672 | 241,430 | 446,939 | 96,123 | 270,526 | 140,740 | 38,527 | 477,252 |
| International | 69,539 | 825,875 | 388,964 | 809,555 | 56,605 | 508,863 | 163,591 | 131,645 | 851,404 |
| Corporate and adjustments | — | — | — | — | 9,248 | — | — | 127,768 | — |
| Total | $ 404,047 | $ 9,751,086 | $ 2,474,847 | $ 4,673,516 | $ 586,763 | $ 2,948,479 | $ 917,583 | $ 882,040 | $ 4,898,539 |
| **December 31, 2011** | | | | | | | | | |
| Specialty | $ 124,101 | $ 3,306,535 | $ 822,186 | $ 1,442,748 | $ 175,289 | $ 857,223 | $ 260,050 | $ 210,709 | $ 1,554,516 |
| Regional | 93,584 | 1,370,748 | 530,171 | 1,065,975 | 75,404 | 725,195 | 196,567 | 191,346 | 1,064,507 |
| Alternative Markets | 28,894 | 2,506,424 | 287,246 | 612,558 | 121,360 | 442,721 | 73,268 | 157,930 | 619,097 |
| Reinsurance | 56,355 | 1,523,210 | 207,956 | 426,008 | 91,871 | 262,286 | 120,697 | 51,646 | 430,329 |
| International | 62,003 | 630,217 | 342,016 | 613,578 | 42,882 | 370,940 | 134,536 | 110,900 | 688,919 |
| Corporate and adjustments | — | — | — | — | 19,545 | — | — | 113,680 | — |
| Total | $ 364,937 | $ 9,337,134 | $ 2,189,575 | $ 4,160,867 | $ 526,351 | $ 2,658,365 | $ 785,118 | $ 836,211 | $ 4,357,368 |
| **December 31, 2010** | | | | | | | | | |
| Specialty | $ 101,118 | $ 3,186,769 | $ 693,358 | $ 1,288,373 | $ 180,063 | $ 750,831 | $ 217,284 | $ 206,806 | $ 1,311,831 |
| Regional | 95,207 | 1,378,936 | 530,672 | 1,066,922 | 82,411 | 647,986 | 196,342 | 190,766 | 1,044,347 |
| Alternative Markets | 27,807 | 2,355,007 | 261,858 | 608,191 | 123,309 | 410,873 | 64,969 | 156,224 | 582,045 |
| Reinsurance | 55,147 | 1,591,397 | 203,430 | 419,356 | 103,079 | 220,230 | 121,512 | 50,771 | 401,239 |
| International | 48,003 | 504,440 | 264,403 | 452,740 | 32,794 | 279,947 | 108,470 | 75,943 | 511,464 |
| Corporate and adjustments | — | — | — | — | 8,869 | — | — | 314,841 | — |
| Total | $ 327,282 | $ 9,016,549 | $ 1,953,721 | $ 3,835,582 | $ 530,525 | $ 2,309,867 | $ 708,577 | $ 995,351 | $ 3,850,926 |

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule IV

**W. R. Berkley Corporation and Subsidiaries**
**Reinsurance**
**Years ended December 31, 2012, 2011 and 2010**

| (In thousands, other than percentages) | Premiums Written | | | | |
|---|---|---|---|---|---|
| | Direct Amount | Ceded to Other Companies | Assumed from Other Companies | Net Amount | Percentage of Amount Assumed to Net |
| **Year ended December 31, 2012:** | | | | | |
| Specialty | $ 2,017,574 | $ 323,506 | $ 53,619 | $ 1,747,687 | 3.1% |
| Regional | 1,203,003 | 99,328 | 15,599 | 1,119,274 | 1.4 |
| Alternative Markets | 913,381 | 268,448 | 57,989 | 702,922 | 8.2 |
| Reinsurance | 21,941 | 31,465 | 486,776 | 477,252 | 102.0 |
| International | 808,170 | 158,593 | 201,827 | 851,404 | 23.7 |
| Total | $ 4,964,069 | $ 881,340 | $ 815,810 | $ 4,898,539 | 16.7% |
| **Year ended December 31, 2011:** | | | | | |
| Specialty | $ 1,774,871 | $ 263,828 | $ 43,473 | $ 1,554,516 | 2.8% |
| Regional | 1,143,706 | 84,855 | 5,656 | 1,064,507 | 0.5 |
| Alternative Markets | 760,339 | 208,059 | 66,817 | 619,097 | 10.8 |
| Reinsurance | 5,179 | 22,841 | 447,991 | 430,329 | 104.1 |
| International | 685,997 | 140,362 | 143,284 | 688,919 | 20.8 |
| Total | $ 4,370,092 | $ 719,945 | $ 707,221 | $ 4,357,368 | 16.2% |
| **Year ended December 31, 2010:** | | | | | |
| Specialty | $ 1,492,589 | $ 214,025 | $ 33,267 | $ 1,311,831 | 2.5% |
| Regional | 1,155,970 | 115,789 | 4,166 | 1,044,347 | 0.4 |
| Alternative Markets | 619,832 | 120,672 | 82,885 | 582,045 | 14.2 |
| Reinsurance | 3,803 | 24,058 | 421,494 | 401,239 | 105.0 |
| International | 516,057 | 90,607 | 86,014 | 511,464 | 16.8 |
| Total | $ 3,788,251 | $ 565,151 | $ 627,826 | $ 3,850,926 | 16.3% |

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule V

**W. R. Berkley Corporation and Subsidiaries**
**Valuation and Qualifying Accounts**
**Years ended December 31, 2012, 2011 and 2010**

| (In thousands) | Opening Balance | Additions- Charged to Expense | Deduction- Amounts Written Off | Ending Balance |
|---|---|---|---|---|
| **Year ended December 31, 2012:** | | | | |
| Premiums and fees receivable | $ 17,666 | $ 9,598 | $ (4,345) | $ 22,919 |
| Due from reinsurers | 3,169 | 22 | (1,511) | 1,680 |
| Loan loss reserves | 19,805 | (13,723) | (462) | 5,620 |
| Total | $ 40,640 | $ (4,103) | $ (6,318) | $ 30,219 |
| **Year ended December 31, 2011:** | | | | |
| Premiums and fees receivable | $ 19,483 | $ 6,158 | $ (7,975) | $ 17,666 |
| Due from reinsurers | 3,098 | 71 | — | 3,169 |
| Deferred Federal and foreign income taxes | 2,328 | — | (2,328) | — |
| Loan loss reserves | 19,675 | 889 | (759) | 19,805 |
| Total | $ 44,584 | $ 7,118 | $ (11,062) | $ 40,640 |
| **Year ended December 31, 2010:** | | | | |
| Premiums and fees receivable | $ 19,733 | $ 5,013 | $ (5,263) | $ 19,483 |
| Due from reinsurers | 4,430 | — | (1,332) | 3,098 |
| Deferred Federal and foreign income taxes | 2,226 | 102 | — | 2,328 |
| Loan loss reserves | 13,583 | 6,232 | (140) | 19,675 |
| Total | $ 39,972 | $ 11,347 | $ (6,735) | $ 44,584 |

See accompanying Report of Independent Registered Public Accounting Firm.

**W. R. Berkley Corporation and Subsidiaries**
**Supplementary Information Concerning Property-Casualty Insurance Operations**
**Years Ended December 31, 2012, 2011 and 2010**

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Deferred policy acquisition costs | $ 404,047 | $ 364,937 | $ 327,282 |
| Reserves for losses and loss expenses | 9,751,086 | 9,337,134 | 9,016,549 |
| Unearned premium | 2,474,847 | 2,189,575 | 1,953,721 |
| Net premiums earned | 4,673,516 | 4,160,867 | 3,835,582 |
| Net investment income | 586,763 | 526,351 | 530,525 |
| Losses and loss expenses incurred: | | | |
| Current year | 2,997,995 | 2,791,860 | 2,509,933 |
| Prior years | (102,571) | (181,282) | (253,248) |
| Loss reserve discount accretion | 53,055 | 47,787 | 53,182 |
| Amortization of deferred policy acquisition costs | 917,583 | 785,118 | 708,577 |
| Paid losses and loss expenses | 2,708,935 | 2,486,998 | 2,453,077 |
| Net premiums written | 4,898,539 | 4,357,368 | 3,850,926 |

See accompanying Report of Independent Registered Public Accounting Firm.

# Operating Units

## Insurance

ACADIA INSURANCE GROUP
One Acadia Commons, P.O. Box 9010
Westbrook, Maine 04098-5010
Tel: (207) 772 4300 Fax: (207) 772 6104
www.acadiainsurance.com

Douglas M. Nelson, President
Charles A. Hamblen, CPCU, Senior Vice President and Chief Financial Officer
Susan N. Grady, Senior Vice President
Stephen J. Rich, CPCU, Senior Vice President
Jonathan R. Becker, Vice President
Andrew M. Burbank, Vice President
Joel D. Glockler, Vice President
Jane E. Gordon, Vice President
Joseph Gresia, Jr., Vice President
Lisa M. Kilbreth, Vice President
David J. LeBlanc, CPCU, Vice President
J. Barry May, CPCU, Vice President
David S. Richards, Vice President
Christopher R. Rourke, Vice President
Daniel L. Swift, Vice President
Kathryn P. Whitmore, Vice President

| | |
|---|---|
| Bedford, New Hampshire | Tel: (603) 627 8466 |
| Marlborough, Massachusetts | Tel: (508) 786 6600 |
| Rocky Hill, Connecticut | Tel: (860) 331 2400 |
| South Burlington, Vermont | Tel: (802) 658 0722 |
| Syracuse, New York | Tel: (315) 457 3757 |
| Westbrook, Maine | Tel: (207) 772 4300 |

ADMIRAL INSURANCE GROUP
1000 Howard Boulevard, Suite 200
Mount Laurel, New Jersey 08054
Tel: (856) 429 9200 Fax: (856) 429 8611
www.admiralins.com

James S. Carey, CPCU, President and Chief Executive Officer
Scott R. Barraclough, Executive Vice President
Thomas G. Grilli, Jr., Senior Vice President, Chief Financial Officer and Treasurer
Daniel A. MacDonald, Senior Vice President and Secretary
Curtis E. Fletcher, CPCU, Regional Vice President
Michael S. Howey, Regional Vice President
Martin M. Michell, Regional Vice President
Michael S. Bernstein, Vice President
Letha E. Heaton, Vice President
Richard Moore, Vice President and General Counsel
Robert J. Morgan, Vice President
Anthony A. Peraine, Vice President
Walter G. Strauss, Vice President
Patricia A. Vreeland, Vice President

| | |
|---|---|
| Austin, Texas | Tel: (512) 795 0766 |
| Duluth, Georgia | Tel: (770) 476 1561 |
| Seattle, Washington | Tel: (206) 467 6511 |

Admiral Excess Underwriters
Stamford, Connecticut Tel: (203) 323 8286

Admiral Professional Program
New York, New York Tel: (212) 566 5444

Admiral Risk Insurance Services, Inc.

| | |
|---|---|
| Chicago, Illinois | Tel: (312) 368 1107 |
| Los Angeles, California | Tel: (213) 891 9259 |

AMERICAN MINING INSURANCE GROUP
3490 Independence Drive
Birmingham, Alabama 35209
Tel: (205) 870 3535 Fax: (205) 870 3245
www.americanmining.com

Chandler F. Cox, Jr., CPCU, President and Chief Executive Officer
Dominick Giovannelli, Executive Vice President
Gregory T. Pierre, Senior Vice President and Chief Financial Officer
Gregory S. Barth, CPCU, Senior Vice President
Ruth A. Howald, CPCU, Senior Vice President
John S. Huddleston, Senior Vice President
William W. Schrimpf, Sr., Senior Vice President and General Counsel
Donna C. Shenesky, Senior Vice President
Bryant E. Brown, Senior Vice President
Durbin W. Christner, Vice President
Jonathan W. Flower, Vice President
Theodore C. Roose, Vice President
Rosemary C. Courington, Secretary and Treasurer

| | |
|---|---|
| Bettendorf, Iowa | Tel: (563) 345 6311 |
| Denver, Colorado | Tel: (303) 357 2637 |
| Johnstown, Pennsylvania | Tel: (814) 255 0200 |
| Las Vegas, Nevada | Tel: (702) 754 5800 |
| Lexington, Kentucky | Tel: (859) 971 1955 |
| Richlands, Virginia | Tel: (276) 596 9611 |

BERKLEY ACCIDENT AND HEALTH
2445 Kuser Road, Suite 201
Hamilton Square, New Jersey 08690-3303
Tel: (609) 584 6990 Fax: (609) 588 5770
www.berkleyah.com

Christopher C. Brown, President and Chief Executive Officer
Donato Gasparro, Chief Operating Officer
Lee D. Davidson, Vice President
James Hoitt, Vice President
Robert Robinson, Vice President
Peter C. Jonson, Controller

| | |
|---|---|
| Roswell, Georgia | Tel: (678) 387 1823 |
| Annapolis, Maryland | Tel: (301) 365 0087 |
| Cleveland, Ohio | Tel: (440) 728 1805 |
| Columbus, Ohio | Tel: (614) 446 6202 |
| Council Bluffs, Iowa | Tel: (712) 329 3617 |
| Dallas, Texas | Tel: (972) 849 7406 |
| Denver, Colorado | Tel: (303) 667 5198 |
| Kansas City, Missouri | Tel: (913) 515 7374 |
| Lansdale, Pennsylvania | Tel: (267) 263 2578 |
| Marlborough, Massachusetts | Tel: (508) 573 6084 |
| Minneapolis, Minnesota | Tel: (609) 584 4618 |
| Seattle, Washington | Tel: (425) 401 4246 |

BERKLEY ASSET PROTECTION UNDERWRITING MANAGERS
317 Madison Avenue, Suite 1104
New York, New York 10017
Tel: (212) 922 0659    Fax: (212) 922 9362
www.berkleyassetpro.com

Joseph P. Dowd, President
Gregory J. Smith, Executive Vice President
Michael D. Beranek, Vice President
Patricia A. Logan, Vice President
Sean C. Missal, Vice President
Nicholas A. F. Reynolds, Vice President

| | |
|---|---|
| Little Rock, Arkansas | Tel: (501) 707 6548 |
| Walnut Creek, California | Tel: (925) 472 8217 |
| West Hartford, Connecticut | Tel: (860) 521 3609 |
| Glen Allen, Virginia | Tel: (804) 237 5253 |
| Chicago, Illinois | Tel: (312) 705 1101 |

BERKLEY AVIATION
1101 Anacapa Street, Suite 200
Santa Barbara, California 93101
Tel: (805) 898 7640    Fax: (805) 898 7690
www.berkleyaviation.com

Jason R. Niemela, President
Richard S. Huston, Senior Vice President
Peter F. Barnes, Vice President
Gary L. Feramisco, Vice President
Ryan R. Gould, Vice President
Alan C. Hair, Vice President and Chief Financial Officer
Matthew P. Rowley, Vice President
Lester E. Wenzel, Vice President
Terence J. White, Vice President

BERKLEY CUSTOM INSURANCE MANAGERS
3 Stamford Plaza
301 Tresser Boulevard, 6th Floor
Stamford, Connecticut 06901
Tel: (203) 905-7560    Fax: (203) 905-7599

Michael P. Fujii, President
Mark G. Ying, Chief Casualty Officer
Michael A. Coca, Chief Operating Officer
Kevin F. Dangelo, Senior Vice President – Los Angeles
David W. Mansfield, Senior Vice President – Chicago
Brian X. Mullady, Senior Vice President – New York
Thomas B. Ferri, Senior Vice President
Jonathan Gale, Senior Vice President
Michael J. Miraglia, Senior Vice President
Margaret S. Argentati, Vice President
Pamela L. Asbury, Vice President
Allen Blum, Vice President
Jerome P. Gleich, Vice President
Sherry D. Dunn, Vice President

BERKLEY LATIN AMERICA AND CARIBBEAN MANAGERS
1395 Brickell Avenue, Suite 800
Miami, Florida 33131
Tel: (302) 746-2136

Eduardo I. Llobet, President

BERKLEY LIFE SCIENCES
200 Princeton South Corporate Center, Suite 250
Ewing, New Jersey 08628
Tel: (609) 844 7800    Fax: (609) 844 7859
www.berkleyls.com

Jill E. Wadlund, President
Bradley M. John, Senior Vice President
Spencer J. Page, Senior Vice President and Chief Financial Officer
Emily J. Urban, Senior Vice President
Chris W. Dorko, Vice President
Eric M. Jacobs, Vice President
Lisa K. Krist, Vice President
Paul Osuch, Vice President
Esperanza Pereira, Vice President
Hedy Linette Ranieri, Vice President
Scott A. Rosenberg, Vice President

BERKLEY MEDICAL EXCESS UNDERWRITERS
16305 Swingley Ridge Road, Suite 450
St. Louis, Missouri 63017
Tel: (800) 523 3815
www.berkleymed.com

Collin J. Suttie, President
W. Matthew Fessler, Executive Vice President
Roger J. Becker, Senior Vice President
Russell A. Creed, Senior Vice President
Robbin A. Willis, Senior Vice President
JoAnn Beck, Vice President
James G. LeBlanc, Vice President
Jane M. Sharpe, Vice President

BERKLEY MID-ATLANTIC GROUP
4820 Lake Brook Drive, Suite 300
Glen Allen, Virginia 23060
Tel: (804) 285 2700    Fax: (804) 285 5717
www.wrbmag.com

Kevin W. Nattrass, President and Chief Executive Officer
Nancy Newmister, Senior Vice President and Chief Underwriting Officer
William Kirk Bonner, Vice President
Jeffrey E. Bouton, CPCU, Vice President
Jonathan S. Dillon, Vice President
Bernard C. Kurtzweil, CPCU, Vice President
Allen R. Latimer, Vice President, Chief Financial Officer and Treasurer
J. Michael Lent, CPCU, Vice President
Marianne M. Morosko, CPCU, Vice President
Vickie L. Price, Vice President
Laura L. Thorne, Vice President
William E. Yount, CPCU, Vice President

Charlotte, North Carolina
Erie, Pennsylvania
Glen Allen, Virginia
Harrisburg, Pennsylvania
Pittsburgh, Pennsylvania
Tel: (800) 283 1153

## BERKLEY NET UNDERWRITERS

12701 Marblestone Drive, Suite 250
Woodbridge, Virginia 22192
Tel: (703) 586 6300 Fax: (703) 586 6286
www.berkleynet.com

John K. Goldwater, President and Chief Executive Officer
John J. Burke, Senior Vice President
James B. Gilbert, Senior Vice President
Brian R. Risen, CPCU, Senior Vice President
David J. Lasota, CPCU, Vice President
Connie F. Yost, CPA, Vice President and Chief Financial Officer

Hamilton Square, New Jersey Tel: (609) 584 6990

## BERKLEY NORTH PACIFIC GROUP

13920 SE Eastgate Way, Suite 120
Bellevue, Washington 98005
Tel: (877) 316 9038 Fax: (866) 461 1357
www.berkleynpac.com

Jeffrey R. Dehn, CPCU, President and Chief Executive Officer
Deirdre A. Ashlock, CPCU, Vice President
Brent W. Irving, Vice President
John C. Mallary, Vice President
John P. McPeak, Vice President, Chief Financial Officer and Treasurer
John F. Thelen, Vice President, General Counsel and Secretary
Rob E. Thoms, Vice President
Janet M. Whiting, Vice President
Kelly A. Wieland, Vice President

Meridian, Idaho Tel: (800) 480 2942
Salt Lake City, Utah Tel: (800) 480 2942
Spokane, Washington Tel: (800) 480 2942

## BERKLEY OFFSHORE UNDERWRITING MANAGERS

14 Wall Street, Suite 1610
16th Floor
New York, New York 10005
Tel: (212) 618 2951 Fax: (212) 618 2940

Frank A. Costa, President
D. Scott Barnard, Vice President
Lester R. Bogdan, Vice President
Beena Gadgil, Vice President
Brian F. Murphy, Vice President
Aron L. Pasternack, Vice President
Jennifer R. Todd, Vice President and Chief Financial Officer

Houston, Texas Tel: (832) 547 2900

## BERKLEY OFFSHORE UNDERWRITING MANAGERS UK, LIMITED

40 Lime Street, 7th Floor
London EC3M 7AW, England
Tel: (44) 207 337 1400

R. Christian Walker, Executive Vice President
Allan E. Francis, Vice President
Michael P. D. Hayes, Vice President

## BERKLEY OIL & GAS SPECIALTY SERVICES

10375 Richmond Avenue, Suite 1900
Houston, Texas 77042
Tel: (877) WRBC BOG (877 972 2264) Fax: (832) 308 6982
www.berkleyoil-gas.com

Carol A. Randall, President
Linda A. Eppolito, Chief Financial Officer
Isaac Merchant, Chief Actuarial Officer
Eric Castillo, Vice President
Mark W. Davenport, Vice President
Nancy R. Zoril, Vice President

## Berkley Renewable Energy

250 South Wacker Drive, Suite 700
Chicago, Illinois 60606
Tel: (312) 881 1454 Fax: (312)881 1338

Marie Gwin, Vice President

## BERKLEY PROFESSIONAL LIABILITY

14 Wall Street, Suite 1610
16th Floor
New York, New York 10005
Tel: (212) 618 2900 Fax: (212) 618 2940
www.berkleypro.com

John R. Benedetto, President
Steven P. Walsh, Executive Vice President
Paul A. Brophy, Senior Vice President
Ashley M. Beales, Vice President
Rocco A. Capuano, Vice President
Raymond DeCarlo, Vice President
Penny J. Kilberry, Vice President
Michael C. Nicolai, Vice President
Paul E. Sowadski, Vice President
Albert Sunwoo, Vice President
Josh A. Weiss, Vice President
Larry X. Zhang, Vice President

Toronto, Ontario, Canada Tel: (416) 304 1178

## BERKLEY PUBLIC ENTITY MANAGERS

30 South 17th Street, Suite 820
Philadelphia, Pennsylvania 19103
Tel: (215) 553 7366

Richard B. Vincelette, President
Brian T. Whooley, Senior Vice President
Stephen D. Dzury, Senior Vice President

## BERKLEY REGIONAL SPECIALTY

14902 North 73rd Street
Scottsdale, Arizona 85260
Tel: (480) 444 5950 Fax: (480) 607 2991

Paul S. McAuliffe, President and Chief Executive Officer
Gordon L. Keffer, Vice President, Chief Financial Officer and Treasurer
Patrick K. Watland, CPCU, Senior Vice President
Donna J. Latham, Vice President
Ronda A. Lofton, Vice President
Sheri L. Reintjes, Vice President

| | |
|---|---|
| Chicago, Illinois | Tel: (312) 725 7670 |
| Dallas, Texas | Tel: (972) 719 2824 |
| Rocky Hill, Connecticut | Tel: (860) 331 2413 |
| Harrisburg, Pennsylvania | Tel: (717) 651 3381 |
| Glen Allen, Virginia | Tel: (804) 237 5273 |
| Westbrook, Maine | Tel: (207) 874 1617 |
| Denver, Colorado | Tel: (303) 357 2631 |
| Scottsdale, Arizona | Tel: (866) 412 7742 |

## BERKLEY RISK ADMINISTRATORS COMPANY, LLC

222 South Ninth Street, Suite 1300
Minneapolis, Minnesota 55402-3332
Tel: (612) 766 3000 Fax: (612) 766 3099
www.berkleyrisk.com

J. Michael Foley, President
Scott L. Dahlager, Vice President
Christopher J. Elliott, Vice President
Patricia J. Fish, Vice President
Ann E. Gergen, Vice President
John M. Goodwin, Vice President
Todd T. Johnson, Vice President
Becky L. Kenyon, Vice President
Matthew J. Partington, Vice President
Geraint D. Powell, Vice President and Legal Counsel
Paul M. Welna, Vice President
Harini Upadhyaya, Vice President

| | |
|---|---|
| Bedford, New Hampshire | Tel: (860) 409 2365 |
| Council Bluffs, Iowa | Tel: (800) 832 0137 |
| Indianapolis, Indiana | Tel: (317) 585 2799 |
| Las Vegas, Nevada | Tel: (702) 415 2970 |
| Little Rock, Arkansas | Tel: (913) 385 4961 |
| Nashville, Tennessee | Tel: (615) 493 7777 |
| Overland Park, Kansas | Tel: (913) 385 4960 |
| Pierre, South Dakota | Tel: (605) 945 2144 |
| Rolling Meadows, Illinois | Tel: (866) 738 3243 |
| St. Paul, Minnesota | Tel: (651) 281 1200 |
| Scottsdale, Arizona | Tel: (602) 992 8844 |
| Wauwatosa, Wisconsin | Tel: (414) 771 2038 |

### Berkley Administrators of Connecticut, Inc.

Farmington, Connecticut — Tel: (860) 409 9300

### Berkley Risk Managers

Mays Landing, New Jersey — Tel: (609) 625 5544

### Berkley Risk Services of Colorado

Denver, Colorado — Tel: (303) 357 2600

### Southwest Risk Services

Scottsdale, Arizona — Tel: (602) 996 8810

## BERKLEY SELECT

250 South Wacker Drive, Suite 700
Chicago, Illinois 60606
Tel: (312) 881 1330 Fax: (312) 881 1338
www.berkleyselect.com

Joseph G. Shores, President
Diane L. Cummings, Executive Vice President
Joseph N. Smith, Chief Financial Officer
Ernest J. Fahien, Vice President
Todd D. Hampton, Vice President

## BERKLEY SOUTHEAST INSURANCE GROUP

1720 Windward Concourse, Suite 275
Alpharetta, Georgia 30005
Tel: (770) 751 8901
www.BerkleySIG.com

Dennis L. Barger, President

## BERKLEY SPECIALTY UNDERWRITING MANAGERS

Three Ravinia Drive, Suite 500
Atlanta, Georgia 30346
Tel: (404) 443 2040 Fax: (404) 443 2050
www.berkleysum.com

Steven S. Zeitman, Chairman and Chief Executive Officer
Kenneth J. Berger, President
Rick Bak, CPCU, Executive Vice President and Chief Operating Officer
Elena D. Mohler, CPCU, Senior Vice President
Patricia K. London, Vice President and Chief Financial Officer
Cindy L. Broschart, President – Entertainment and Sports
Michael A. Harris, Vice President
Peter E. Lambert, CPCU, Vice President
Edwin Baez, CPCU, Vice President
John T. Carty, Vice President
Steven Collett, Vice President
Kenneth J. Danowski, Vice President
Chris DeLauder, Vice President
Paul J. Kinni, Vice President
Jean-Michel Mathys, Vice President
Robert J. Patterson, Vice President
Jeff Wyatt, Vice President

### Entertainment and Sports

Irving, Texas — Tel: (972) 819 8980

### Environmental

| | |
|---|---|
| Atlanta, Georgia | Tel: (404) 443 2117 |
| Boston, Massachusetts | Tel: (857) 265 7478 |
| Chicago, Illinois | Tel: (404) 443 2082 |
| Jersey City, New Jersey | Tel: (201) 748 3025 |
| Philadelphia, Pennsylvania | Tel: (215) 533 7360 |
| Walnut Creek, California – BMIS | Tel: (925) 472 8210 |

## BERKLEY SURETY GROUP

412 Mt. Kemble Avenue, Suite 310N
Morristown, New Jersey 07960
Tel: (973) 775 5021 Fax: (973) 775 5204
www.berkleysurety.com

Andrew M. Tuma, President
Vincent P. Forte, Chief Operating Officer
Michael J. Hurley, Senior Vice President
David Pesce, Senior Vice President
John F. Beers, Vice President
Todd A. Fraaken, Vice President
Christopher J. Nolan, Vice President
Robert G. Kelly, Vice President
Frank J. Librera, Vice President
Tim Miller, Vice President
Debra Paziora, Vice President
Sean Petty, Vice President

| | |
|---|---|
| Alpharetta, Georgia | Tel: (678) 624 1818 |
| Arlington, Virginia | Tel: (973) 775 5086 |
| Charlotte, North Carolina | Tel: (973) 775 5077 |
| Dallas, Texas | Tel: (972) 385 1140 |
| Danvers, Massachusetts | Tel: (973) 775 5082 |
| Denver, Colorado | Tel: (303) 357 2616 |
| Glendale, California | Tel: (818) 550 1403 |
| Morristown, New Jersey | Tel: (973) 775 5021 |
| Naperville, Illinois | Tel: (973) 775 5282 |
| Nashville, Tennessee | Tel: (615) 345 0306 |
| New York, New York | Tel: (212) 867 2650 |
| Radnor, Pennsylvania | Tel: (973) 775 5096 |
| Seattle, Washington | Tel: (206) 223 5842 |
| St. Louis, Missouri | Tel: (973) 775 5278 |
| Tampa, Florida | Tel: (813) 870 2077 |
| Urbandale, Iowa | Tel: (800) 456 5486 |
| Westbrook, Maine | Tel: (207) 228 1922 |

## BERKLEY TECHNOLOGY UNDERWRITERS

222 South Ninth Street, Suite 2910
Minneapolis, Minnesota 55402
Tel: (612) 344 4550 Fax: (855) 999 0559

Matthew A. Mueller, President
Bonita J. Girard, Senior Vice President
Jeannie M. Olson, Senior Vice President
Jeffrey J. Capanna, Vice President
Jonathan L. Graetz, Vice President
Joyce E. Krech, Vice President

## BERKLEY UNDERWRITING PARTNERS

215 Shuman Boulevard, Suite 200
Naperville, Illinois 60563
Tel: (630) 210 0360 Fax: (630) 210 0375
www.bupllc.com

John S. Diem, President and Chief Executive Officer
Michael Anello, Senior Vice President
Julius M. Colangelo, Senior Vice President
Spencer L. Coyle, Senior Vice President
David A. Hanes, Senior Vice President
Joseph M. Pojman, Senior Vice President
Stephen Bosy, Vice President
Christopher C. Campbell, Vice President
Kevin P. Novak, Vice President and Chief Financial Officer
Steven H. Strauss, Vice President
Thomas J. Voss, Vice President

## CAROLINA CASUALTY INSURANCE GROUP

4600 Touchton Road East, Building 100, Suite 400
Jacksonville, Florida 32246
Tel: (904) 363 0900 Fax: (904) 363 8098
www.carolinacas.com

Douglas J. Powers, CPCU, President and
Chief Executive Officer
Gerald B. Bushey, Vice President
Reyad G. Cratem, III, Vice President, Chief Financial Officer
and Treasurer
Mark J. Gallo, Vice President
Vincent M. Kellaher, Vice President
Robert W. Perew, Vice President
Catherine P. Steckner, Vice President

## CLERMONT SPECIALTY MANAGERS

3 University Plaza Dr. Suite 604
Hackensack, New Jersey 07601
Tel: (201) 518 2500 Fax: (201) 342 6381
www.clermonthid.com

William J. Johnston, President
Belinda Mattucci, Senior Vice President
Richard H. Starkie, Senior Vice President
Andie Kanefsky, Senior Vice President
Holly Fettinger, Vice President
Stephanie Miller, Vice President

## CONTINENTAL WESTERN GROUP

11201 Douglas Avenue
Des Moines, Iowa 50322
Tel: (515) 473 3000 Fax: (515) 473 3015
www.cwgins.com

Michael G. Connor, CPCU, President
Amy M. Argo, CPCU, Regional Vice President
William J. Besonen, CPCU, Regional Vice President
Ordean H. Voight, CPCU, Regional Vice President
Ann M. Collins, Vice President, Chief Financial Officer
and Treasurer
Meyer T. Lehman, Vice President
Thomas E. Nelson, CPCU, Vice President
Doug R. Pearson, CPCU, Vice President
Terry L. Shaw, CPCU, Vice President
John F. Thelen, Vice President, General Counsel
and Secretary
Stuart J. Walker, CPCU, Vice President
C. Jeffrey West, Vice President

| | |
|---|---|
| Denver, Colorado | Tel: (303) 357 2630 |
| Des Moines, Iowa | Tel: (515) 473 3000 |
| Lincoln, Nebraska | Tel: (402) 423 7688 |
| Luverne, Minnesota | Tel: (507) 283 9561 |
| Middleton, Wisconsin | Tel: (608) 826 1185 |

### Berkley Agribusiness Risk Specialists

11201 Douglas Avenue
Des Moines, Iowa 50322
Tel: (515) 473 3000 Fax: (866) 342 0630
www.berkleyag.com

Terry L. Shaw, CPCU, President
Bradley T. London, CPCU, Senior Vice President
Bradley G. Waline, CPCU, Senior Vice President
Tony L. Hudnutt, Vice President
Alan M. Tweeten, CPCU, Vice President

## FINSECURE

849 Fairmount Avenue, Suite 301
Towson, Maryland 21286
Tel: (410) 337 9260 Fax: (866) 915 7879
www.finsecure.net

Michael P. Dandini, President
Joseph L. Mathews, Chief Financial Officer
Barbara A. Ewing, Vice President

| | |
|---|---|
| La Porte, Indiana (Credit Unions) | Tel: (219) 362 6151 |

GEMINI TRANSPORTATION UNDERWRITERS
99 Summer Street, Suite 1800
Boston, Massachusetts 02110
Tel: (617) 310 8200 Fax: (617) 310 8299
www.geminiunderwriters.com

Rocco P. Modafferi, President
Mark B. Steen, CPCU, Senior Vice President
Akito Miyazaki, Treasurer
Jason Lewis, Vice President

KEY RISK
7900 McCloud Road, Suite 300
Greensboro, North Carolina 27409
Tel: (336) 668 9050 Fax: (336) 605 7544
www.keyrisk.com

Robert W. Standen, President
Rebecca H. Karr, CPCU, Chief Operating Officer and Chief Financial Officer
Joseph J. Abriola, Senior Vice President
Joe C. Brooks, Senior Vice President
John A. Godfrey, CPCU, Senior Vice President
Anne H. Myers, CPCU, Senior Vice President
David A. Chandler, CPCU, Vice President
Janice C. Duggins, Vice President
Kimberly S. Fiedler, Vice President
Michael H. Marcus, Vice President
Susan H. Preston, Vice President
F. Douglas Ryan, Vice President
Kyal B. Strozier, CPCU, Vice President
Greg S. Tardy, CPCU, Vice President

| | |
|---|---|
| Alpharetta, Georgia | Tel: (770) 751 8901 |
| Baltimore, Maryland | Tel: (410) 864 2600 |
| Charlotte, North Carolina | Tel: (704) 329 9550 |
| Columbia, South Carolina | Tel: (803) 252 1777 |
| Harrisburg, Pennsylvania | Tel: (800) 942 0225 ext 5201 |
| Nashville, Tennessee | Tel: (615) 493 7778 |
| Richmond, Virginia | Tel: (804) 288 2660 |

MIDWEST EMPLOYERS CASUALTY GROUP
14755 North Outer Forty Drive, Suite 300
Chesterfield, Missouri 63017
Tel: (636) 449 7000 Fax: (636) 449 7199
www.mwecc.com

Melodee J. Saunders, President and Chief Operating Officer
Steven J. Link, Executive Vice President
Donna L. Knowling, Senior Vice President and Secretary
Linda M. Howell, Senior Vice President
Thomas E. Lentz, Vice President and Chief Financial Officer
J. Daniel Asahl, Vice President
Andrew L. Cartwright, Vice President
Michael R. Foerst, Vice President
Mark S. Sidney, Vice President
V. Danielle Schroeder, Vice President

MONITOR LIABILITY MANAGERS
2850 West Golf Road, Suite 800
Rolling Meadows, Illinois 60008-4039
Tel: (847) 806 6590 Fax: (847) 806 6282
www.monitorliability.com

Sandra C. Nelson, President
Randal P. Mrozowicz, Executive Vice President
Peter A. Lindquist, Senior Vice President, Chief Financial Officer
David R. Aller, Senior Vice President
Joseph B. Haltman, Senior Vice President
Thomas J. Mathias, Senior Vice President
Daniel J. Flick, Vice President
Jason A. Fogg, Vice President
Thomas M. Hayden, Vice President
David M. Kramer, Vice President
Lynette M. Lyngaas, Vice President
Sharon F. Reba, Vice President

| | |
|---|---|
| Greenwood Village, Colorado | Tel: (303) 221 4751 |
| Irving, Texas | Tel: (972) 719 2463 |
| San Mateo, California | Tel: (650) 341 8638 |
| Scottsdale, Arizona | Tel: (602) 368 6645 |
| Towson, Maryland | Tel: (410) 296 4138 |
| Urbandale, Iowa | Tel: (515) 473 3467 |

NAUTILUS INSURANCE GROUP
7233 East Butherus Drive
Scottsdale, Arizona 85260
Tel: (480) 951 0905 Fax: (480) 951 9730
www.nautilusinsgroup.com

Thomas M. Kuzma, President and Chief Executive Officer
Miklos F. Kallo, Senior Vice President, Chief Financial Officer and Treasurer
Michael J. Kilgas, Senior Vice President
Bradley A. Lontz, Senior Vice President
Wendy L. Markham, CPCU, Senior Vice President
Kellie R. Barwick, Vice President
James Cassara, III, Vice President
Stephen S. Corrigall, CPCU, Vice President
Raymond J. Hall, CPCU, Vice President
Kimberly R. Levensky, Vice President
Bonnie R. McKrill, Vice President
Veronica L. Monteilh, Vice President
Deborah J. Savoie, Vice President
Mindy M. Sheble, CPCU, Vice President
Janet L. Shemanske, Vice President and Secretary
Monica R. Spivey, Vice President
Katherine M. Suhm, CPCU, Vice President
Craig N. Williams, Vice President

PREFERRED EMPLOYERS GROUP
1455 Frazee Road, Suite 1000
San Diego, California 92108
Tel: (619) 688 3900 Fax: (888) 472 9490
www.peiwc.com

Steven A. Gallacher, President
Timothy J. Wiebe, Vice President, Chief Financial Officer and Treasurer

Marc J. Beaulieu, Senior Vice President
Rosemary Favier, Senior Vice President
Jan A. Beaver, Vice President and Secretary
John C. Bennett, Vice President
Randy Sysol, Vice President

### REGIONAL EXCESS UNDERWRITERS, LLC

222 Las Colinas Boulevard W, Suite 1300
Irving, Texas 75039
Tel: (877) 738 3170 Fax: (866) 495 9044
www.regionalxs.com

Darwin E. Lucas, President
Irvin Wolf, III, Senior Vice President
Beth Preston, CPCU, Vice President

| | |
|---|---|
| Charlotte, North Carolina | Tel: (866) 339 6192 |
| Chicago, Illinois | Tel: (866) 339 6330 |
| Denver, Colorado | Tel: (866) 901 9185 |
| Des Moines, Iowa | Tel: (877) 738 8170 |
| Henderson, Nevada | Tel: (866) 796 1267 |
| Irving, Texas | Tel: (866) 339 7330 |
| Jacksonville, Florida | Tel: (866) 873 0171 |
| Seattle, Washington | Tel: (866) 338 7484 |
| Westbrook, Maine | Tel: (866) 261 0420 |
| Wheeling, West Virginia | Tel: (866) 796 7888 |

### RIVERPORT INSURANCE SERVICES

222 South Ninth Street, Suite 1300
Minneapolis, Minnesota 55402-3332
Tel: (612) 766 3100 Fax: (612) 766 3860
www.riverportinsurance.com

James B. Ketterson, President
Elizabeth M. Misura, Chief Financial Officer and Chief Operating Officer
David S. Kyllo, Senior Vice President and Secretary
Kim J. Brenckman, Senior Vice President
Edward Gerber, Vice President
Colleen M. Lazanich, Vice President
David W. Schirmer, Vice President

### UNION STANDARD INSURANCE GROUP

222 Las Colinas Boulevard W, Suite 1300
Irving, Texas 75039-5433
Tel: (972) 719 2400 Fax: (972) 719 2401
www.usic.com

Craig W. Sparks, President
Edmund P. Hemmerick, CPCU, Senior Vice President
Jeffrey N. Carver, Regional Vice President
Mary Jane Neese, Regional Vice President
Thomas L. Cawley, Vice President
Richard W. Hitch, CPCU, Vice President
Jeffrey S. Hockersmith, Vice President and Chief Financial Officer
O. Melvin Holt, CPCU, Vice President
Jacquelynne Hurst, Vice President
B. Keith Mitchell, Vice President
Greg R. Perkins, Vice President
E. Leslie Prock, Vice President
Ty C. Simmons, Vice President, Corporate Counsel and Secretary
Michael W. Smith, Vice President

| | |
|---|---|
| Albuquerque, New Mexico | Tel: (505) 346 7608 |
| Birmingham, Alabama | Tel: (601) 581 4134 |
| Dallas, Texas | Tel: (972) 719 2431 |
| Little Rock, Arkansas | Tel: (501) 707 6543 |
| Meridian, Mississippi | Tel: (601) 581 4134 |
| Nashville, Tennessee | Tel: (615) 932 5508 |
| Oklahoma City, Oklahoma | Tel: (405) 254 1862 |
| Phoenix, Arizona | Tel: (480) 281 3933 |
| San Antonio, Texas | Tel: (210) 515 5208 |

### Berkley Fire & Marine Underwriters

2850 West Golf Road, Suite 800
Rolling Meadows, IL 60008
Tel: (972) 719 2406

John T. Geary, President

### VELA INSURANCE SERVICES

311 South Wacker Drive, Suite 3600
Chicago, Illinois 60606
Tel: (312) 553 4413 Fax: (312) 553 4431

David A. Jordan, President
Gerald Kalvaitis, Jr., Senior Vice President
Francis McGovern, Senior Vice President
Terri Moran, Senior Vice President
Michael Sullivan, Senior Vice President
William Braden, Vice President
Mary Ceko, JD, Vice President
Julie Dunai, Vice President
Kay Frerk, FCAS, MAAA, Vice President
John Lindquist, Vice President
David Lucey, Vice President
Patricia Maruszak, Vice President
Roy Pomerantz, Vice President
Christine Ramberg, Vice President
Joseph Rugnetta, Vice President

| | |
|---|---|
| Chicago, Illinois | Tel: (312) 553 4413 |
| Jacksonville, Florida | Tel: (904) 363 8015 |
| Omaha, Nebraska | Tel: (402) 492 8352 |
| Radnor, Pennsylvania | Tel: (610) 688 4275 |
| San Diego, California | Tel: (858) 521 8402 |
| Solvang, California | Tel: (805) 693 0839 |
| Walnut Creek, California | Tel: (925) 472 8220 |
| St. Paul, Minnesota | Tel: (404) 443 2075 |
| Glastonbury, Connecticut | Tel: (404) 443 2070 |
| Atlanta, Georgia | Tel: (404) 443 2058 |
| Medford, Oregon | Tel: (805) 693 0859 |

### VERUS UNDERWRITING MANAGERS

4820 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060
Tel: (804) 525 1360 Fax: (804) 525 1362
www.verusins.com

Dale H. Pilkington, President
Thomas J. Allen, Senior Vice President
J. Landis Graham, Senior Vice President
Douglas M. Grant, Senior Vice President
Steven P. Earhart, Vice President and Chief Financial Officer
Chris L. Anderson, Vice President
Dale A. Diamond, Vice President
Brandon L. Heutmaker, Vice President
Craig A. Mathre, Vice President

## Reinsurance

BERKLEY INSURANCE COMPANY
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 542 3800    Fax: (203) 542 3839

William R. Berkley, Chairman
W. Robert Berkley, Jr., President
Eugene G. Ballard, Senior Vice President and Treasurer
Mark G. Davidowitz, Senior Vice President
Jeffrey M. Hafter, Senior Vice President
Ira S. Lederman, Senior Vice President and Secretary
Rajiv N. Raval, Senior Vice President and General Counsel
Bill Thornton, CPCU, Senior Vice President
Lloyd W. Wenzl, Vice President and Controller

BERKLEY RE AMERICA
3 Stamford Plaza
301 Tresser Boulevard, 7th Floor
Stamford, Connecticut 06901
Tel: (203) 905 4444    Fax: (203) 905 4629
www.berkleyreamerica.com

Jon A. Schriber, President
Mark G. Davidowitz, Senior Vice President and Chief Financial Officer
David F. Blake, Senior Vice President
Todd W. Bolden, Senior Vice President
Anthony J. Cocozza, Senior Vice President
Graham C. Dickinson, Senior Vice President
Melissa M. Emmendorfer, Senior Vice President
Julie K. Halper, Senior Vice President
Timothy C. McCoy, Senior Vice President
John J. Myers, Senior Vice President
Gordon J. Olver, Senior Vice President
Kathleen M. Perlman, Senior Vice President
Rajiv N. Raval, Senior Vice President, General Counsel and Secretary
Kevin J. Shea, Senior Vice President
Joseph W. Walsh, Senior Vice President
Michael J. Byrne, Vice President
Barbara A. Connell, Vice President
Troy S. Dockery, Vice President
Olivia W. Giuntini, Vice President
Joseph H. Iarocci, Vice President
Gary D. Kanka, Vice President
John J. Lorito, Vice President
Krystyna H. Miller, Vice President
Kevin M. Petrolino, Vice President
James L. Prigge, Vice President
Richard D. Thomas, Vice President
Andrea E. Trimble, Vice President
Felicia Wang, Vice President
Lloyd W. Wenzl, Vice President and Controller

B F RE UNDERWRITERS
3 Stamford Plaza
301 Tresser Boulevard, 9th Floor
Stamford, Connecticut 06901
Tel: (203) 975 7739    Fax: (203) 975 7749
www.bfreunds.com

Gregory A. Douglas, President
Richard A. Corpus, Executive Vice President
Maria W. Anderson, Senior Vice President
Scott Balfour, Senior Vice President
Frederic C. Cooper, Senior Vice President
Thomas J. Greenfield, Senior Vice President
Jeff M. Neher, Senior Vice President
David H. Richardson, Senior Vice President
Catherine P. Schilling, Senior Vice President
David M. Bartone, Vice President
Clifford Dunigan, Vice President
Vincent A. Friscia, Jr., Vice President
Thomas P. Gaughran, Vice President
Roger Goeke, Vice President
John McGregor, Vice President
Scott Medors, Vice President
Gary S. Miller, Vice President
L. Randy Miller, Vice President
Raymond H. Niver, Vice President
Kathleen C. Patton, Vice President
Rajiv N. Raval, Vice President, General Counsel and Secretary
William F. Seefried, Vice President
Gary W. Shreve, Vice President
William R. Turner, Vice President

| | |
|---|---|
| Chicago, Illinois | Tel: (312) 553 4707 |
| Dublin, Ohio | Tel: (614) 766 4316 |
| Irving, Texas | Tel: (972) 580 9950 |
| Johns Creek, Georgia | Tel: (770) 814 7531 |
| Philadelphia, Pennsylvania | Tel: (215) 568 3570 |
| San Francisco, California | Tel: (415) 543 4466 |

FACULTATIVE RESOURCES
3 Stamford Plaza
301 Tresser Boulevard, 8th Floor
Stamford, Connecticut 06901
Tel: (203) 658 1500    Fax: (203) 658 1515

Joseph L. Sullivan, President
James H. Crutchley, Executive Vice President and Chief Underwriting Officer
Robert R. Coyne, Senior Vice President
William Smart, Senior Vice President
Timothy F. Quinn, Senior Vice President
Gerard Anaszewicz, Senior Vice President

Robert T. Comstock, Senior Vice President
Edward N. Ryan, Senior Vice President
John P. Burk, Vice President
Patrick J. Cannan, Vice President
Philip E. D'Eramo, Vice President
Colleen P. Fahey, Vice President
Thomas V. Lehmkuhl, Vice President
Victor V. Leong, Vice President
James F. Lubeck, Vice President
David M. McNichols, Vice President
Rajiv N. Raval, Vice President, General Counsel and Secretary

Chicago, Illinois Tel: (312) 435 1231

BERKLEY FACULTATIVE REINSURANCE SERVICES
3 Stamford Plaza
301 Tresser Boulevard, 9th Floor
Stamford, Connecticut 06901
Tel: (203) 658 1580 Fax: (203) 658 1590

C. Fred Madsen, President
Gerald S. King, Vice Chairman
Stephen A. Samoskevich, Senior Vice President
Francis J. Bilotti, Vice President
James R. Leonardis, Vice President
Joseph A. Sweeney, Vice President
Pasquale Tomaino, Vice President and Chief Financial Officer
Susan B. Williams, Vice President

## International

BERKLEY INTERNATIONAL, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 629 3000 Fax: (203) 769 4097

William R. Berkley, Chairman and Chief Executive Officer
W. Robert Berkley, Jr., Vice Chairman and President
Javier Esteban, Vice Chairman
Eugene G. Ballard, Senior Vice President, Chief Financial Officer and Treasurer
Ira S. Lederman, Senior Vice President, General Counsel and Secretary
Steven J. Malawer, Vice President and Associate General Counsel

BERKLEY INTERNATIONAL LATINOAMÉRICA S.A.
Carlos Pellegrini 1023, 8th Floor
C1009ABU – Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111
www.berkley.com.ar

Eduardo I. Llobet, President and Chief Executive Officer
Osvaldo P. Borghi, Senior Vice President
Marcelo R. Crespo, Chief Financial Officer

BERKLEY INTERNATIONAL SEGUROS S.A.
Mitre 699, S2000COM – Rosario, Argentina
Tel: (54) 341 410 4200 Fax: (54) 341 425 9802

Carlos Pellegrini 1023, 2nd Floor
C1009ABU – Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8189
www.berkley.com.ar

Eduardo I. Llobet, President and Chief Executive Officer

BERKLEY ARGENTINA DE REASEGUROS S.A.
Carlos Pellegrini 1023, 8th Floor
C1009ABU – Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111
www.berkley.com.ar

Eduardo I. Llobet, President and Chief Executive Officer
Osvaldo P. Borghi, Senior Vice President

BERKLEY INTERNATIONAL ASEGURADORA DE RIESGOS DEL TRABAJO S.A.
Carlos Pellegrini 1023, 3rd Floor
C1009ABU – Buenos Aires, Argentina
Tel: (54) 11 4378 8000 Fax: (54) 11 4378 8084
www.berkley.com.ar

Eduardo I. Llobet, President
Claudio C. Allende, Chief Executive Officer

BERKLEY INTERNATIONAL DO BRASIL SEGUROS S.A.
Rua Olimpíadas, 242, 7th Floor
04551-000 São Paulo, Brazil
Tel: (55) 11 3848 8622 Fax: (55) 11 3848 8633
www.berkley.com.br

José Marcelino Risden, Chairman
Robert Hufnagel, Chief Executive Officer
Carlos Gabriel Prezenszky, Chief Operating Officer
Paulo de Faria, Chief Financial Officer

BERKLEY INTERNATIONAL SEGUROS S.A. (URUGUAY)
Juncal 1305, Apto 101
11100 – Montevideo, Uruguay
Tel: (598) 2916 6998 Fax: (598) 2916 6998 ext. 102
www.berkley.com.uy

Eduardo I. Llobet, President
Daniel Ruota, Chief Financial Officer
Eduardo Vidal, Chief Operating Officer

W. R. BERKLEY INSURANCE (EUROPE), LIMITED
40 Lime Street, 2nd Floor
London EC3M 7AW, England
Tel: (44) 207 280 9000 Fax: (44) 207 280 9090
www.wrbeurope.com

55 King Street, 3rd Floor
Manchester M2 4LQ, England
Tel: (44) 161 817 3440 Fax: (44) 161 817 3442

Stuart Wright, Chief Executive Officer and Chief Underwriting Officer
Paul Hosking, Executive Vice President
Stephen Patfield, Chief Actuary and Head of Risk
Graham Dennis, Chief Operating Officer UK & Ireland
Richard Mangion, Chief Financial Officer
Steven Myhre, European Director of Claims
Peter Glanfield, Director of Underwriting – UK Branch

### W. R. Berkley Insurance Australia

Level 7
BT Tower
1 Market Street
Sydney, NSW, 2000, Australia
Tel: (61) 2 9275 8500    Fax: (61) 2 9261 2773
www.wrbaustralia.com.au

Level 18
333 Ann Street
Brisbane, Qld, 4000, Australia
Tel: (61) 7 3232 1166    Fax: (61) 7 3232 1200

Level 8, Suite 5
454 Collins Street
Melbourne, Victoria 3000, Australia
Tel: (61) 3 8319 4080    Fax: (61) 3 8319 4055

Suite 5, 531 Hay Street
Subiaco
Western Australia 6080, Australia
Tel: (61) 8 9380 8328

Adelaide    Tel (61) 450 324 115

Tony Wheatley, Chief Executive Officer

### W. R. Berkley Insurance (Europe), Limited Zweigniederlassung für Deutschland

Clever Straße 13-15
50668 Köln, Germany
Tel: (49) 221 99386 100

Bertin von Dewitz, Managing Director

### W. R. Berkley Insurance Ireland

Top Floor, Unit 5C
Fingal Bay Business Park
Balbriggan Co. Dublin, Ireland
Tel: (353) 1 690 4442    Fax: (353) 1 690 4448

Owen Twomey, Branch Manager

### W. R. Berkley Insurance Norway NUF

Henrik Ibsens gt.100
P.O. Box 2883
N-0230 Oslo, Norway
Tel: (47) 23 27 24 00    Fax: (47) 23 27 24 01

Jan Tinus Larsen, Managing Director

### W. R. Berkley Insurance (Europe), Limited Sucursal En España

Paseo de la Castellana 149, 8th Floor
28046 Madrid, Spain
Tel: (34) 91 449 26 46    Fax: (34) 91 449 26 99

Alejandro Jiménez, Executive President

Paseo de Gracia num. 11
Escalera A – 6ª planta 4
08007 Barcelona, Spain
Tel: (34) 93 481 47 29    Fax: (34) 93 481 47 37

### W. R. BERKLEY SYNDICATE MANAGEMENT LIMITED SYNDICATE 1967 AT LLOYD'S

34 Lime Street, 4th Floor
London EC3M 7AT, England
Tel: (44) 207 088 1967    Fax: (44) 207 088 1997
www.wrbsyndicate.com

Michael Sibthorpe, Chief Executive Officer
Alastair Blades, Chief Underwriting Officer
Robert Vetch, Chief Financial Officer
Andrew Mitchell, Chief Operating Officer
Jacqui Hedges, Chief Risk Officer
Louise Nevill, Marine Underwriter
Paul Simmonds, Accident Underwriter
Scott Campbell, Property Underwriter
Anders Rolfsen, Head of Actuarial

### BERKLEY RE ASIA (HONG KONG)

Suite 6708, 67th Floor, Central Plaza
18 Harbour Road
Wan Chai, Hong Kong
Tel: (852) 3120 7000    Fax: (852) 2802 2131

K. Grant Robson, President and Chief Executive Officer, Asia Pacific
Eric Chan, General Manager
Daisy Poon, Vice President
Irene Chang, Casualty Facultative Manager
Maria Chung, Finance Manager
Gerald MacDonald, Chief Executive Officer, Singapore and Chief Underwriting Officer, Asia Pacific

### BERKLEY RE ASIA (SINGAPORE)

China Square Central, Unit 09-04, 9th Floor
18 Cross Street
Singapore 048423
Tel: (65) 6671 2070    Fax: (65) 6222 9885

K. Grant Robson, President and Chief Executive Officer, Asia Pacific
Gerald MacDonald, Chief Executive Officer, Singapore and Chief Underwriting Officer, Asia Pacific
Ross Dalgleish, Chief Operating Officer, Singapore
Lianne Tjio, Casualty Manager

BERKLEY RE AUSTRALIA
Level 27, Australia Square
264 George Street
Sydney, NSW, 2000, Australia
Tel: (61) 2 8117 2100 Fax: (61) 2 8117 2150

K. Grant Robson, President and Chief Executive Officer, Asia Pacific
Peter R. Nickerson, Chief Executive Officer, Australia and New Zealand
Tony Piper, Chief Operating Officer, Australia and New Zealand
Gerald MacDonald, Chief Executive Officer, Singapore and Chief Underwriting Officer, Asia Pacific
Shaun A. West, Chief Financial Officer, Asia Pacific
Mark Heydon, Regional Pricing Actuary, Asia Pacific

Level 21
12 Creek Street
Brisbane, Qld, 4000, Australia
Tel: (61) 7 3175 0200

BERKLEY RE UK LIMITED
37-39 Lime Street, 2nd Floor
London EC3M 7AY, England
Tel: (44) 207 398 1000
www.berkleyreuk.com

Richard Fothergill, Chief Executive Officer
Julian Laville, Chief Financial Officer
Elaine Perry, Head of Casualty
Nick Benardout, Head of Property
Philip Townsend, Director of Operations
Stuart Robins, Casualty Underwriter
Cristina Sánchez-Estrada, Property Underwriter

BERKLEY CANADA
First Canadian Place
100 King Street West, Suite 2610
Toronto, ON M5X 1C8, Canada
Tel: (416) 304 1178 Fax: (416) 304 4108

Andrew Steen, President
John Nolan, Executive Vice President
Michael Shore, Vice President
Chris Watters, Vice President
Karen Woodfield, Vice President and Chief Financial Officer
Steven Cade, Vice President
Marie-Claude Desroches, Vice President
Brian Yoshikuni, Vice President
Sayf Ali, Vice President
Robert Wilson, Vice President

## Service Operations

BERKLEY CAPITAL, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 629 3000 Fax: (203) 769 4095

Frank T. Medici, President

BERKLEY DEAN & COMPANY, INC.
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 629 3000 Fax: (203) 769 4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President
Nicholas R. Lang, Vice President
James T. McGrath, Vice President
Robert C. Melillo, Vice President
Bobeck Shayegani, Managing Director
Adam Coppola, Assistant Vice President

BERKLEY TECHNOLOGY SERVICES LLC
101 Bellevue Parkway
Wilmington, Delaware 19809
Tel: (302) 439 2000 Fax: (302) 439 2016

Mike P. Sciole, Executive Vice President
Frank C. Vedder, Senior Vice President
Jim W. Allen, Vice President
Harry J. Berkley, Vice President
Jeremy K. Bullock, Vice President
Michael D. Chang, Vice President
Gregory J. Prohaska, Vice President
Marsha T. Smothers, Vice President

Des Moines, Iowa Tel: (515) 564 2300

---

W. R. Berkley Corporation's operating units conduct business through the following insurance entities:

Acadia Insurance Company; Admiral Indemnity Company; Admiral Insurance Company; American Mining Insurance Company, Inc.; Berkley Argentina de Reaseguros S.A.; Berkley Assurance Company; Berkley Insurance Company; Berkley International Aseguradora de Riesgos del Trabajo S.A.; Berkley International do Brasil Seguros S.A.; Berkley International Seguros S.A.; Berkley International Seguros S.A. (Uruguay); Berkley Life and Health Insurance Company; Berkley National Insurance Company; Berkley Regional Insurance Company; Berkley Regional Specialty Insurance Company; Carolina Casualty Insurance Company; Clermont Insurance Company; Continental Western Insurance Company; East Isles Reinsurance, Ltd.; Firemen's Insurance Company of Washington, D.C.; Gemini Insurance Company; Great Divide Insurance Company; Greenwich Knight Insurance Company, Ltd.; Key Risk Insurance Company; Midwest Employers Casualty Company; Nautilus Insurance Company; Preferred Employers Insurance Company; Queen's Island Insurance Company, Ltd.; Riverport Insurance Company; StarNet Insurance Company; Syndicate 1967 at Lloyd's; Tri-State Insurance Company of Minnesota; Union Insurance Company; Union Standard Lloyds; W. R. Berkley Insurance (Europe), Limited

# Board of Directors and Officers

## Directors

**William R. Berkley**
Chairman of the Board and Chief Executive Officer

**W. Robert Berkley, Jr.**
President and Chief Operating Officer

**Christopher L. Augostini**
Senior Vice President and Chief Operating Officer
Georgetown University

**Ronald E. Blaylock**
Managing Partner
GenNx360 Capital Partners

**Mark E. Brockbank**
Retired Chief Executive
XL Brockbank Ltd.

**George G. Daly**
Professor and Former Dean
McDonough School of Business
Georgetown University

**Mary C. Farrell**
Financial Services Industry Consultant
Retired Managing Director, Chief Investment Strategist
UBS Wealth Management USA

**Jack H. Nusbaum**
Senior Partner
Willkie Farr & Gallagher LLP

**Mark L. Shapiro**
Private Investor

## Officers

**William R. Berkley**
Chairman of the Board and Chief Executive Officer

**W. Robert Berkley, Jr.**
President and Chief Operating Officer

**Eugene G. Ballard**
Senior Vice President – Chief Financial Officer

**Robert P. Cole**
Senior Vice President

**Kevin H. Ebers**
Senior Vice President – Information Technology

**Robert W. Gosselink**
Senior Vice President

**Jeffrey M. Hafter**
Senior Vice President

**Paul J. Hancock**
Senior Vice President – Chief Corporate Actuary

**Robert C. Hewitt**
Senior Vice President

**Gillian James**
Senior Vice President – Enterprise Risk Management

**Peter L. Kamford**
Senior Vice President

**Carol J. LaPunzina**
Senior Vice President – Human Resources

**Ira S. Lederman**
Senior Vice President – General Counsel and Secretary

**C. Fred Madsen**
Senior Vice President

**William M. Rohde, Jr.**
Senior Vice President

**Lucille T. Sgaglione**
Senior Vice President

**James G. Shiel**
Senior Vice President – Investments

**Robert D. Stone**
Senior Vice President

**Nelson Tavares**
Senior Vice President – Claims

**Steven W. Taylor**
Senior Vice President

**Philip S. Welt**
Senior Vice President

**Richard K. Altorelli**
Vice President – Investment Controller

**Richard M. Baio**
Vice President – Treasurer

**Harry J. Berkley**
Vice President – Information Technology

**Thomas P. Boyle**
Vice President – Corporate Actuarial

Officers (cont.)

**Michele Fleckenstein**
Vice President – Internal Audit

**Karen A. Horvath**
Vice President – External Financial Communications

**Joan E. Kapfer**
Vice President

**Aaron M. Larson**
Vice President

**Edward F. Linekin**
Vice President – Investments

**A. Scott Mansolillo**
Vice President – Chief Compliance Officer

**Steven J. Malawer**
Vice President – Senior Counsel

**Jane B. Parker**
Vice President – Senior Counsel

**Clement P. Patafio**
Vice President – Corporate Controller

**Josephine A. Raimondi**
Vice President – Senior Counsel and Assistant Secretary

**Rajiv N. Raval**
Vice President – Senior Counsel

**Scott A. Siegel**
Vice President – Taxes

**Jessica L. Somerfeld**
Vice President – Corporate Actuary

**Dana R. Frantz**
Assistant Vice President – Corporate Actuary

**Arthur Gurevitch**
Assistant Vice President – Analytics

**David D. Hudson**
Assistant Vice President – Corporate Data Manager

**Naomi B. Kinderman**
Assistant Vice President – Counsel

**Suzette A. Lemson**
Assistant Vice President – Office of the Chairman

**John M. Littzi**
Assistant Vice President – Senior Counsel

**Nancy Micale**
Assistant Vice President – Human Resources

**Raymond J. O'Brien**
Assistant Vice President – Director of Internal Audit

**Srinivas R. Somayajula**
Assistant Vice President – Corporate Actuary

**Bryan V. Spero**
Assistant Vice President – Corporate Actuary

**Laura A. Stevens**
Assistant Vice President – Corporate Actuary

**Simon A. Tuck**
Assistant Vice President – U.S. Corporate Catastrophe Manager

**Bruce I. Weiser**
Assistant Vice President – Counsel

**Gene Zhang**
Assistant Vice President – Corporate Actuary

**John M. Antonazzo**
Director of Investment Accounting

**Richard A. Jordan, Jr.**
Tax Counsel

**Jean P. Milot**
Assistant Corporate Controller

**John S. Navratil**
Assistant Tax Director

**George K. Richardson**
Assistant Treasurer

**Janet L. Shemanske**
Assistant Secretary

**Donna Syko**
Assistant Secretary – Human Resources

**John E. Warycha**
Assistant Corporate Controller – Financial Reporting

## Annual Meeting

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 1:00 p.m. on May 21, 2013 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

## Shares Traded

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange.
Symbol: WRB

## Transfer Agent and Registrar

Wells Fargo Bank, N.A.
Shareowner Services
1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120-4100
Tel: (800) 468 9716
http://wellsfargo.com/com/shareownerservices

## Website

For additional information, including press releases, visit our internet site at:
http://www.wrberkley.com
Follow us on Twitter: @WRBerkleyCorp

## Auditors

KPMG LLP, New York, New York

## Outside Counsel

Willkie Farr & Gallagher LLP, New York, New York


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The W. R. Berkley Corporation 2012 Annual Report is printed on recycled paper made from fiber sourced from well-managed forests and other controlled wood sources and is independently certified to the Forest Stewardship Council™ (FSC®) standards.



"Always do right. This will gratify some people, and astonish the rest."

**Mark Twain**




**W. R. Berkley Corporation**

475 Steamboat Road Greenwich, CT 06830
203.629.3000 **www.wrberkley.com**


@WRBerkleyCorp